Exhibit 2.2

Execution Version

PURCHASE AND SALE AGREEMENT

among

BANNER OIL & GAS, LLC, WOODFORD PETROLEUM, LLC

AND

LLANO ENERGY LLC,

collectively as Sellers,

and

U.S. Energy CORPoration,

as Purchaser

Executed October 4, 2021

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7.11	Legal Compliance	20
7.12	Environmental	20
7.13	Material Contracts	21
7.14	Current Commitments	21
7.15	Imbalances	21
7.16	Suspense Accounts, Sales Agreements	21
7.17	Securities Law Compliance.	21
7.18	Financial Statements of Sellers	22
7.19	Certain Limitations; Schedules	23
7.20	Royalties, Etc.	23
7.21	Drilling Obligations	23
7.22	Current Bonds.	23
7.23	Non-Consent Operations	23
7.24	Partnerships	23
7.25	Absence of Certain Changes.	23
7.26	Permits	23
7.27	Certain Business Practices	24
7.28	Insurance	24

Article VIII REPRESENTATIONS AND WARRANTIES OF PURCHASER		24
8.1	Organization, Existence, and Qualification	24
8.2	Authority, Approval, and Enforceability	24
8.3	Bankruptcy	24
8.4	Brokers’ Fees	25
8.5	No Conflicts	25
8.6	Consents	25
8.7	Financing	25
8.8	Regulatory	25
8.9	Independent Evaluation	25
8.10	Accredited Investor	26
8.11	Taxes	26
8.12	Litigation	26
8.13	Legal Compliance	26
8.14	Environmental	27
8.15	Material Contracts	27
8.16	Current Commitments	27
8.17	Capitalization.	27
8.18	SEC Documents and Financial Statements	28
8.19	Independent Registered Public Accounting Firm	29
8.20	Controls and Procedures; Listing; Investment Company	29
8.21	Contractual Restrictions	29
8.22	Form S-3 Eligibility	30
8.23	Exemptions from Securities Laws	30
8.24	Absence of Certain Changes	30
8.25	Board Approval	30
8.26	Fairness Opinion	30
8.27	Other PSA Diligence	30
8.28	Royalties, Etc.	31
8.29	Non-Consent Operations	31
8.30	Permits	31

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Article IX CERTAIN COVENANTS AND AGREEMENTS		31
9.1	Conduct of Business Prior to Closing by Sellers.	33
9.2	Conduct of Business Prior to Closing by Purchaser.	33
9.3	Successor Operator	33
9.4	Governmental Bonds; Guarantees	34
9.5	Material Required Consents	34
9.6	Preferential Rights	35
9.7	Casualty Loss	36
9.8	Revenues	36
9.9	Suspense Accounts	36
9.10	Non-Solicitation; No-Hire	37
9.11	Confidentiality	37
9.12	Public Announcements	37
9.13	Record Retention	37
9.14	Breaches before Closing	37
9.15	Amendment of Schedules	38
9.16	Proxy Statement and Shareholder Meeting	39
9.17	Additional Listing Application; Transfer Agent	40
9.18	NASDAQ Continued Listing	40
9.19	Seller’s Proxy Statement Information and Financial Statements.	40
9.20	Lock-Up	41
9.21	Sales Pursuant to Rule 144	41
9.22	Other PSAs	41
9.23	Closing Conditions	41
9.24	Remedial Action..	42

Article X CONDITIONS TO CLOSING		42
10.1	Mutual Conditions to Closing	42
10.2	Sellers’ Conditions to Closing	42
10.3	Purchaser’s Conditions to Closing	43

Article XI CLOSING		44
11.1	Date of Closing	44
11.2	Closing Obligations	44
11.3	Records	46
11.4	Risk of Loss	46

Article XII TERMINATION		46
12.1	Termination	46
12.2	Effect of Termination	47
12.3	Return of Documentation and Confidentiality	48

Article XIII TAX MATTERS		49
13.1	Apportionment	49
13.2	Tax Reports and Returns	49
13.3	Transfer Taxes	49
13.4	Tax Proceedings	50
13.5	Amendments	50
13.6	Cooperation	50
13.7	Form 8594	50
13.8	Agreed Tax Treatment	50

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Article XIV ASSUMPTION; INDEMNIFICATION; SURVIVAL		51
14.1	Assumption by Purchaser	51
14.2	Indemnities of Seller	51
14.3	Indemnities of Purchaser	51
14.4	No Third-Party Claims	52
14.5	Limitation on Liability	52
14.6	Express Negligence	54
14.7	Exclusive Remedy	54
14.8	Indemnification Procedures	55
14.9	Survival	56
14.10	Waiver of Right to Rescission	57
14.11	Subrogation	57
14.12	Non-Compensatory Damages	57

Article XV MISCELLANEOUS		58
15.1	Legal Fees	58
15.2	Expenses	58
15.3	Governing Law	58
15.4	Jurisdiction and Venue	58
15.5	Waiver of Jury Trial	59
15.6	Time of the Essence; Calculation of Time	59
15.7	Notices	59
15.8	Entire Agreement; Conflicts	60
15.9	Amendments and Waivers	60
15.10	Binding Effect; Assignment	61
15.11	Counterparts	61
15.12	Third-Party Beneficiaries	61
15.13	Severability	62
15.14	DTPA	62
15.15	Headings; Mutuality	62
15.16	Removal of Name	62
15.17	Litigation Support	62
15.18	Further Assurances	63
15.19	Filings, Notices, and Certain Governmental Approvals	63
15.20	Specific Performance	63

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APPENDIX

Appendix:	Description:
Appendix A	Defined Terms

EXHIBITS

Exhibits:		Description:
Exhibit A-1	—	Acquired Leases and Acquired Mineral Interests
Exhibit A-2	—	Acquired Wells
Exhibit A-3	—	Acquired Personal Property
Exhibit B	—	Specified Excluded Assets
Exhibit C-1	—	Form of Assignment
Exhibit C-2	—	Form of Mineral Deed
Exhibit D	—	Form of Closing Certificate
Exhibit E	—	Form of Non-Foreign Affidavit
Exhibit F	—	Form of Transition Services Agreement
Exhibit G	—	Form of Registration Rights Agreement
Exhibit H	—	Form of Voting Agreement
Exhibit I	—	Form of Contribution Agreement

SCHEDULES

Schedules:		Description:
Schedule EPA	—	Existing Purchaser Assets
Schedule 3.3(a)(ii)	—	Specified Costs
Schedule 3.4	—	Seller’s Wiring Instructions; Apportionment of Purchase Price
Schedule 7.6	—	Taxes of Sellers
Schedule 7.7	—	No Conflicts
Schedule 7.8	—	Material Required Consents
Schedule 7.9	—	Preferential Rights
Schedule 7.10	—	Litigation of Sellers
Schedule 7.11	—	Legal Compliance of Sellers
Schedule 7.12	—	Environmental (Sellers)
Schedule 7.13	—	Material Contracts of Sellers
Schedule 7.14	—	Current Commitments of Sellers
Schedule 7.15	—	Imbalances
Schedule 7.16	—	Suspense Accounts
Schedule 7.18(a)	—	Banner Financial Statements
Schedule 7.18(b)	—	Woodford Financial Statements
Schedule 7.18(c)	—	Llano Financial Statements
Schedule 7.22	—	Current Bonds
Schedule 7.23	—	Non-Consent Operations of Sellers
Schedule 7.25	—	Absence of Certain Changes
Schedule 8.11	—	Taxes of Purchaser
Schedule 8.12	—	Litigation of Purchaser
Schedule 8.13	—	Legal Compliance of Purchaser
Schedule 8.14	—	Environmental (Purchaser)
Schedule 8.15	—	Material Contracts of Purchaser
Schedule 8.16	—	Current Commitments of Purchaser
Schedule 8.17	—	Capitalization
Schedule 8.18	—	SEC Documents and Financial Statements
Schedule 8.27	—	Diligence
Schedule 8.29	—	Non Consent Operations of Purchasers
Schedule 9.1	—	Certain Operations by Sellers
Schedule 9.2	—	Certain Operations by Purchaser

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PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated October 4, 2021 (the “Execution Date”), is made by and among Banner Oil & Gas, LLC, a Delaware limited liability company (“Banner”), Woodford Petroleum, LLC, a Delaware limited liability company (“Woodford”) and Llano Energy LLC, a Delaware limited liability company (“Llano”, and together with Banner and Woodford, each a “Seller” and collectively, the “Sellers”), and U.S. Energy Corporation, a Wyoming corporation (“Purchaser”). Sellers and Purchaser are sometimes referred to herein collectively as the “Parties” and each individually as a “Party”.

RECITALS

WHEREAS, each Seller owns and desires to sell certain oil and gas interests and other assets and properties in exchange for the Purchase Price (as defined herein) and other consideration to be paid by Purchaser under the terms of, and subject to the conditions in, this Agreement; and

WHEREAS, Purchaser desires to purchase such oil and gas interests and other assets and properties under the terms of, and subject to the conditions in, this Agreement.

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual covenants herein contained, the benefits to be derived by each Party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINED TERMS; INTERPRETATION

1.1 Defined Terms. Capitalized terms used in this Agreement that are not otherwise defined in this Agreement are defined in Appendix A.

1.2 Interpretation. As used in this Agreement, except as otherwise indicated in this Agreement or as the context may otherwise require:

(a) the words “include”, “includes”, and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import;

(b) the word “or” is not exclusive, and the word “extent” in the phrase “to the extent” means the degree or proportion to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(c) references to an “Article”, “Section”, “preamble”, “recital”, or any other subdivision, or to an “Appendix”, “Exhibit”, or “Schedule”, are to an article, section, preamble, recital, or subdivision of this Agreement, or to an appendix, exhibit, or schedule to this Agreement, respectively;

(d) the words “this Agreement”, “hereby”, “hereof”, “herein”, “hereunder”, and comparable words refer to all of this Agreement, including the Appendix, Exhibits, and Schedules to this Agreement, and not to any particular Article, Section, preamble, recital, or other subdivision of this Agreement or Appendix, Exhibit, or Schedule to this Agreement;

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(e) any pronoun in masculine, feminine, or neuter form shall include each other gender;

(f) any word in the singular form includes the plural and vice versa;

(g) references to any agreement or other document are to such agreement or document as amended, modified, superseded, supplemented, and restated now or from time to time after the date of this Agreement;

(h) references to any Law are references to such Law as amended, modified, supplemented, and restated now or from time to time after the date of this Agreement, and to any corresponding provisions of successor Laws, and, unless the context requires otherwise, any reference to any statute shall be deemed also to refer to all rules and regulations promulgated and Orders issued thereunder;

(i) references to any Person include such Person’s respective permitted successors and permitted assigns;

(j) references to a “day” or number of “days” (without the explicit qualification of “Business”) refer to a calendar day or number of calendar days; and

(k) any financial or accounting term that is not otherwise defined in this Agreement shall have the meaning given such term under GAAP.

Article II
PURCHASE AND SALE

2.1 Purchase and Sale of Assets. At the Closing, under the terms of, and subject to the conditions in, this Agreement, each Seller shall sell and convey to Purchaser, and Purchaser shall purchase and receive from each Seller, all of such Seller’s right, title, and interest in and to the Acquired Assets.

2.2 Acquired Assets. The term “Acquired Assets” means all of Sellers’ right, title, and interest in and to the following, but excluding the Excluded Assets and subject to the terms and reservations herein:

(a) all oil, gas, and mineral leases (the “Acquired Leases”) and all oil and gas mineral fee interests the (“Acquired Mineral Interests”) described in Exhibit A-1, together with any and all other rights, titles, and interests of Sellers in and to the lands covered or burdened thereby and all other interests of Sellers of any kind or character in and to the Acquired Leases and the Acquired Mineral Interests;

(b) all existing and effective unitization, pooling, and communitization agreements, declarations, and orders covering any of the lands covered or burdened by any of the Acquired Leases or Acquired Mineral Interests (such lands, together with all other lands pooled or unitized under such agreements, declarations, and orders, are referred to herein as the “Lands”);

(c) all wells (including all Hydrocarbon wells, water wells, disposal wells, injection wells, abandoned wells, and any other wells) and all associated lateral pipelines located on the Lands, whether producing or non-producing (the “Acquired Wells” and together with the Acquired Leases and the Acquired Mineral Interests, the “Acquired Properties”), including the Hydrocarbon wells listed on Exhibit A-2;

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(d) (i) all Hydrocarbons in, on, or under, or that may be produced from, the Lands on or after the Effective Time, (ii) all Hydrocarbon inventories from or attributable to the Lands in storage on the Effective Time, and (iii) all Hydrocarbons attributable to make-up rights and obligations with respect to imbalances attributable to the Lands;

(e) to the extent transferable (at no out of pocket cost or expense to Sellers), all Easements on or over the Lands to the extent primarily used or held for use as of the Closing Date in connection with the ownership of or Operations applicable to the Acquired Properties (the “Acquired Easements”);

(f) to the extent transferable (at no out of pocket cost or expense to Sellers), all Permits that have been granted or issued as of the Closing Date solely in connection with Operations applicable to any other any Acquired Property or Acquired Personal Property;

(g) all fee interests in surface real property and leasehold estates in surface real property, in each case, that cover any part of the Lands or are primarily used or held for use in connection with the ownership or operation of the Acquired Assets (the “Acquired Real Estate”);

(h) all owned and leased (i) vehicles listed on Exhibit A-3, and (ii) interests in the Equipment and Operating Inventory primarily used or held for use as of the Closing Date in connection with Operations applicable to the Acquired Properties (collectively, the “Acquired Personal Property”);

(i) all Hydrocarbon sales, purchase, gathering, and processing contracts, transportation contracts, operating agreements, balancing agreements, joint venture agreements, partnership agreements, farmout and farmin agreements, area of mutual interest agreements, surface use agreements, contribution agreements, and other contracts and agreements, in each case, to the extent the foregoing cover, are attributable to, or relate to any of the other Acquired Assets or to Operations on the Acquired Assets (the “Acquired Contracts”), including those Material Contracts listed on Schedule 7.13; provided, however, that Acquired Contracts do not include any (i) Acquired Lease, Acquired Mineral Interest, Acquired Easement, Permit, or Acquired Real Estate; (ii) master services agreements (other than any master services agreement specifically listed on Schedule 7.13, which master services agreement(s), if listed on Schedule 7.13, is an Acquired Contract) or (iii) contract or agreement to the extent relating to any Excluded Asset;

(j) (i) all accounts receivable for which Sellers receive an upward adjustment to the Base Purchase Price pursuant to Section 3.3(a)(iii), and (ii) except to the extent relating to any Excluded Assets, and except for Claims, payments, and proceeds under insurance policies (other than proceeds which are to be transferred in connection with any Casualty Losses pursuant to Section 9.7), all rights, claims, and causes of action against Third Parties (including warranty and indemnity claims and defenses) to the extent and only to the extent, in each case, (1) arising on or after the Effective Time, (2) assignable and (3) relating to any of the Assumed Liabilities;

(k) all Technical Data in Sellers’ possession (or in the possession of their Affiliates) that primarily relates to the Acquired Properties of Sellers (the “Acquired Data”); and

(l) to the extent transferable, all Records to the extent relating to the other Acquired Assets described in Section 2.2(a) through 2.2(k) that are in the possession of a Seller or any of its Affiliates; provided, however, that (i) Records relating to Income Taxes or franchise taxes, constituting Acquired Data, or relating to such Seller’s business generally, (ii) Records that are subject to a valid legal privilege or to disclosure restrictions, (iii) Records that are not transferable without payment of additional consideration (and Purchaser has not agreed in writing to pay such additional consideration), (iv) all e-mails, and (v) all employee files, in each case, shall be excluded (the foregoing items in this subpart (l), less the items listed above as being excluded, and less the other Excluded Assets, collectively, the “Acquired Records”); provided further, however, such Seller may retain a copy of all such Acquired Records and shall have no obligation to delete electronic file Acquired Records from such Seller’s or its Affiliates servers and networks, provided, that Sellers use commercially reasonable efforts to keep such information confidential following the date of this Agreement.

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2.3 Excluded Assets. Notwithstanding Section 2.2, the Acquired Assets shall not include, and there is excepted, reserved, and excluded from the Contemplated Transactions, all of the following of each Seller and their Affiliates (the “Excluded Assets”):

(a) corporate, financial, Income Tax, franchise tax, and legal data and records of each Seller (other than title records pertaining to the Acquired Properties), and all other information, records, and data that relate to each Seller’s business generally (whether or not relating to the Acquired Assets) or to businesses of a Seller or any Affiliate of a Seller other than the exploration and production of Hydrocarbons;

(b) all accounts receivable (other than accounts receivable for which a Seller receives an upward adjustment to the Base Purchase Price pursuant to Section 3.3(a)(iii)) and other rights to payment, refund, or indemnity accruing or attributable to any period before the Effective Time or to any Excluded Assets, including the right to any payments under any Acquired Leases (including any reduction to, rebate of or earn-back with respect to bonus payments paid prior to the Effective Time) or otherwise with respect to any Royalties or the overpayment thereof, the full benefit of all Liens, security for such accounts, or rights to payment, and all rights, Claims, refunds, causes of action, or choses in action relating to the foregoing, except in each case with respect to Property and Production Taxes for which Purchaser is responsible under Section 13.1;

(c) all production of Hydrocarbons from or attributable to the Acquired Properties with respect to any period before the Effective Time (other than Hydrocarbons in storage on the Effective Time and make-up Hydrocarbons with respect to imbalances described in Section 2.2(d)), including (i) all proceeds attributable to any such pre-Effective Time production, and (ii) all rights, Claims, refunds, causes of action, or choses in action relating to such pre-Effective Time production or proceeds (including settlement of take-or-pay disputes);

(d) except as contemplated in Section 9.7 in respect of Casualty Losses, all insurance policies, and all Claims, payments, and proceeds under any such insurance policies, to the extent relating to any period prior to the Effective Time;

(e) except with respect to the Specified Assumed Hedging Obligations, all Hedging Instruments of Sellers and their Affiliates, if any, and all rights under any such Hedging Instruments;

(f) all deposits, surety bonds, letters of credit, and collateral pledged to secure any Liability or obligation of a Seller in respect of the Acquired Assets;

(g) all rights or interest of any Seller in any Intellectual Property;

(h) (i) a copy of all of Banner’s Technical Data (ii) all of Woodford’s and Llano’s Technical Data, (iii) all interpretive data and analysis of Technical Data, and (iv) all studies related to reserve assessments and economic estimates and analyses;

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(i) all data, software, and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee, penalty, or other consideration by any license agreement or other agreement with a Person other than Affiliates of a Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay such fee, penalty, or other consideration, as applicable;

(j) all information entitled to legal privilege, including attorney work product and attorney-client communications (excluding title opinions), and all information, records, and data relating to the Excluded Assets;

(k) records relating to either (i) the auction, marketing, acquisition, or disposition (or proposed acquisition or disposition) of the Acquired Assets, including the existence, identity, and inquiries and proposals received from or made to, and records of negotiation with, any Person, and any economic analyses associated therewith, and all internal communications with and documents shared by and with legal counsel of a Seller in connection with any of the foregoing, or (ii) any employees of a Seller or any of their Affiliates;

(l) all proceeds from the settlement or disposition of any Claims, Proceedings, or disputes, all warranties and rights to indemnification, and all other rights, claims, refunds, causes of action, and choses in action, in each case, owed or paid to or in favor of a Seller or any of its Affiliates, in each case, (i) under the Transaction Documents, (ii) arising out of or relating to any of the other Excluded Assets or Excluded Liabilities or to any matters for which a Seller is obligated hereunder to indemnify any Person, or (iii) to the extent related to the period prior to the Effective Time;

(m) audit rights under operating agreements or other contracts or agreements to the extent attributable or relating to periods before the Effective Time, any other Excluded Assets or Excluded Liability, or any matters for which a Seller has agreed to indemnify the Indemnified Purchaser Parties hereunder, and Purchaser will cooperate with Sellers to facilitate Sellers’ exercise of such rights;

(n) any Claims of Sellers or any Affiliate of Sellers for any refunds of or loss of carry forwards in respect of any Taxes for which a Seller is liable for payment or required to indemnify Purchaser hereunder, including with respect to (i) taxable periods or portions thereof ending on or prior to the Effective Time, (ii) Income Taxes or franchise Taxes relating to taxable periods or portions thereof ending on or prior to the Effective Time, or (iii) Taxes attributable to any Excluded Assets or Excluded Liability;

(o) all vehicles not listed on Exhibit A-4 and all office furniture, office supplies, personal computers and associated peripherals, licensed software, and all radio (excluding SCADA equipment), cell phones and telephone equipment;

(p) all overhead costs and expenses paid or payable by Third Party non-operators to a Seller or any of their Affiliates pursuant to any applicable joint operating agreement with respect to periods of time prior to Closing;

(q) all electronic communications, including email;

(r) all assets and properties specifically listed in Exhibit B, regardless of whether such assets and properties may be used or held for use in connection with the Acquired Assets;

(s) copies of the Acquired Records; and

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(t) all other assets and properties expressly excluded from the Contemplated Transactions pursuant to the terms of this Agreement.

2.4 Assumption of Liabilities. At the Closing, Purchaser shall assume and agree to timely and fully pay, perform, and otherwise discharge, the Assumed Liabilities, under the terms of, and subject to the conditions in, this Agreement. In addition, Purchaser shall provide the Sellers with cash proceeds for the payoff amount of the Specified Assumed Indebtedness totaling principal of approximately $3,300,000 plus accrued interest as of the Closing Date, such amount to be included and reflected on the Preliminary Settlement Statement at Closing. Also, at Purchaser’s option, at Closing, (1) Seller will use commercially reasonable efforts to cause the Specified Assumed Hedging Obligations to be novated to Purchaser, or (2) Purchaser will liquidate such Specified Assumed Hedging Obligations and remit one or more cash payments to the holders thereof to settle such Specified Assumed Hedging Obligations. Sellers and Purchaser acknowledge and agree releases and termination statements will not be delivered at Closing for the loans to Banner, Woodford and Llano, in each case advanced by the Small Business Administration, pursuant to the Economic Injury Disaster Loan Program of the CARES Act. Sellers shall use commercially reasonable efforts to obtain such lien releases and termination statements after Closing.

2.5 Effective Time. Notwithstanding that the Closing may occur on another date and at another time, the purchase and sale of the Acquired Assets and the assumption of the Assumed Liabilities shall be effective as of the Effective Time.

Article III
PURCHASE PRICE

3.1 Purchase Price. Subject to the other terms and provisions of this Agreement, in addition to assumption by Purchaser of the Assumed Liabilities, the consideration payable by Purchaser to Sellers for the Acquired Assets shall be the Purchase Price. At Closing, Purchaser shall (a) deliver 6,790,524 shares of Common Stock (the “Share Consideration”) to Sellers and (b) pay an amount equal to One Million U.S. Dollars ($1,000,000.00) to Sellers (the “Cash Consideration” and together with the Share Consideration, the “Base Purchase Price”). The “Purchase Price” means (a) the Base Purchase Price; plus or minus (b) the net amount of the adjustments under Section 3.3. The adjustments under Section 3.3 shall be made solely to the Cash Consideration and shall be preliminarily determined under Section 3.4 pursuant to the Preliminary Settlement Statement and subject to final adjustment after the Closing under Section 3.5 pursuant to the Final Settlement Statement. The Purchase Price shall be apportioned among Sellers in accordance with Schedule 3.4. The number of shares of Common Stock constituting the Share Consideration shall be proportionately adjusted to reflect any stock split, combination of shares, stock dividend or other similar event affecting the Common Stock occurring after the date of this Agreement and prior to the Closing.

3.2 Deposit. Concurrently with the execution of this Agreement by the Parties, Purchaser shall deposit by wire transfer of immediately available funds with Citizens Bank, N.A. (the “Escrow Agent”), in the escrow account (the “Escrow Account”) established under the escrow agreement entered into by the Escrow Agent and the Parties on the Execution Date (the “Escrow Agreement”), an amount in cash equal to Five Hundred Thousand Dollars ($500,000.00) (the “Deposit”) as an earnest money deposit. Interest accruing on the Deposit shall become part of the Deposit for all purposes under this Agreement. The Deposit is not refundable, except as expressly provided in Section 12.2. If the Closing occurs, then the Deposit shall be released to Sellers and applied towards the Closing Amount under Section 3.4(b). If the Closing does not occur, then the Deposit shall be released as provided in Section 12.2.

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3.3 Adjustments to Purchase Price. All adjustments to the Purchase Price under this Section 3.3 shall be without duplication of other adjustments under this Section 3.3:

(a) Upward Adjustments. The Base Purchase Price shall be adjusted upward by the following:

(i) the amount of all Property Expenses, Royalties, and other costs and expenses attributable to the Acquired Assets or the operation or ownership thereof during the period from and after the Effective Time that are paid by or on behalf of, but have not been reimbursed to, a Seller or its Affiliates; including (A) rentals, shut-in payments, and other lease payments, (B) renewals and/or extensions of Acquired Leases, (C) prepaid costs and expenses (including payment of insurance and bond premiums, surface use agreement fees, and software licensing fees, to the extent such payments are attributable to the period from and after the Effective Time), and (D) costs of acquiring necessary Easements, provided that no upward adjustment made pursuant to this Section 3.3(a)(i) shall affect Purchaser’s liability with respect to Assumed Liabilities;

(ii) the expenditures listed on Schedule 3.3(a)(ii) that are paid by or on behalf of Seller or its Affiliates, whether attributable to periods before or after the Effective Time;

(iii) to the extent that a Seller has not been reimbursed prior to Closing, the aggregate amount of all accounts receivable with respect to costs and expenses paid by a Seller or its Affiliates on behalf of any Third Party co-owner of any property or asset a portion of which constitutes an Acquired Asset (whether attributable to periods before or after the Effective Time), and Purchaser shall be responsible for the collection of such accounts receivable from and after Closing;

(iv) the amount of all Property and Production Taxes prorated to Purchaser under Section 13.1 that are paid or to be paid or otherwise economically borne by a Seller or its Affiliates (net of any deductions, credits, reimbursements, and refunds attributable thereto that are realized by such Seller);

(v) the amount of all income, revenues, and proceeds attributable to the Acquired Assets during the period prior to the Effective Time that are received by or otherwise owing to Purchaser or its Affiliates and not remitted or paid to Sellers, net of any applicable marketing fees and adjustments, Royalties, and Production Taxes in connection therewith (including amounts owing to Sellers in connection with overpayment of any Royalties, but excluding amounts held in suspense for the benefit of a Third Party);

(vi) an amount equal to all Hydrocarbons attributable to the Acquired Properties that, at the Effective Time, constitute linefill or that are in storage tanks above the load level connection or within processing plants, multiplied by the applicable price paid or, if not yet sold, the applicable price for which the applicable production from the Acquired Properties was sold most recently prior to the Effective Time; and

(vii) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Sellers and Purchaser.

(b) Downward Adjustments. The Base Purchase Price shall be adjusted downward by the following:

(i) the amount of all pre-Effective Time Property Expenses attributable to the Acquired Properties or the ownership or operation thereof during the period prior to the Effective Time (other than those described in Section 3.3(a)(ii)) that are incurred by a Seller and paid by, but have not been reimbursed to, Purchaser or its Affiliates;

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(ii) the amount of all Property and Production Taxes prorated to Sellers under Section 13.1 that are paid or to be paid or otherwise economically borne by Purchaser or its Affiliates (net of any deductions, credits, reimbursements, and refunds attributable thereto that are realized by Purchaser);

(iii) other than any Excluded Assets, the amount of all income, revenues, and proceeds attributable to the Acquired Properties during the period from and after the Effective Time that are received by a Seller or its Affiliates and not remitted or paid to Purchaser, and for which a Seller has provided the Purchaser prompt written notice of the receipt of, net of any applicable marketing fees and adjustments, Royalties, and Production Taxes in connection therewith (excluding amounts held in suspense for the benefit of a Third Party, and excluding any rebates of insurance premiums received as a result of termination of a Seller’s insurance policies (which are for such Seller’s account); and

(iv) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Sellers and Purchaser.

(c) Imbalance Adjustments. The Base Purchase Price shall be further adjusted upward or downward, as appropriate, by (i) the volume of wellhead imbalances as of the Effective Time attributable to Sellers’ interest in the Acquired Assets, multiplied by $4.00 per MCF (upward for underage and downward for overage); and (ii) the volume of any pipeline or transportation imbalances as of the Effective Time attributable to Sellers’ interest in the Acquired Assets, multiplied by the then current monthly price applicable to deliveries to the applicable pipeline (upward for over-deliveries and downward for under-deliveries).

(d) Overpayment Adjustments. For the avoidance of doubt, in the event a Seller or its Affiliates receive an overpayment of proceeds for which Purchaser receives an adjustment to the Base Purchase Price under Section 3.3(b) and such Seller is subsequently required to reimburse or otherwise account for such overpayment to a Third Party, such Seller shall be entitled to a reimbursement from Purchaser of such overpayment amount, which if such amount is known prior to the issuance of the Final Settlement Statement, shall be reflected as an adjustment on the Final Settlement Statement.

3.4 Preliminary Settlement Statement; Closing Amount.

(a) Preliminary Settlement Statement. Not less than five (5) Business Days prior to Closing, Sellers shall prepare and submit to Purchaser a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth (i) estimates of the adjustments under Section 3.3, and (ii) the resulting Closing Amount and Closing Payment. Sellers may thereafter, until the Business Day prior to Closing, continue to update the Preliminary Settlement Statement after submission of the initial draft thereof to Purchaser. Within two (2) Business Days of receipt from Sellers of the initial draft of the Preliminary Settlement Statement, Purchaser will deliver to Sellers a written report containing all changes with the explanation therefor that Purchaser proposes to be made to the Preliminary Settlement Statement. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Base Purchase Price at Closing; provided, however, if the Parties do not agree upon an adjustment set forth in the Preliminary Settlement Statement, then the amount of such adjustment used to adjust the Purchase Price at Closing shall be the amount proposed by Sellers prior to Closing.

(b) Closing Amount. The Cash Consideration, as increased or decreased by the net amount of the estimated upward and downward adjustments under Section 3.3, as set forth in the Preliminary Settlement Statement, is referred to herein as the “Closing Amount”. At the Closing:

(i) subject to Section 3.4(c), an amount in cash equal to (A) the Closing Amount, minus (B) the Deposit, shall be paid by Purchaser to Sellers in accordance with Schedule 3.4 by federal funds wire transfer of immediately available funds to an account or accounts designated in writing by Sellers to Purchaser (the “Closing Payment”); and

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(ii) except as specified in the second and the last sentence of Section 3.4(c), the Parties shall issue a joint written instruction to the Escrow Agent to release the Deposit to Sellers from the Escrow Account, which shall be released at the Closing by federal funds wire transfer of immediately available funds to an account or accounts designated in writing by Sellers.

(c) Cash Settlement. The adjustments to the Base Purchase Price at Closing shall be settled with cash. To the extent the adjustments to the Base Purchase Price result in a Closing Amount that is equal to or in excess of the Deposit, the Parties shall issue a joint written instruction to the Escrow Agent to release at Closing the Deposit to Sellers from the Escrow Account and, if applicable, Purchaser shall remit to Sellers at Closing an amount in cash equal to the Closing Amount minus the Deposit. To the extent the adjustments to the Base Purchase Price result in a Closing Amount that is less than the Deposit but greater than $0, the Parties shall issue a joint written instruction to the Escrow Agent to release at Closing the Deposit to Sellers from the Escrow Account, and Sellers shall remit to Purchaser at Closing an amount in cash equal to the Deposit minus the Closing Amount. To the extent the adjustments to the Base Purchase Price result in a Closing Amount that is less than $0, the Parties shall issue a joint written instruction to the Escrow Agent to release at Closing the Deposit to Purchaser from the Escrow Account, and Sellers shall remit to Purchaser at Closing an amount in cash equal to the Closing Amount.

3.5 Final Settlement Statement; Cash Consideration.

(a) Final Settlement Statement. Not later than 5:00 p.m., Houston, Texas time on the date that is one hundred twenty (120) days following the Closing Date (the “Final Settlement Date”), Sellers, with the assistance and cooperation of Purchaser and Purchaser’s Entity Representatives (including by means of access to such Acquired Records and other Purchaser information and records as Sellers reasonably deem necessary or appropriate), shall prepare and deliver to Purchaser a final settlement statement (the “Final Settlement Statement”). The Final Settlement Statement will take into account all final adjustments to the Base Purchase Price provided in this Agreement, including each adjustment under Section 3.3 not finally determined or that was estimated or incorrectly determined at the Closing pursuant to the Preliminary Settlement Statement, and will set forth a reconciliation of the Closing Amount to the Final Cash Consideration.

(b) Objection Report. As soon as practicable after receipt of Sellers’ proposed Final Settlement Statement, but in any case not later than 5:00 p.m., Houston, Texas time on the date that is ten (10) Business Days after receipt of Sellers’ proposed Final Settlement Statement (the “Objection Date”), Purchaser may deliver to Sellers a detailed written report (an “Objection Report”) containing: (i) those particular items or amounts in Sellers’ proposed Final Settlement Statement as to which Purchaser objects; (ii) the reasons, in reasonable detail, for each such objection, together with any supporting documentation available to Purchaser; and (iii) Purchaser’s calculation of the Final Cash Consideration. Any particular amounts or items contained or omitted in Sellers’ proposed Final Settlement Statement that are not specifically objected to by Purchaser in a proper and timely delivered Objection Report shall be deemed accepted by Purchaser and shall be final, binding, and conclusive on both Parties and not subject to dispute. If Purchaser does not deliver a proper Objection Report by the Objection Date, then Sellers’ proposed Final Settlement Statement and calculation of the Final Cash Consideration shall be deemed final, binding, and conclusive on both Parties and not subject to dispute.

(c) Negotiation Period. If an Objection Report is properly and timely delivered by Purchaser, then Purchaser and Sellers shall negotiate in good faith during the twenty (20) Business Day period after such delivery (the “Negotiation Period”) to reach an agreement on the disputed items or amounts to determine the Final Cash Consideration. If Sellers and Purchaser agree as to the Final Cash Consideration or any particular amount or item thereof that is specifically objected to in the Objection Report, then Purchaser and Sellers shall execute a written acknowledgement of such agreement, and the Final Cash Consideration or any amounts or items thereof that are the subject of such agreement, as applicable, shall be deemed final, binding, and conclusive on both Parties and not subject to dispute.

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(d) Submission to Accounting Referee. If Purchaser and Sellers are unable to agree on the Final Cash Consideration and all such items or amounts by the expiration of the Negotiation Period, then any remaining dispute, controversy, or matters of difference relating to the Final Settlement Statement or the determination of the Final Cash Consideration (collectively, “Final Settlement Disputes”) shall be resolved by a nationally recognized firm of independent accountants that does not have a material relationship with either Party and that is reasonably acceptable to Sellers and Purchaser (the “Accounting Referee”). To the extent necessary, Sellers and Purchaser shall act in good faith to promptly agree on the Accounting Referee and to execute such engagement letters and other documents as shall be necessary to engage the Accounting Referee within ten (10) Business Days after the expiration of the Negotiation Period. The fees and expenses of the Accounting Referee shall be paid fifty percent (50%) by Sellers and fifty percent (50%) by Purchaser.

(e) Materials to Accounting Referee. Sellers and Purchaser shall each present to the Accounting Referee, with a simultaneous copy to the other Party, a single written statement of its position on each Final Settlement Dispute, together with a copy of this Agreement, the Preliminary Closing Statement, Sellers’ draft Final Settlement Statement, Purchaser’s Objection Report, and any supporting material that such Party desires to furnish, not later than fifteen (15) Business Days after appointment of the Accounting Referee. Sellers and Purchaser shall in no event attempt to communicate with the Accounting Referee with respect to each Final Settlement Dispute without providing the other Party the opportunity to jointly discuss or confer with the Accounting Referee with respect to each such Final Settlement Dispute.

(f) Decisions of Accounting Referee. The Accounting Referee shall make its determination and provide to the Parties written findings within twenty (20) Business Days after it has received the materials under Section 3.5(e). In making a determination, the Accounting Referee shall be bound by the terms of this Agreement and, without any additional or supplemental submittals by either Party (except as may be specifically requested by the Accounting Referee), may consider such other accounting and financial standards matters as in its opinion are necessary or appropriate to make a proper determination. The decision of the Accounting Referee shall be final, conclusive, binding, and non-appealable and shall be enforceable against any of the Parties in any court of competent jurisdiction, provided that the Accounting Referee (i) shall be limited to determining the specific Final Settlement Disputes submitted to it, (ii) shall set forth a calculation of the Final Cash Consideration and any item or component thereof that was not finally determined during or before the Negotiation Period and a line-item comparison (showing increases and decreases) to the calculations contained in the Final Settlement Statement and the Objection Report, together with explanations of each variance, and (iii) may not determine a Final Cash Consideration that is more than the applicable amount in Sellers’ draft Final Settlement Statement or that is less than the applicable amount in Purchaser’s Objection Report. The Accounting Referee shall act as an expert for the limited purpose of determining the specific Final Settlement Statement matters presented to it, shall not have the powers of an arbitrator, shall be limited to the procedures set forth in this Section, may not hear or decide any matters except the specific Final Settlement Statement matters presented to it and may not award damages, interest, costs, reasonable attorney’s fees, expenses, or penalties to either Party.

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(g) Final Determination Date. The final Cash Consideration, as agreed upon by the Parties or finally determined by the Accounting Referee, as applicable, shall be deemed final, binding, and conclusive on both Parties and not subject to dispute (the “Final Cash Consideration”). The date on which the Final Cash Consideration shall be deemed to have been determined (the “Final Determination Date”) shall be the earliest of: (i) the Objection Date, if Purchaser has not delivered an Objection Report by the Objection Date; (ii) the date during the Negotiation Period that Purchaser and Sellers have resolved all disputed amounts with respect to the Final Cash Consideration, if all disputed amounts with respect to the Final Cash Consideration are resolved during the Negotiation Period; and (iii) the date on which the Accounting Referee delivers its report as to the final determination of the Final Cash Consideration, if submitted to the Accounting Referee.

(h) Cooperation. Sellers and Purchaser shall, and shall cause their respective Entity Representatives and independent accountants to, cooperate and assist as requested by the Parties and the Accounting Referee in the preparation of the Final Settlement Statement and the calculation of the Final Cash Consideration and in providing access and conducting reviews referred to in this Section 3.5, including making available to the extent necessary their respective books, records, work papers, and appropriate personnel.

(i) Payment of Final Cash Consideration. If the Final Cash Consideration as finally determined under this Section 3.5 is more than the Closing Amount, then Purchaser shall pay in cash to Sellers, within five (5) Business Days after the Final Determination Date, the amount of such difference by wire transfer of immediately available funds to an account or accounts designated by Sellers. If the Final Cash Consideration as finally determined under this Section 3.5 is less than the Closing Amount, then Sellers shall pay in cash to Purchaser, within five (5) Business Days after the Final Determination Date, the amount of such difference by wire transfer of immediately available funds to an account or accounts designated by Purchaser. For clarity, thereafter there shall be no further adjustments to the Purchase Price between the Parties under this Agreement, including for any Property Expenses.

3.6 Allocation of Purchase Price. Purchaser and Sellers agree that the Base Purchase Price shall be solely allocated among the Acquired Wells as set forth on Exhibit A-3. The separate value allocated to each Acquired Well, if any, is referred to herein as the “Allocated Value” of such Acquired Asset, and each Acquired Asset to which a separate value is not allocated has an Allocated Value of zero U.S. Dollars ($0.00). The Parties agree that the Allocated Values set forth on Exhibit A-3 represent reasonable estimates of the fair market values of the Acquired Wells described therein. Such Allocated Values shall be used in calculating adjustments to the Purchase Price as provided herein.

3.7 Purchase Price Proration; Payments. Schedule 3.4 sets forth the initial portion of the Purchase Price for each Seller. Each Seller shall be entitled to and shall receive a portion of the Purchase Price (and shall be allocated a portion of, and be severally liable for, adjustments required to be made to the Purchase Price and costs to be borne by the Sellers pursuant to this Article III) based on (a) its relative interests in the Acquired Assets and (b) the extent to which any adjustments are required to be made to the Purchase Price. Each Seller’s portion of the Cash Consideration as adjusted at Closing will be payable in immediately available funds at Closing (pursuant to wire transfer instructions designated in advance by each Seller to the Buyers in writing) for the account of the respective Seller. Each Seller’s portion of the Share Consideration will be issued for the account of each respective Seller pursuant to instructions designated in advance by each Seller. At least one (1) Business Day in advance of each payment to the Sellers hereunder (including with respect to the Deposit), the Sellers shall jointly deliver to Purchaser a written statement setting forth the portion of such payment to be made to each Seller. Purchaser shall have no duty to determine or confirm the correctness of any such statement. Sellers acknowledge that Buyer may reasonably rely on each such statement and shall be fully protected in making such payments in reliance upon such statements.

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Article IV
DISCLAIMERS

4.1 Limitations and Disclaimers. Except for the express and specific representations set forth in Article VII and except for the special warranty contained in the Assignment, (i) Purchaser acknowledges that neither Sellers nor or any other Indemnified Seller Party have made, and Sellers hereby expressly disclaim and negate (on their behalf and on behalf of the other Indemnified Seller Parties), and Purchaser hereby expressly waives and disclaims any reliance on, any representation or warranty, express, implied, at common law, by statute, or otherwise, including relating to production rates, recompletion opportunities, decline rates, gas balancing information, or the quality, quantity, volume, value, recoverability, or deliverability of the reserves of hydrocarbons, if any, attributable to the Acquired Assets, or the accuracy, completeness, or materiality of any Background Materials, Acquired Records, or other records, information, data, or materials (written or oral) now, heretofore or hereafter furnished to any Indemnified Purchaser Party by or on behalf of any Indemnified Seller Party, or the environmental or other condition of the Acquired Assets, and (ii) Sellers expressly disclaim and negate (on their behalf and on behalf of the other Indemnified Seller Parties), and Purchaser hereby expressly waives, any and all liability and responsibility of any Indemnified Seller Party for any representation, warranty, statement, or information made or communicated (orally or in writing) to Purchaser or any Indemnified Purchaser Party (including any opinion, information, projection, or advice that may have been provided to any such Person by Sellers or any other Indemnified Seller Party).

4.2 Further Limitations and Disclaimers. Except for the express and specific representations set forth in Article VII and except for the special warranty contained in the Assignment, and without limiting the generality of the foregoing, Sellers expressly disclaim and negate, and Purchaser hereby waives and disclaims any reliance on, any representation or warranty, express, implied, at common law, by statute, or otherwise, as to any of the following: (i) the contents, character, accuracy, completeness, or materiality of records, information, data, or other materials (written or oral) now, heretofore or hereafter furnished to Purchaser or any Indemnified Purchaser Party by or on behalf of any Indemnified Seller Party, including any information memorandum, reports, brochures, charts or statements prepared by any Indemnified Seller Party or Third Party with respect to the Acquired Assets; (ii) the contents, character, or nature of any report of any petroleum engineering consultant, or any engineering, geological, or seismic data or interpretation, relating to the Acquired Assets; (iii) any estimates of the value of, or future revenues generated by, or cost estimates concerning, the Acquired Assets; (iv) production rates, recompletion opportunities, decline rates, gas balancing information, or the quality, quantity, volume, value, recoverability, or deliverability of the reserves of Hydrocarbons, if any, attributable to the Acquired Assets or Sellers’ interest therein; (v) title to any of the Acquired Assets; (vi) maintenance, repair, condition, quality, suitability, marketability, merchantability, or fitness for a particular purpose of the Acquired Assets; (vii) any rights of purchasers under appropriate statutes to claim diminution of consideration or return of the purchase price; (viii) any implied or express warranty of freedom from defects, whether known or unknown; (ix) any implied warranties existing under applicable Law; (x) any implied or express warranty of freedom from patent or trademark infringement; and (xi) the environmental or other condition of the Acquired Assets, including any implied or express warranty regarding Environmental Laws, the release of substances, wastes, or materials into the environment, or protection of the environment or of human health, safety, or natural resources. It is the express intention of Purchaser and Sellers that, except for the express and specific representations set forth in Article VII and the special warranty contained in the Assignment, the Acquired Assets are being accepted by Purchaser, “as is” and “where is” and with all faults and defects (known or unknown, patent or latent, discoverable, or undiscoverable) and in their present condition and state of repair, and Purchaser has made any and all such inspections as Purchaser deems appropriate.

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4.3 NORM. Purchaser acknowledges that the Acquired Assets have been used for exploration, development, and production of Hydrocarbons and that equipment and sites included in the Acquired Assets may contain NORM or other Hazardous Materials. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Acquired Assets or included in the Acquired Assets may contain NORM and other wastes or Hazardous Materials. NORM containing material and/or other wastes or Hazardous Materials may have come in contact with various environmental media, including air, water, soils, or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM, and other Hazardous Materials from the Acquired Assets.

4.4 Conspicuousness. Sellers and Purchaser agree that, to the extent required by applicable Law to be effective, the disclaimers of certain representations and warranties contained in this Article IV are “conspicuous” disclaimers for the purposes of any applicable Law, rule or order.

Article V
TITLE MATTERS

5.1 Defensible Title. The term “Defensible Title” means, with respect to the Target Formation of any Acquired Well that has an Allocated Value greater than zero, title and/or contractual right of Sellers in and to such Acquired Well, deducible of record or evidenced by documentation that, although not constituting perfect, merchantable, or marketable title, can be successfully defended if challenged and, subject to and except for any Permitted Encumbrances:

(a) as to the Target Formation of each such Acquired Well, entitles Sellers to receive not less than the Net Revenue Interest set forth in Exhibit A-3 in respect of Target Formation production of Hydrocarbons through the wellbore of such Acquired Well; except: (1) decreases resulting from the establishment after the Execution Date of units, or changes in existing units (or the participating areas therein), whether voluntary or by Order; (2) decreases resulting from the exercise or reversion after the Execution Date of non-consent rights under applicable operating agreements; (3) decreases resulting from the entry into pooling, spacing, proration, communitization, unitization, or similar agreements after the Execution Date; (4) decreases resulting from Operations after the Execution Date as permitted or required by the terms of this Agreement; (5) decreases resulting from rights of Third Parties to make up past underproduction or pipelines to make up past under deliveries; and (6) decreases resulting from actions by (or undertaken at the request of) Purchaser;

(b) as to the Target Formation of each such Acquired Well, obligates Sellers to bear not greater than the Working Interest set forth in Exhibit A-3 for such Acquired Well; except: (i) increases in such Working Interest accompanied by at least a proportionate increase in the Net Revenue Interest for such Acquired Well; (ii) increases resulting from contribution requirements provided for under provisions similar to those contained in an operating agreement; (iii) increases resulting from the establishment after the Execution Date of units, or changes in existing units (or the participating areas therein), whether voluntary or by Order; (iv) increases resulting from the exercise or reversion after the Execution Date of non-consent rights under applicable operating agreements; (v) increases resulting from the entry into pooling, spacing, proration, communitization, unitization, or similar agreements after the Execution Date; (vi) increases resulting from Operations after the Execution Date as permitted or required by the terms of this Agreement; and (vii) increases resulting from actions by (or undertaken at the request of) Purchaser; and

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(c) is free and clear of any and all Liens created by, through, or under Sellers.

5.2 Permitted Encumbrances. The term “Permitted Encumbrance” means, with respect to any Acquired Asset, any one or more of the following:

(a) any Royalties, back-in interests, reversionary interests, and other burdens if the net cumulative effect of the foregoing does not: (i) operate to reduce the Net Revenue Interest with respect to the Target Formation of an Acquired Well below the Net Revenue Interest set forth in Exhibit A-3; or (ii) operate to increase the Working Interest with respect to the Target Formation of an Acquired Well above that set forth in Exhibit A-3 without at least a proportionate increase in the Net Revenue Interest with respect to such Acquired Well;

(b) Liens for Property and Production Taxes not yet due or delinquent, or, if delinquent, that are being contested in good faith in the Ordinary Course of Business;

(c) materialmens’, mechanics’, repairmen’s, employees’, contractors’, operators’, or other similar Liens arising in the Ordinary Course of Business or incidental to the operation of the Acquired Assets not yet due or delinquent, or, if delinquent, payment is being withheld as provided by Law or their validity or amount is being contested in good faith in the Ordinary Course of Business;

(d) all (i) consents, approvals, and authorizations of, and required notices to, filings with, or other actions by, Third Parties, including Customary Post-Closing Consents, (ii) Preferential Rights, and (iii) rights or interests acquired by Third Parties in connection with a Casualty Loss;

(e) rights of reassignment upon the surrender or expiration of any Acquired Lease;

(f) the Acquired Leases, Acquired Mineral Interests, Acquired Contracts, and Acquired Easements, and the terms and conditions thereof and (to the extent securing amounts not yet due or, if due, being contested in good faith in the Ordinary Course of Business) Liens arising thereunder;

(g) rights of a common owner of any interest in an Acquired Asset held by Sellers and such common owner as tenants in common or through common ownership;

(h) Easements and other rights with respect to surface Operations, on, over, or in respect of any of the Acquired Assets or any restriction on access thereto, in each case that do not materially interfere with the operation of the Acquired Assets as currently operated;

(i) all applicable Laws, Orders, and Permits; and all rights reserved to or vested in any Governmental Authority: (i) to control or regulate any Acquired Asset in any manner, (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license, or permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of the Acquired Assets, (iii) to use such property in a manner which would not reasonably be expected to materially impair the use of such property for the purposes for which it is currently operated, or (iv) to enforce any obligations or duties affecting the Acquired Assets to any Governmental Authority with respect to any franchise, grant, license, or permit;

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(j) Liens arising under leases, rights-of-way, easements, operating agreements, unitization and pooling agreements, and production sales contracts securing amounts not yet due, or, if due, being contested in good faith in the Ordinary Course of Business;

(k) defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successors or heirship or estate proceedings;

(l) defects, gaps, or irregularities that have been cured by possession under any applicable statutes of limitation for adverse possession or for prescription or under marketable title or similar Laws or standards or the doctrine of laches, or that have existed for more than twenty (20) years;

(m) defects arising out of the lack of a survey or metes and bounds description;

(n) Claims and Proceedings set forth on Schedule 7.10;

(o) Liens released at or before the Closing;

(p) defects based on the failure to record any Acquired Leases issued by the DOI or a state or a tribe (or any department, subgroup, office, or bureau thereof), or any assignments of record title or operating rights in Acquired Leases, in the real property or other county records, if such Acquired Leases or assignments were properly filed in the DOI or state offices (or any department, subgroup, office, or bureau thereof);

(q) defects based on the failure of the records of the DOI, state, tribal, or other Governmental Authority to reflect a Seller as the record owner of any Acquired Lease if such Seller is reflected as the record owner of the Acquired Lease in the applicable county real property records;

(r) lack of corporate or other entity authorization, unless Purchaser provides affirmative evidence that such corporate action was not authorized and resulted in another Person’s actual and superior claim of title to the relevant Acquired Asset;

(s) unreleased instruments (including oil and gas leases), unless Purchaser provides conclusive evidence that such instruments continue in force and effect and have resulted in another Person’s actual and superior claim of title to the relevant Acquired Asset;

(t) defects or irregularities resulting from the failure to record releases of liens, production payments, or mortgages that have expired on their own terms or the enforcement of which are barred by applicable statute of limitations;

(u) as to any Acquired Asset held by production, defects as a consequence of the alleged failure to conduct operations, cessation of production, insufficient production, or failure to report production or report production timely over any period, unless a Seller has received actual, written notice from the relevant Third Party lessor alleging termination of the underlying lease and Purchaser is able to affirmatively establish (by means other than merely a lack of available production records) the alleged failure to conduct operations, cessation of production, insufficient production, or failure to report has given rise to a right of such lessor to terminate the underlying lease;

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(v) defects based on an alleged failure to produce Hydrocarbons when the associated Acquired Lease has been held by continuous de-watering operations or shut-in well(s);

(w) Liens created under deeds of trust, mortgages, and similar instruments by the lessor under an oil and gas lease covering the lessor’s surface and/or mineral interests in the land covered thereby, or by the grantor under an Easement, in each case, unless a complaint of foreclosure has been filed or any similar action taken by the mortgagee thereunder and, in such case, such instrument has not been subordinated to the Acquired Assets affected thereby;

(x) any gap in the chain of title, unless such gap occurred within the twenty (20) year period prior to the Effective Time and is conclusively shown to exist by an abstract of title, title opinion, or landman’s title chain or run sheet and has resulted in another Person’s actual and superior claim of title to the relevant Acquired Asset;

(y) any Lien or loss of title resulting from a Seller’s conduct of business in compliance with this Agreement;

(z) any defect that affects only which Person has the right to receive royalty payments (rather than the amount of such royalty) and that does not affect the validity of the underlying Acquired Property;

(aa) defects as are accepted by the purchasers of production from the Acquired Assets in paying the proceeds of such production without suspense, subject only to customary division order warranties and indemnities in favor of such production purchaser;

(bb) permits, easements, pooling agreements or authorizations, unit designations, or production or drilling units not yet obtained, formed, or created, so long as the same are not required in connection with the ownership or operation of the Acquired Assets as currently owned and operated;

(cc) the terms or provisions of any pooling, communitization, unitization or similar provision in an Acquired Lease or the absence of such a provision in an Acquired Lease, and the absence of any lease amendment or other consent by any royalty interest or mineral interest holder authorizing the pooling of any leasehold interest, royalty interest, or mineral interest;

(dd) any limitations (including drilling and operating limitations) imposed on the Acquired Assets by reason of the rights of subsurface owners or operators in a common property (including the rights of coal, utility and timber owners);

(ee) “free gas” arrangements under the terms of any oil and gas lease that is part of the Acquired Assets;

(ff) calls on production under existing contracts;

(gg) failure of any Acquired Lease or Acquired Mineral Interest identified as “gas-only” in Exhibit A-1 to cover rights to Hydrocarbons other than natural gas and/or the failure of any Acquired Lease or Acquired Mineral Interest identified as “oil-only” in Exhibit A-1 to cover rights to Hydrocarbons other than crude oil;

(hh) defects based solely on (i) lack of information in a Seller’s files, lack of Third Party records, or the unavailability of information from regulatory agencies, (ii) references to a document that is not in a Seller’s files (iii) references to an unrecorded document to which neither Seller nor any of its Affiliates is a party and which is dated earlier than January 1, 1990, (iv) an unrecorded document for which Purchaser has constructive or inquiry notice by virtue of a reference to such unrecorded document in a recorded document (or a reference to a further unrecorded document in such unrecorded document), if no claim has been made under such unrecorded documents within the last five (5) years, or (v) any Tax assessment, Tax payment, or similar records or the absence of such activities or records;

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(ii) defects arising from any change in Laws following the Execution Date;

(jj) Liens, irregularities, defects, or loss of title affecting ownership interests in either (i) formations other than the applicable Target Formation or (ii) any Acquired Property in which Purchaser or any of its Affiliates owns an interest prior to the Closing;

(kk) Liabilities, Claims, Proceedings, and other matters (i) described or referenced in Exhibit A-1, Exhibit A-2, or Exhibit A-3 or (ii) described or referenced as of the Execution Date in Schedule 7.10;

(ll) the Specified Assumed Hedging Obligations and the Specified Assumed Indebtedness; and

(mm) all other Liens, contracts, agreements, instruments, Orders, Proceedings, Permits, Liabilities, defects, and irregularities affecting the Acquired Assets that: (i) do not operate to reduce the Net Revenue Interest with respect to the Target Formation of an Acquired Well below the Net Revenue Interest set forth in or Exhibit A-3; (ii) do not operate to increase the Working Interest with respect to the Target Formation of an Acquired Well above that set forth in Exhibit A-3 without at least a proportionate increase in the Net Revenue Interest with respect to such Acquired Well; and (iii) are not likely to materially impair the use or operation of the Acquired Assets as currently used and operated.

5.3 Special Warranty of Title in the Assignment.

(a) The Assignment delivered at Closing will contain a special warranty of Defensible Title, effective as of Closing, whereby Sellers shall warrant title to its interest in the Acquired Wells unto Purchaser against every Person whomsoever lawfully claiming or to claim the same or any part thereof by, through or under Sellers but not otherwise, subject, however, to (i) the Permitted Encumbrances and (ii) all matters of public record in the federal, state, and/or county records where the Acquired Properties are located. The special warranty of Defensible Title contained in the Assignment shall be subject to the further limitations and provisions of this Article V (except as otherwise expressly provided in this Section 5.3), mutatis mutandis.

(b) No later than the date three (3) years after the Closing Date, Purchaser may furnish the applicable Seller a reasonably detailed written notice setting forth any matters which Purchaser intends to assert as a breach of the special warranty of Defensible Title set forth in the Assignment. Such Seller shall have a reasonable opportunity, but not the obligation, to cure any alleged breach of such special warranty of Defensible Title. Purchaser shall be deemed to have waived all breaches of such Seller’s special warranty of Defensible Title set forth in the Assignment for which such Seller has not received on or before the date three (3) years after the Closing Date a valid written notice thereof.

(c) For purposes of the special warranty of Defensible Title contained in the Assignment, the value of the Acquired Wells set forth in the exhibits hereto shall be deemed to be, and any remedies in respect thereof shall be limited to, the Allocated Value thereof.

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5.4 Changes in Prices; Well Events. Notwithstanding anything to the contrary in this Agreement, Purchaser shall assume all risk of Loss with respect to: (a) changes in commodity or product prices and any other market factors or conditions, including factors relating to the COVID-19 pandemic, Orders issued by Governmental Authorities, or other unforeseeable events; (b) production declines or any adverse change in the production characteristics or downhole condition of an Acquired Well, including any Acquired Well watering out or experiencing a collapse in the casing or sand infiltration; and (c) depreciation of any Acquired Assets that constitute personal property through ordinary wear and tear, and none of the foregoing shall give rise to any Claims by Purchaser before, on, or after the Closing.

5.5 Exclusive Remedy. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, except for the special warranty of Defensible Title in the Assignment, Purchaser shall have no rights or remedies against any Indemnified Seller Party with respect to any title matters or deficiencies in title with respect to the Acquired Assets (collectively, “Title Matters”). In this regard and notwithstanding anything to the contrary in this Agreement or any other Transaction Document, if a Title Matter constitutes, or results from any matter or circumstance which constitutes, a breach of any representation or warranty of Sellers set forth in this Agreement or any other Transaction Document (other than the special warranty of Defensible Title in the Assignment), then Purchaser shall be precluded from asserting such matter as the basis of the breach of any such representation or warranty, and shall have no recourse against any Indemnified Seller Party with respect thereto. Other than the special warranty of Defensible Title in the Assignment, Purchaser (on behalf of itself, the other Indemnified Purchaser Parties, and its and their respective successors and assigns) hereby releases, discharges, and waives any and all Claims and Losses, and all rights and remedies whether arising at Law (whether in contract, tort, equity, or otherwise) or pursuant to any other legal theory, known or unknown, and whether now existing or arising in the future, contingent, or otherwise, against any of the Indemnified Seller Parties relating to any Title Matters, in each case, even if such Claims or Losses are caused in whole or in part by the negligence (whether gross, sole, joint or concurrent), strict liability, or other legal fault of any Indemnified Seller Parties.

Article VI
ENVIRONMENTAL MATTERS

6.1 No Remedy. Purchaser acknowledges that the Acquired Assets have been used to explore for, develop, and produce Hydrocarbons, and that there (i) may have been Releases of wastes, crude oil, condensate, produced water, or other materials, including Hazardous Materials, above, in, on, or under the Acquired Assets and (ii) may exist other conditions that may result in Liabilities under Environmental Laws. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, Purchaser shall have no rights or remedies against any Indemnified Seller Party with respect to any conditions, events, circumstances, acts, or omissions of, or relating to, the Environment, any Environmental Laws, any Hazardous Materials, any Releases, the protection of the environment or health, or any Assumed Environmental Liabilities (collectively, “Environmental Matters”). In this regard and notwithstanding anything to the contrary in this Agreement or any other Transaction Document, if an Environmental Matter constitutes, or results from any matter or circumstance which constitutes, a breach of any representation or warranty of a Seller set forth in this Agreement or any other Transaction Document, then Purchaser shall be precluded from asserting such matter as the basis of the breach of any such representation or warranty, and shall have no recourse against any Indemnified Seller Party with respect thereto. Purchaser (on behalf of itself, the other Indemnified Purchaser Parties, and its and their respective successors and assigns) hereby releases, discharges, and waives any and all Claims and Losses, and all rights and remedies whether arising at Law (whether in contract, tort, equity, or otherwise) or pursuant to any other legal theory, known or unknown, and whether now existing or arising in the future, contingent, or otherwise, against any of the Indemnified Seller Parties relating to any Environmental Matters, in each case, even if such Claims or Losses are caused in whole or in part by the negligence (whether gross, sole, joint or concurrent), strict liability, or other legal fault of any Indemnified Seller Parties.

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Article VII
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to Purchaser, as of the Execution Date or such other date as may be expressly provided below in this Article VII, as follows:

7.1 Organization, Existence, and Qualification. Such Seller is a limited liability company duly formed and validly existing under the Laws of the State of Delaware. Such Seller has all requisite power and authority to own and operate its property (including its interests in the Acquired Assets) and to carry on its business as now conducted by such Seller. Such Seller is duly licensed or qualified to do business as a foreign limited liability company in all jurisdictions in which it carries on business or owns assets and such qualification is required by Law, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

7.2 Authority, Approval, and Enforceability. Such Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery, and performance by such Seller of this Agreement and the Transaction Documents to which it is a party have been duly and validly authorized and approved by all necessary action on the part of such Seller. This Agreement is, and the Transaction Documents to which such Seller is a party when executed and delivered by such Seller will be, the valid and binding obligation of such Seller and enforceable against such Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

7.3 Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to any Seller’s Knowledge, threatened against a Seller or its Affiliates, and neither such Seller nor any of its Affiliates is insolvent or generally not paying its debts as they become due.

7.4 Brokers’ Fees. Neither such Seller nor any of their Affiliates has incurred any liability, contingent or otherwise, for brokers’, finders’, or similar fees in respect of the Contemplated Transactions for which Purchaser or its Affiliates will have any responsibility whatsoever.

7.5 Foreign Person. No Seller is a “foreign person” within the meaning of Section 1445 of the Code.

7.6 Taxes. Except as set forth in Schedule 7.6, (a) to such Seller’s Knowledge, (i) as of the Execution Date, all material Property and Production Taxes imposed or based on such Seller’s interest in the Acquired Assets or Hydrocarbons produced from such interest in the Acquired Assets that have become due and payable have been properly paid, (ii) subject to valid extensions, all material Tax Returns with respect to Property and Production Taxes that were required to be filed on or before the Execution Date have been duly and timely filed and all such Tax Returns are correct and complete in all material respects, (iii) as of the Execution Date, there are no audits or investigations pending or threatened in writing against such Seller before any Governmental Authority relating to the payment of any material Property and Production Taxes imposed or based on such Seller’s interest in the Acquired Assets or Hydrocarbons produced from such interest in the Acquired Assets, and (b) none of such Seller’s interest in the Acquired Assets is subject to tax partnership reporting for federal income tax purposes.

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7.7 No Conflicts. Except as set forth in Schedule 7.7, and assuming the receipt of all applicable consents and approvals from Third Parties and the waiver of, or compliance with, all Preferential Rights and any maintenance of uniform interest provision under any joint operating agreements constituting an Acquired Contract, in each case, applicable to the Contemplated Transactions, and except as would not have a Material Adverse Effect, the execution, delivery, and performance by such Seller of this Agreement and the consummation of the Contemplated Transactions will not (a) conflict with or result in a breach of any provision of the Organizational Documents of such Seller, (b) result in a default or the creation of any Lien or give rise to any right of termination, cancellation, or acceleration under any of the terms or provisions of any note, bond, mortgage, indenture, or other similar instrument to which such Seller is a party or by which such Seller or the Acquired Assets may be bound, or (c) violate any Law or Order applicable to such Seller or any of the Acquired Assets.

7.8 Material Required Consents. To such Seller’s Knowledge, Schedule 7.8 lists all Material Required Consents to which the Acquired Assets are subject that are applicable in connection with the transfer and conveyance of the Acquired Assets to Purchaser under this Agreement.

7.9 Preferential Rights. To such Seller’s Knowledge, Schedule 7.9 lists all Preferential Rights to which the Acquired Assets are subject that are or will be triggered in connection with the transfer and conveyance of the Acquired Assets to Purchaser under this Agreement.

7.10 Litigation. Except as set forth in Schedule 7.10, or as would not reasonably be expected to have a Material Adverse Effect, as of the Execution Date, there are no Proceedings pending or, to such Seller’s Knowledge, threatened in writing by or before any Governmental Authority against such Seller (a) with respect to the Acquired Assets or (b) which are reasonably likely to materially impair or delay such Seller’s ability to perform its obligations hereunder.

7.11 Legal Compliance. To such Seller’s Knowledge, except as would not reasonably be expected to have a Material Adverse Effect and except as set forth in Schedule 7.11, during the period prior to the Execution Date that such Seller or its Affiliates operated any Acquired Property, such Acquired Property was operated in material compliance with all applicable Laws (other than Tax Laws and Environmental Laws). This Section 7.11 does not include (a) any tax matters, such matters being addressed exclusively in Schedule 7.6, or (b) any Environmental Matters, such matters being addressed exclusively in Article VI and Section 7.12.

7.12 Environmental.

(a) Except as set forth in Schedule 7.12, to such Seller’s Knowledge, Seller’s ownership, use and operation of the Acquired Assets is in compliance with all applicable Environmental Laws, except for such failures to comply as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) To such Seller’s Knowledge (other than de minimis amounts of Hydrocarbons related to the exploration or production process), such Seller has not received any written notice from any Governmental Authority asserting (A) any failure to comply with any Environmental Law; (B) a Release of Hazardous Materials into the environment or onto the Acquired Assets or the obligation to undertake or bear the cost of any Remedial Action; or (C) property damage, diminution in value, or personal injury related to the use or Release of Hazardous Materials in connection at or on Acquired Assets, in each case (clauses (A) through (C)) where such written notice remains uncured or unabated.

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7.13 Material Contracts. To such Seller’s Knowledge, and excluding any and all Acquired Leases, Schedule 7.13 lists all Acquired Contracts which are Material Contracts. To such Seller’s Knowledge, except as set forth in Schedule 7.13, there exists no default under any Material Contract that is an Acquired Contract.

7.14 Current Commitments. To such Seller’s Knowledge, Schedule 7.14 sets forth, as of the Execution Date, all outstanding Third Party authorities for expenditures or other written and binding capital commitments (“AFEs”) that (a) relate to and are binding on the Acquired Properties, (b) are due within ninety (90) days after Closing, and (c) require, individually, an expenditure by such Seller in excess of $100,000 (net to such Seller’s interest). Purchaser acknowledges that the amounts shown on Schedule 7.14 with respect to such operations or projects are estimates only of the costs of the applicable operations, and such Seller make no representation or warranty concerning the actual amount of the costs of such operations.

7.15 Imbalances. To such Seller’s Knowledge, Schedule 7.15 sets forth all material gas, production, sales, processing, pipeline, or transportation imbalances with respect to the Acquired Assets as of the date set forth therein.

7.16 Suspense Accounts, Sales Agreements. To such Seller’s Knowledge, Schedule 7.16 sets forth all Third-Party funds held in suspense by such Seller with respect to production of Hydrocarbons from any of the Acquired Assets as of the date set forth therein. No Person has any call upon, option to purchase or similar right under any agreement with respect to the Acquired Assets or to the production therefrom. To such Seller’s Knowledge, such Seller has not collected, nor will such Seller collect, any proceeds from the sale of Hydrocarbons produced from the Acquired Assets which are subject to refund. Other than with respect to the Material Contracts set forth on Schedule 7.13, no Seller has been nor will any Seller be obligated by virtue of any prepayment made under any production sales contract or any other contract containing a “take-or-pay” clause, or under any gas balancing, deferred production or similar arrangement to deliver oil, gas or other minerals produced from or allocated to any of the Acquired Assets at some future time without receiving full payment therefor at the time of delivery.

7.17 Securities Law Compliance.

(a) Such Seller is an accredited investor as defined in Regulation D under the Securities Act. Such Seller (A) is acquiring the Common Stock for its own account and not with a view to distribution, as that term is used in Section 2(11) of the Securities Act, (B) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Common Stock and is able financially to bear the risks thereof, and (C) understands that the Common Stock will, upon issuance, be characterized as “restricted securities” under state and federal securities Laws and that under such Laws and applicable regulations cannot be resold unless the resale of the Common Stock is registered under the Securities Act or unless an exemption from registration is available.

(b) Such Seller has experience in analyzing and investing in companies similar to Purchaser and is capable of evaluating the merits and risks of its decisions with respect to such matters and has the capacity to protect its own interests.

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(c) Such Seller has not been offered the Common Stock by any form of general solicitation or advertising, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, or other similar media or television or radio broadcast or any seminar or meeting where, to such Seller’s Knowledge, those individuals that have attended have been invited by any such or similar means of general solicitation or advertising.

(d) To the extent necessary, such Seller has retained and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of such matters.

(e) Such Seller has had an opportunity to discuss Purchaser’s business, management and financial affairs with the members of Purchaser’s management and has had an opportunity to ask questions of the officers and other representatives of Purchaser, which questions, if any, were answered to its satisfaction.

(f) Neither the Purchaser, nor any other party, has supplied a Seller any information regarding the Common Stock or an investment in the Common Stock other than as contained in this Agreement and the SEC Documents, and such Seller is relying on its own investigation and evaluation of the Purchaser and the Common Stock and not on any other information.

(g) Such Seller understands and agrees that a legend has been or will be placed on any certificate(s) or other document(s) evidencing the Common Stock in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES ACT. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS (I) THEY SHALL HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND ANY APPLICABLE STATE SECURITIES ACT, OR (II) THE CORPORATION SHALL HAVE BEEN FURNISHED WITH AN OPINION OF COUNSEL, SATISFACTORY TO COUNSEL FOR THE CORPORATION.”

7.18 Financial Statements of Sellers. (a) To Banner’s Knowledge, Banner represents and warrants Schedule 7.18(a) sets forth true and complete copies of the audited and unaudited financial statements of Banner (including statements of revenues and direct operating expenses pertaining to the assets of Banner), including all notes and schedules thereto, for the periods described therein; (b) To Woodford’s Knowledge, Woodford represents and warrants Schedule 7.18(b) sets forth true and complete copies of the audited and unaudited financial statements of Woodford (including statements of revenues and direct operating expenses pertaining to the assets of Woodford), including all notes and schedules thereto, for the periods described therein; and (c) To Llano’s Knowledge, Llano represents and warrants Schedule 7.18(c) sets forth true and complete copies of the audited and unaudited financial statements of Llano (including statements of revenues and direct operating expenses pertaining to the assets of Llano), including all notes and schedules thereto, for the periods described therein (collectively, (a), (b) and (c), the “Seller Financial Statements”). Except as set forth on Schedule 7.18(a), Schedule 7.18(b), or Schedule 7.18(c) (as applicable to the relevant Seller) such Seller Financial Statements have been prepared from the books and records of the applicable Seller in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as otherwise stated in the footnotes or the audit opinions related thereto, to the extent applicable to the relevant Seller Financial Statement) and present fairly in accordance with GAAP, in all material respects, the revenues and direct operating expenses pertaining to such Acquired Assets for the periods described therein. Since December 31, 2020, such Seller has not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in GAAP.

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7.19 Certain Limitations; Schedules. Any representation of a Seller in this Article VII that relates to Acquired Assets in which such Seller is a non-operator under a joint operating agreement or similar agreement is limited to the Knowledge of such Seller. Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters being material or having a Material Adverse Effect shall not be deemed to establish any materiality standard and shall not be deemed an indication that such matter is material or does, or may, have a Material Adverse Effect. Likewise, the inclusion of a matter on a Schedule to this Agreement in relation to a representation or warranty shall not be deemed an admission of liability or an indication that such matter necessarily would, or may, breach such representation or warranty absent its inclusion on such Schedule. Matters may be set forth on a Schedule for information purposes only, do not necessarily include other matters of a similar nature and shall not expand the scope of the representations and warranties set forth in this Agreement. Any matter set forth in any Schedule shall be deemed to be disclosed for each other Schedule to the extent it is reasonably apparent that such disclosure is applicable to such other Schedule.

7.20 Royalties, Etc. To such Seller’s Knowledge, except for such items that are being held in suspense as permitted pursuant to applicable Law, such Seller has paid in all material respects all Royalties, overriding royalties and other burdens on production due by such Seller with respect the Acquired Assets.

7.21 Drilling Obligations. To such Seller’s Knowledge, except to the extent of those obligations previously fulfilled by a Seller or any of its predecessors, none of the Acquired Leases or any Acquired Contract contain express provisions obligating such Seller to drill any wells on the Acquired Assets (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing lease).

7.22 Current Bonds. To such Seller’s Knowledge, Schedule 7.22 contains a list of all surety bonds, letters of credit, guarantees and other similar instruments maintained by any Seller or any of their Affiliates with respect to the Acquired Assets.

7.23 Non-Consent Operations. To such Seller’s Knowledge, except as provided in Schedule 7.23, no operations are being conducted or have been conducted with respect to the Acquired Assets as to which a Seller has elected to be a nonconsenting party under the terms of the applicable operating agreement and with respect to which such Seller has not yet recovered its full participation.

7.24 Partnerships. To such Seller’s Knowledge, none of such Seller’s interests in the Acquired Assets is subject to tax partnership reporting for federal income tax purposes.

7.25 Absence of Certain Changes. Between the Seller Balance Sheet Date and the Execution Date, except as set forth on Schedule 7.25, such Seller has operated in the Ordinary Course of Business.

7.26 Permits. To such Seller’s Knowledge, such Seller possesses all material permits, licenses, orders, approvals, variances, waivers, franchises, rights, and other authorizations, required to be obtained from any Governmental Authority for conducting its business with respect to the Acquired Assets as presently conducted. To such Seller’s Knowledge, any Third Parties which operate any of the Acquired Assets possess all material permits, licenses, orders, approvals, variances, waivers, franchises rights, and other authorizations, required to be obtained from any Governmental Authority for conducting their business with respect to such Third Party’s assets and there are no material uncured violations of the terms and provisions of such authorizations. With respect to each such permit, such Seller has not received written notice from any Governmental Authority of any violations of such permits that remain uncured.

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7.27 Certain Business Practices. In the past three (3) years, such Seller and its employees or other representatives (a) have not used and is not using any funds for any unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses; (b) have not made any direct or indirect unlawful payments to any foreign or domestic Government Official; (c) have not violated and is not violating the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable anti-bribery, anti-corruption and anti-money laundering Laws (the “Anti-Corruption Laws”); (d) have not established or maintained, and is not maintaining, any unlawful or unrecorded fund of monies or other properties; (e) has not made, and is not making, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, or paid or paying any fee, commission or other payment that has not been properly recorded on its accounting books and records as required by the Anti-Corruption Laws; or (f) has not otherwise given or received anything of value to or from a Government Official or an intermediary for payment to any individual including Government Officials for the purpose of obtaining or retaining business.

7.28 Insurance. As of the date of this Agreement and through the Closing Date, each Seller (or its Affiliates) has, and has caused all Affiliate operators of the Wells to have, with respect to the Wells and such Seller’s employees, insurance coverage in amounts and on terms that are commercially reasonable and customary for a prudent owner and, as the case may be, operator, of such Wells.

Article VIII
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to each Seller, as of the Execution Date or such other date as may be expressly provided below in this Article VIII, as follows:

8.1 Organization, Existence, and Qualification. Purchaser is a corporation duly formed and validly existing under the Laws of State of Wyoming and Purchaser has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Purchaser is duly licensed or qualified to do business as a foreign corporation in all jurisdictions in which it carries on business or owns assets and such qualification is required by Law except where the failure to be so qualified would not have a material adverse effect upon the ability of Purchaser to consummate the transactions contemplated by this Agreement. Purchaser is duly licensed or qualified to do business in the States of Texas, Oklahoma, Kansas, New Mexico and Mississippi. At Closing, Purchaser will be duly licensed or qualified to do business in the State of Montana

8.2 Authority, Approval, and Enforceability. Purchaser has full power and authority to enter into and, subject to obtaining Shareholder Approval and Additional Listing Approval, perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery, and performance by Purchaser of this Agreement have been duly and validly authorized and approved by all necessary action on the part of Purchaser, subject to obtaining Shareholder Approval. The Shareholder Approval is the only vote or consent of the holders of any class or series of Purchaser’s capital stock necessary to approve and adopt this Agreement and consummate the transactions contemplated hereby. This Agreement is, and the Transaction Documents to which Purchaser is a party when executed and delivered by Purchaser will be, the valid and binding obligation of Purchaser and enforceable against Purchaser in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

8.3 Bankruptcy. There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to Purchaser’s Knowledge, threatened against Purchaser or its Affiliates, and neither Purchaser nor any of its Affiliates is insolvent or generally not paying its debts as they become due.

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8.4 Brokers’ Fees. Neither Purchaser nor any of its Affiliates has incurred any liability, contingent or otherwise, for brokers’, finders’, or similar fees in respect of the Contemplated Transactions for which a Seller or its Affiliates will have any responsibility whatsoever.

8.5 No Conflicts. Assuming receipt of Shareholder Approval and all consents and approvals from Third Parties applicable to the Contemplated Transactions, and except as would not have a material adverse effect upon the ability of Purchaser to consummate the Contemplated Transactions or perform its obligations hereunder, the execution, delivery, and performance by Purchaser of this Agreement and the consummation of the Contemplated Transactions will not (a) conflict with or result in a breach of any provision of the Organizational Documents of Purchaser, (b) result in a default or the creation of any Lien or give rise to any right of termination, cancellation, or acceleration under any of the terms or provisions of any note, bond, mortgage, indenture, or other similar instrument to which Purchaser is a party or by which Purchaser or any of its assets may be bound, or (c) violate any Law or Order applicable to Purchaser or any of its assets.

8.6 Consents. Except for Customary Post-Closing Consents and the Shareholder Approval, there are no consents or approvals of any Third Party that Purchaser is required to obtain in connection with the consummation of the Contemplated Transactions by Purchaser.

8.7 Financing. As of both the Execution Date and Closing, Purchaser has sufficient cash in immediately available funds with which to pay the Cash Consideration, consummate the Contemplated Transactions, consummate the transactions contemplated by the Other PSAs and perform its obligations under this Agreement, the Other PSAs and the Transaction Documents.

8.8 Regulatory. Purchaser is qualified to own and assume operatorship of the Acquired Assets in all jurisdictions where the Acquired Assets are located, and the consummation of the Contemplated Transactions will not cause Purchaser to be disqualified as such an owner or operator or to exceed any acreage limitations imposed by Law. To the extent required by any applicable Laws, Purchaser shall, as of the Closing Date, (a) hold all Permits, lease bonds, and any other surety or similar requirements as may be required by, and in accordance with, all applicable Laws governing the ownership and operation of the Acquired Assets and (b) have filed any and all required reports necessary for such ownership and operation with all Governmental Authorities having jurisdiction over such ownership and operation.

8.9 Independent Evaluation. Purchaser is sophisticated in the evaluation, purchase, ownership, and operation of oil and gas properties and related facilities, and has retained and taken advice concerning the Acquired Assets, the Assumed Liabilities, and the Contemplated Transactions from attorneys, advisors, and consultants that are knowledgeable about the oil and gas business and the Laws applicable to the Acquired Assets, the Assumed Liabilities, and the Contemplated Transactions. Purchaser has been afforded a reasonable and appropriate opportunity to inspect the Acquired Assets, visit the offices of each Seller, and to examine the Acquired Data, the Acquired Records, and other documents and materials requested by Purchaser or its authorized representatives or advisors with respect to the Acquired Assets and Assumed Liabilities (the “Background Materials”). Purchaser has made all such reviews and inspections of the Acquired Assets and Background Materials as Purchaser has deemed necessary or appropriate to enter into this Agreement and consummate the Contemplated Transactions and that, at Closing, Purchaser shall be deemed to have knowledge of all facts contained in such Background Materials, in the Data Room, or that would have been discovered by Purchaser’s Entity Representatives’ exercise of reasonable care and due diligence in the course of such investigation, verification, analysis, and evaluation. In making its decision to enter into this Agreement and consummate the Contemplated Transactions, Purchaser has relied solely on the terms of this Agreement and its own independent investigation and evaluation of the Acquired Assets and the advice of its own legal, Tax, economic, environmental, engineering, geological, and geophysical advisors and not on any comments, statements, projections, or other material made or given by any representative, consultant, or advisor of each Seller. Except as expressly provided in this Agreement, the Indemnified Seller Parties shall not have any Liability to Purchaser or any other Indemnified Purchaser Party arising out of or resulting from any authorized or unauthorized use, disclosure, or reliance on the Background Materials or other information and data relating to the Acquired Assets or the Assumed Liabilities provided by or on behalf of each Seller or any other Indemnified Seller Party.

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8.10 Accredited Investor. Purchaser is an “accredited investor,” as such term is defined in Regulation D of the Securities Act, and will acquire the Acquired Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, and the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws. Purchaser has such knowledge, sophistication, and experience in business and financial matters and in the ownership and operation of oil and gas properties and assets that Purchaser is capable of evaluating the merits and risks of the acquisition of the Acquired Assets, and has so evaluated the merits and risks of such acquisition. Purchaser is able to bear the economic risk of its acquisition of the Acquired Assets, and is able to afford a complete loss of such investment. Purchaser understands and acknowledges that neither the United States Securities and Exchange Commission nor any federal, state, or foreign agency has passed upon the Acquired Assets or made any finding or determination as to the fairness of an investment in the Acquired Assets or the accuracy or adequacy of the disclosures made to Purchaser, and, except as expressly set forth in Article XII, Purchaser waives its right of rescission and is not entitled to cancel, terminate, or revoke this Agreement.

8.11 Taxes. Except as set forth in Schedule 8.11, to Purchaser’s Knowledge, (i) the Purchaser and each of its subsidiaries has timely filed all Tax Returns required to be filed by it and all such Tax Returns were correct and complete in all material respects, (ii) all Taxes owned by Purchaser and its subsidiaries, whether or not shown on any Tax Return, have been timely paid, (iii) all Taxes that the Purchaser or any of its subsidiaries was required by Law to withhold or collect were duly withheld or collected and, to the extent required, were timely paid to the appropriate Governmental Authority; (iv) there are no Liens on any of the assets of the Purchaser or any of its subsidiaries relating to Taxes, other than Permitted Encumbrances; (v) Purchaser and its subsidiaries is not doing business in or engaged in a trade or business in any jurisdiction in which it has not filed applicable Tax Returns; (vi) there are no audits or investigations relating to Taxes pending or threatened in writing against the Purchaser or its subsidiaries, (vii), Purchaser has not received notice from, and to Purchaser’s Knowledge, it has not been threatened by any Governmental Authority with respect to any matter that, with the passage of time, could constitute a breach of any representation set forth in Sections 8.11(i)-(vi), above and (viii) Purchaser is not an entity described in Treasury Regulation Section 1.351-1(c)(1)(ii)).

8.12 Litigation. Except as set forth in the SEC Documents or Schedule 8.12, as of the Execution Date, there are no Proceedings pending or, to Purchaser’s Knowledge, threatened in writing by or before any Governmental Authority against Purchaser or its subsidiaries or any of their respective officers, directors, properties or assets.

8.13 Legal Compliance. To Purchaser’s Knowledge, except as set forth in the SEC Documents or Schedule 8.13, Purchaser and each of its subsidiaries are and, since December 31, 2020, have been in material compliance with, all Laws or Orders applicable to Purchaser or any of its subsidiaries or by which Purchaser or any of its subsidiaries or any of their respective businesses or properties is bound. Since December 31, 2020, no Governmental Authority has issued any notice or notification stating that Purchaser or any of its subsidiaries is not in compliance with any Law in any material respect. This Section 8.13 does not include (a) any tax matters, such matters being addressed exclusively in Schedule 8.11, or (b) any Environmental Matters, such matters being addressed exclusively in Section 8.14.

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8.14 Environmental.

(a) Except as set forth in Schedule 8.14, to Purchaser’s Knowledge, Purchaser’s ownership, use and operation of the Existing Purchaser Assets is in compliance with all applicable Environmental Laws, except for such failures to comply as have not had, and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) To Purchaser’s Knowledge (other than de minimis amounts of Hydrocarbons related to the exploration or production process), Purchaser has not received any written notice from any Governmental Authority asserting (A) any failure to comply with any Environmental Law; (B) a Release of Hazardous Materials into the environment or onto the Existing Purchaser Assets or the obligation to undertake or bear the cost of any Remedial Action; or (C) property damage, diminution in value, or personal injury related to the use or Release of Hazardous Materials in connection at or on the Existing Purchaser Assets, in each case (clauses (A) through (C)) where such written notice remains uncured or unabated.

8.15 Material Contracts. To Purchaser’s Knowledge, Schedule 8.15 lists all Existing Purchaser Contracts which are Material Contracts. To Purchaser’s Knowledge, except as set forth in Schedule 8.15, there exists no default under any Material Contract that is an Existing Purchaser Contract by Purchaser.

8.16 Current Commitments. To Purchaser’s Knowledge, Schedule 8.16 sets forth, as of the Execution Date, all outstanding Third Party authorities for expenditures or other written capital commitments (“AFEs”) that (a) relate to and are binding on the Existing Purchaser Assets, (b) are due within ninety (90) days after Closing, and (c) require, individually, an expenditure by Purchaser in excess of $100,000 (net to Purchaser’s interest). Each Seller acknowledges that the amounts shown on Schedule 8.16 with respect to any operations or projects are estimates only and Purchaser makes no representation or warranty concerning the actual costs of the operations or activities to which such AFEs relate.

8.17 Capitalization.

(a) As of the Execution Date, the authorized capital stock of Purchaser consists of an unlimited number of authorized shares of Common Stock and 100,000 shares of preferred stock, and there were 4,676,301 issued and outstanding shares of Common Stock, no issued and outstanding shares of preferred stock and no shares of Common Stock or preferred stock held in treasury. All issued and outstanding equity interests of Purchaser are duly authorized, validly issued, and fully paid (to the extent required under the Organizational Documents of Purchaser and applicable state and federal securities Laws), non-assessable and free of preemptive rights. All issued and outstanding equity interests of Purchaser were issued in compliance with applicable Laws. Purchaser does not have outstanding unitholder purchase rights, a “poison pill” or any similar arrangement in effect.

(b) As of the close of business on the Execution Date, Schedule 8.17 sets forth with respect to each subsidiary of Purchaser, (i) a complete listing of all equity interests of each subsidiary of Purchaser that are outstanding, by par value, class and designated series, as applicable, (ii) the number of equity interests of each subsidiary that are reserved for issuance under any agreement, whether written or otherwise and (iii) the number of equity interests held as treasury interests by each subsidiary. All issued and outstanding equity interests of each subsidiary of Purchaser are duly authorized, validly issued, and fully paid (to the extent required by the applicable Organizational Documents), non-assessable and free of preemptive rights. Except as set forth in the applicable Organizational Documents of such Person, no subsidiary of Purchaser is subject to any equityholder purchase rights, a poison pill or any similar arrangement.

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(c) Except as set forth on Schedule 8.17, (i) there are no outstanding securities of Purchaser convertible into, exchangeable or exercisable for equity interests of Purchaser, (ii) authorized or outstanding options, preemptive rights, redemption rights, repurchase rights, warrants or other rights to purchase or acquire from Purchaser, or obligations of Purchaser to issue or sell, any equity interests, including securities convertible into or exchangeable for equity interests of Purchaser, (iii) equity equivalents, interests in the ownership or earnings, or other similar rights of or with respect to Purchaser, (iv) authorized or outstanding bonds, debentures, notes or other indebtedness that entitle the holders to vote (or convertible or exercisable for or exchangeable into securities that entitle the holders to vote) with holders of Common Stock on any matter or (v) voting trust agreements or other contracts restricting or otherwise relating to voting, dividend rights or disposition of the partnership interests or other equity interests of Purchaser.

(d) The shares of Common Stock being issued to Sellers pursuant to this Agreement are duly authorized by Purchaser prior to the Closing Date, and when issued and delivered to each applicable Seller in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid (to the extent required under the Organizational Documents of Purchaser and applicable state and federal securities Laws), non-assessable and free of preemptive rights and any and all Liens and restrictions on transfer, other than restrictions on transfer under this Agreement or applicable state and federal securities Laws.

(e) There are no contracts, agreements or understandings between Purchaser and any Person granting such person the right (other than rights which have been satisfied) to require Purchaser to file a registration statement under the Securities Act with respect to any securities of Purchaser owned or to be owned by such person or to require Purchaser to include such securities in any registration statement filed pursuant to or in connection with the Contemplated Transactions or in any securities being registered pursuant to any other registration statement filed by Purchaser under the Securities Act.

8.18 SEC Documents and Financial Statements. Except as set forth on Schedule 8.18, for the past five (5) years, Purchaser has timely filed or furnished with the SEC all reports, schedules, forms, statements, and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it under the Securities Act or the Exchange Act (all such documents, collectively, the “SEC Documents”). The SEC Documents, including any audited or unaudited consolidated financial statements and any notes thereto or schedules included therein (the “Purchaser Financial Statements”), at the time filed or furnished (except to the extent amended or superseded by a subsequently filed or furnished SEC Document filed or furnished prior to the Execution Date) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in the light of the circumstances under which they were made) not misleading, (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable and (c) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. True, correct, and complete copies of all SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC, and to the extent that any SEC Document available on such database contains redactions pursuant to a request for confidential treatment or otherwise, Purchaser has made available to Sellers, upon request, the full text of all such SEC Documents that it has so filed or furnished with the SEC. The Purchaser Financial Statements were prepared from the books and records of Purchaser in accordance with the requirements of Regulation S-X under the Securities Act and GAAP applied on a consistent basis during the periods covered thereby and subject, in the case of interim financial statements, to normal year-end adjustments, and present fairly in accordance with GAAP, in all material respects, the consolidated financial position and the results of operations of Purchaser and its consolidated subsidiaries as of, and for the periods ended on, such applicable dates. The other financial information of Purchaser, including non-GAAP financial measures, if any, contained or incorporated by reference in the SEC Documents has been derived from the accounting records of Purchaser, and fairly presents in all material respects the information purported to be shown thereby. Nothing has come to the attention of Purchaser that has caused it to believe that the statistical and market-related data included in the SEC Documents is not based on or derived from sources that are reliable and accurate in all material respects as of the date on which the applicable SEC Documents were filed. Based on an annual evaluation of disclosure controls and procedures, except as set forth in the SEC Documents, Purchaser is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting that are likely to adversely affect its ability to record, process, summarize and report financial data or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting of Purchaser. The unaudited balance sheet of Purchaser dated as of June 30, 2021 contained in the SEC Documents filed prior to the date hereof is hereinafter referred to as the “Purchaser Balance Sheet.” Neither Purchaser nor any of its subsidiaries has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Purchaser Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Purchaser Balance Sheet in the ordinary course of business consistent with past practice; or (iii) are incurred in connection with the transactions contemplated by this Agreement.

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8.19 Independent Registered Public Accounting Firm. Plante & Moran, PLLC, which has audited the financial statements of Purchaser and its consolidated subsidiaries and delivered its report with respect to the audited consolidated financial statements contained or incorporated by reference in the SEC Documents, is an independent registered public accounting firm with respect to Purchaser within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States). Plante & Moran, PLLC has not resigned or been dismissed as independent registered public accountants of Purchaser as a result of or in connection with any disagreement with Purchaser on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

8.20 Controls and Procedures; Listing; Investment Company. Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to give reasonable assurance that information relating to Purchaser required to be disclosed in the SEC Documents is recorded, summarized and reported within the time periods specified by the SEC and that such information is communicated to Purchaser’s management. The Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and Purchaser has not received any written notification that the SEC is contemplating terminating such registration. The Common Stock is listed on the NASDAQ, and Purchaser has not received any notice of delisting or that Purchaser is not in compliance with the listing or maintenance requirements of such exchange, except for notices which have since been satisfied to the noticing authority’s satisfaction as of the Execution Date. At Closing, Purchaser shall meet all listing requirements of the NASDAQ and shares of Common Stock being issued to Sellers pursuant to this Agreement shall be listed on the NASDAQ. Purchaser has taken no action that is designed to terminate the registration of the Common Stock under the Exchange Act. Purchaser is not, and is not an Affiliate of, and immediately after the Closing, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

8.21 Contractual Restrictions. Purchaser is not a party to, and no Purchaser Existing Assets are bound by or subject to, any contract or agreement containing (a) any material restriction on Purchaser or its Affiliates from freely engaging in any business or competing anywhere or (b) any material standstill restriction or similar restriction on Purchaser or its Affiliates from acquiring equity or voting securities of a Third Party, in each case, that is or will be binding upon Sellers or any of their respective Affiliates as a result of being Affiliated with Purchaser or by virtue of owning the Common Stock issued to Sellers pursuant to the terms and conditions of this Agreement.

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8.22 Form S-3 Eligibility. As of the Execution Date, Purchaser is eligible to register for resale by Sellers under Form S-3 promulgated under the Securities Act the Common Stock issued to Sellers pursuant to the terms and conditions of this Agreement.

8.23 Exemptions from Securities Laws. Provided that the representations made by Sellers in Section 7.17 are true and accurate on the Closing Date in all material respects, the Common Stock issued to Sellers pursuant to the terms and conditions of this Agreement will be exempt from the registration requirements of the Securities Act, and no document will be required to be filed (except to the extent deemed necessary by Purchaser, a Form D), no proceeding will be required to be taken and no permit, approval, consent or authorization will be required to be obtained by Purchaser under the Securities Act in connection with such issuance. At Closing, Purchaser shall meet all listing requirements of the NASDAQ.

8.24 Absence of Certain Changes. During the time Purchaser has owned the Existing Purchaser Assets, (i) there has not been any circumstance, condition, event or state of facts which has had or would be reasonably expected to have, a material effect on the Existing Purchaser Assets, and (ii) except for matters relating to the Contemplated Transaction or described in the schedules to this Agreement, the Existing Purchaser Assets have been operated, in all material respects, only in the Ordinary Course of Business, except as disclosed in the SEC Documents.

8.25 Board Approval. The Board of Directors of Purchaser, by resolutions duly adopted by a unanimous vote at a meeting of all directors of Purchaser duly called and held and, not subsequently rescinded or modified in any way, has: (a) determined that this Agreement, the Other PSAs and the transactions contemplated hereby and thereby, including the issuance and sale of Common Stock, upon the terms and subject to the conditions set forth herein and therein, are fair to, and in the best interests of, Purchaser and Purchaser’s shareholders; (b) approved and declared advisable this Agreement and the Other PSAs, including the execution, delivery, and performance hereof and thereof, and the consummation of the transactions contemplated by this Agreement and the Other PSAs, including issuance and sale of Common Stock, upon the terms and subject to the conditions set forth herein and therein; (c) directed that this Agreement and the Other PSAs be submitted to a vote of Purchaser’s shareholders for adoption at the Shareholders Meeting; and (d) resolved to recommend that Purchaser’s shareholders vote to approve the Contemplated Transaction and the transactions contemplated by the Other PSAs, including the issuance of Common Stock to Sellers, Lubbock and Synergy, as required to satisfy the rules and regulations of the NASDAQ and applicable Law (collectively, the “Board Recommendation”). No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to Purchaser is applicable to this Agreement, the Other PSAs or any of the transactions contemplated hereby or thereby.

8.26 Fairness Opinion. Purchaser has received the written opinion of the Financial Advisor (and has provided a copy of such opinion to Sellers) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Contemplated Transaction and the transactions contemplated by the Other PSAs are fair, from a financial point of view, to the holders of shares of Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked, or modified.

8.27 Other PSA Diligence. (a) Purchaser has no reason to believe that any of the representations and warranties of the “Sellers” under the Other PSAs are not true and correct in all material respects, (b) Purchaser has provided Sellers, prior to the Execution Date, with written copies of all reports, results, data, analyses, and other materials prepared by or for Purchaser and/or any of its Entity Representatives or title or environmental contractors in connection with any title and/or environmental due diligence reviews, inspections, or assessments performed by or on behalf of Purchaser with respect to any of the “Acquired Assets” under the Other PSAs, and (c) except as otherwise set forth on Schedule 8.27 or on any schedule to the Other PSAs, to Purchaser’s Knowledge, there are no Liens or other material defects in title (other than Permitted Encumbrances), and no material Environmental Matters that may result in Liabilities under Environmental Laws, in each case, affecting any of the “Acquired Assets” under the other PSAs.

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8.28 Royalties, Etc. To Purchaser’s Knowledge, except for such items that are being held in suspense as permitted pursuant to applicable Law, Purchaser has paid in all material respects all Royalties, overriding royalties and other burdens on production due by Purchaser with respect the Existing Purchaser Assets.

8.29 Non-Consent Operations. To Purchaser’s Knowledge, except as provided in Schedule 8.29, no operations are being conducted or have been conducted with respect to the Existing Purchaser Assets as to which Purchaser has elected to be a nonconsenting party under the terms of the applicable operating agreement and with respect to which Purchaser has not yet recovered its full participation.

8.30 Permits. To Purchaser’s Knowledge, Purchaser possesses all material permits, licenses, orders, approvals, variances, waivers, franchises, rights, and other authorizations, required to be obtained from any Governmental Authority for conducting its business with respect to the Existing Purchaser Assets as presently conducted. To Purchaser’s Knowledge, any Third Parties which operate any of the Existing Purchaser Assets possess all material permits, licenses, orders, approvals, variances, waivers, franchises rights, and other authorizations, required to be obtained from any Governmental Authority for conducting their business with respect to such Third Party’s assets and there are no material uncured violations of the terms and provisions of such authorizations. With respect to each such permit, Purchaser has not received written notice from any Governmental Authority of any violations of such permits that remain uncured.

Article IX
CERTAIN COVENANTS AND AGREEMENTS

9.1 Conduct of Business Prior to Closing by Sellers.

(a) Operational Covenants. Except (1) as set forth in Schedule 9.1, (2) for the operations covered by the AFEs described in Schedule 7.14, such operations as are required pursuant to any Acquired Lease, Acquired Contract, or applicable Law, and operations undertaken in the Ordinary Course of Business, (3) as required in the event of an emergency to protect life, property, or the environment, and (4) as expressly contemplated by this Agreement or expressly consented to in writing by Purchaser (which consent shall not be unreasonably delayed, withheld, or conditioned), Sellers shall, from and after the Execution Date until Closing:

(i) subject to interruptions resulting from force majeure, mechanical breakdown, and planned maintenance, use its commercially reasonable efforts to operate or cause to be operated the Acquired Assets in the Ordinary Course of Business;

(ii) maintain, or cause to be maintained, the books of account and records relating to the Acquired Assets in the usual, regular, and ordinary manner and in accordance with the usual accounting practices of Seller;

(iii) not (A) enter into an Acquired Contract that, if entered into on or prior to the Execution Date, would have been required to be listed on Schedule 7.13, or (B) terminate (unless the term thereof expires pursuant to the provisions existing therein) or materially amend the terms of any Material Contract, except contracts terminable by a Seller with notice of sixty (60) days or less without penalty or detriment;

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(iv) not terminate (unless the term thereof expires pursuant to the provisions existing therein), materially amend, or surrender any material rights under any Acquired Lease or material Acquired Easement, provided that a Seller shall be permitted to exercise, secure, and acquire Lease renewals and extensions (and amend any Acquired Lease to provide for renewal or extension) in the Ordinary Course of Business; and

(v) not transfer, sell, mortgage, pledge, or dispose of any material portion of the Acquired Assets other than (A) the sale and/or disposal of Hydrocarbons in the Ordinary Course of Business and (B) sales of equipment that is no longer necessary in the operation of the Acquired Assets or for which replacement equipment has been or will be obtained.

(b) AFEs. With respect to any AFE received by a Seller after the Execution Date and prior to Closing that is estimated to cost in excess of $100,000 (net to such Seller’s interest), such Seller shall forward a copy of such AFE to Purchaser as soon as is reasonably practicable and thereafter the Parties shall consult with each other regarding whether or not such Seller should elect to participate in such operation. Purchaser agrees that it will timely respond to any written request for consent pursuant to this Section 9.1(b). In the event the Parties are unable to agree within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in such Seller’s notice) of Purchaser’s receipt of any consent request as to whether or not such Seller should elect to participate in such operation, such Seller’s decision shall control and such operation shall be deemed to have been consented to by Purchaser.

(c) Requests for Approval. Requests for approval of any action restricted by this Section 9.1 shall be delivered to any of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Ryan Smith

Don Kessel

Purchaser’s approval of any action restricted by this Section 9.1 shall not be unreasonably withheld, delayed, or conditioned and shall be considered granted in full within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in such Seller’s notice) of such Seller’s notice to Purchaser requesting such consent unless Purchaser notifies such Seller to the contrary during that period.

(d) Other Working Interest Owners. Purchaser acknowledges Sellers own undivided interests in certain of the properties comprising the Acquired Assets that it does not operate, and Purchaser agrees that the acts or omissions of the other working interest owners (including the operators) who are a Seller or any Affiliates of a Seller shall not constitute a breach of the provisions of this Section 9.1, nor shall any action required by a vote of working interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 9.1.

(e) Liability of Seller. Without expanding any obligations which a Seller may have to Purchaser, it is expressly agreed that Sellers shall never have any liability to Purchaser with respect to any breach or failure of Section 9.1 greater than that which it might have as the operator to a non-operator under the applicable operating agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) form Operating Agreement), IT BEING RECOGNIZED THAT, UNDER SUCH AGREEMENTS AND SUCH FORM, THE OPERATOR IS NOT RESPONSIBLE FOR ITS OWN NEGLIGENCE, AND HAS NO RESPONSIBILITY OTHER THAN FOR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

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9.2 Conduct of Business Prior to Closing by Purchaser. Except (1) as set forth in Schedule 9.2, (2) for the operations covered by the AFEs described in Schedule 8.16, such operations as are required pursuant to any lease that is an Existing Purchaser Asset, Existing Purchaser Contract, or applicable Law, and operations undertaken in the Ordinary Course of Business, (3) as required in the event of an emergency to protect life, property, or the environment, and (4) as expressly contemplated by this Agreement, Other PSAs or expressly consented to in writing by a Seller (which consent shall not be unreasonably delayed, withheld, or conditioned), Purchaser shall, from and after the Execution Date until Closing:

(a) subject to interruptions resulting from force majeure, mechanical breakdown, and planned maintenance, use its commercially reasonable efforts to operate or cause to be operated the Existing Purchaser Assets in the Ordinary Course of Business;

(b) maintain, or cause to be maintained, the books of account and records relating to the Existing Purchaser Assets in the usual, regular, and ordinary manner and in accordance with the usual accounting practices of Purchaser;

(c) not (A) enter into an Existing Purchaser Contract that, if entered into on or prior to the Execution Date, would have been required to be listed on Schedule 8.15, or (B) terminate (unless the term thereof expires pursuant to the provisions existing therein) or materially amend the terms of any Material Contract, except contracts terminable by Purchaser with notice of sixty (60) days or less without penalty or detriment;

(d) not terminate (unless the term thereof expires pursuant to the provisions existing therein), materially amend, or surrender any material rights under any lease or easement that is a part of the Existing Purchaser Assets, provided that Purchaser shall be permitted to exercise, secure, and acquire lease renewals and extensions (and amend any lease that is a part of the Existing Purchaser Assets to provide for renewal or extension) in the ordinary course of business;

(e) not transfer, sell, mortgage, pledge, or dispose of any material portion of the Existing Purchaser Assets other than (A) the sale and/or disposal of Hydrocarbons in the ordinary course of business and (B) sales of equipment that is no longer necessary in the operation of the Existing Purchaser Assets or for which replacement equipment has been obtained;

(f) not authorize or issue any Common Stock, preferred stock, or any options, preemptive rights, redemption rights, repurchase rights, warrants or other rights to purchase or acquire any equity interests of Purchaser;

(g) not authorize or effect any stock split, combination of shares, stock dividend or other similar event affecting the Common Stock; and

(h) not declare, make or pay any dividend or other distribution.

9.3 Successor Operator. Purchaser acknowledges that it desires to succeed Sellers or their appointees as operator of those Acquired Assets or portions thereof that Sellers or their appointees may, as of the Closing, operate. Purchaser further acknowledges and agrees that Sellers or their appointees cannot and does not covenant or warrant that Purchaser or any Affiliate of Purchaser shall become successor operator of such Acquired Assets or portions thereof. Sellers or their appointees and Purchaser agree however that, as to the Acquired Assets that Sellers or their appointees operates, prior to Closing they shall use their commercially reasonable efforts (at no out-of-pocket cost to Sellers or their appointees) to have Purchaser designated, to the extent legally possible and permitted under any applicable joint operating agreements, as successor operator of such Acquired Assets effective as of the Closing, and Purchaser hereby consents and agrees to accept such designation and the responsibilities and Liabilities as the operator of such Acquired Assets.

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9.4 Governmental Bonds; Guarantees. Purchaser acknowledges that none of the bonds, letters of credit, guarantees, and other forms of financial assurance, if any, posted by any Seller or their Affiliates with Governmental Authorities and/or other Third Parties relating to any of the Acquired Assets are transferable to Purchaser. Prior to the Closing Date, Purchaser shall deliver to Sellers evidence of Purchaser having posted all bonds, letters of credit, credit support and other security with all applicable Governmental Authorities and other Third Parties (meeting the requirements of such authorities and Third Parties) that (i) were put in place by Sellers or their Affiliates relating to any of the Acquired Assets, including those set forth on Schedule 7.22; (ii) are otherwise required under the terms of any Acquired Assets, and/or (iii) are otherwise required for Sellers to own and, where appropriate, operate, the Acquired Assets (collectively the “Guarantees”); provided, however, Purchaser and each Seller hereby acknowledge and agree (1) the replacement or transfer of certain bonds burdening certain of the Acquired Assets must be approved by tribal authorities in whose jurisdiction such Acquired Assets are located, (2) the replacement or transfer of such bonds shall not prevent, delay or hinder the Closing of the Contemplated Transaction or the closing of the transactions contemplated by the Other PSAs or affect a Purchase Price adjustment under Article III and (3) at no out-of-pocket cost or expense to any Seller, the Parties shall cooperate to secure the transfer or replacement of such bonds on behalf of the Purchaser after the occurrence of the Closing of the Contemplated Transaction. Without limiting the foregoing, Purchaser shall cooperate with Sellers in order to cause Sellers and their Affiliates to be released as of the Closing Date from all such Guarantees, including those required by tribal authorities, and, if required by the counterparty to any Guarantee, Purchaser shall provide, effective as of the Closing Date, substitute arrangements of Purchaser or its Affiliates covering all periods covered by the Guarantees, such substitute arrangements to be equivalent or better in terms of type of security and creditworthiness of the party providing the security as compared to the Guarantees. In the event that any counterparty to any such Guarantee does not release Sellers and their Affiliates, then, from and after Closing, Purchaser shall indemnify Sellers or the relevant Affiliate against all amounts incurred by Sellers or the relevant Affiliate under such Guarantee (and all costs incurred in connection with such Guarantee). Notwithstanding anything to the contrary contained in this Agreement, any cash placed in escrow by Sellers or any Affiliate of a Seller pursuant to the Guarantees must be returned to such Seller, and shall be an Excluded Asset.

9.5 Material Required Consents.

(a) With respect to each Material Required Consent set forth on Schedule 7.8, reasonably promptly after the Execution Date (and, with respect to each Material Required Consent that is not set forth on Schedule 7.8 but is discovered by either Party after the Execution Date, reasonably promptly after the discovery thereof), the applicable Seller shall send to the holder of each such Material Required Consent a notice in material compliance with the contractual provisions applicable to such Material Required Consent seeking such holder’s consent to the Contemplated Transactions. Sellers and Purchaser will thereafter use their commercially reasonable efforts (at no out-of-pocket cost or expense to either Party) to obtain such Material Required Consents. Notwithstanding anything to the contrary contained herein, Sellers will have no liability to Purchaser for failure to obtain any such Material Required Consents.

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(b) If, as of the Closing Date, a holder of a Material Required Consent set forth on Schedule 7.8 (or that is not set forth on Schedule 7.8 but that is discovered by either Party after the Execution Date) has not yet delivered such Material Required Consent and the time for granting such consent has not expired, then the Acquired Asset covered by that Material Required Consent shall not be conveyed to Purchaser at Closing but shall still be considered part of the Acquired Assets in accordance with the provisions of this Section 9.5, adjustments to the Purchase Price will still be made pursuant to Section 3.3 with respect to such Acquired Asset, and the Base Purchase Price will not be reduced as a result of such non-conveyance. If Acquired Assets have not been conveyed to Purchaser at the Closing due to a failure to obtain a Material Required Consent, and if such Material Required Consent has been received or deemed received pursuant to the terms of the underlying agreement or instrument on or before the Final Settlement Date, then (i) the applicable Seller shall so notify Purchaser and (ii) within ten (10) Business Days after Purchaser’s receipt of such notice, the applicable Seller shall assign and convey to Purchaser, and Purchaser shall accept from such Seller, such Acquired Assets pursuant to the terms of this Agreement and an instrument in substantially the same form as the Assignment. As between Purchaser and the applicable Seller, with respect to any Acquired Asset for which a Material Required Consent has not been obtained by the Closing, (A) such Seller shall hold such Acquired Asset after Closing as nominee for Purchaser, effective as of the Effective Time, (B) Purchaser shall pay any costs and expenses associated with that Acquired Asset, and (C) such Seller shall pay Purchaser any revenues received by such Seller that are associated with such Acquired Asset for time periods from and after the Effective Time. If any Material Required Consent (other than for an Acquired Contract) has not been received or deemed received on or before the Final Settlement Date, then such Seller shall no longer hold such Acquired Asset as nominee for Purchaser, and each Party shall repay to the other Party any amounts previously paid hereunder in respect of the Acquired Asset, and such Acquired Asset will be deemed not to have been conveyed to Purchaser hereunder and shall be an Excluded Asset.

(c) With respect to each consent to assignment pertaining to the Acquired Assets and the Contemplated Transactions other than a Material Required Consent set forth on Schedule 7.8 (or that is not set forth on Schedule 7.8 but that is discovered by either Party after the Execution Date), Purchaser shall have no claim against, and hereby releases and agrees to defend and indemnify the Indemnified Seller Parties from any Claim or Loss for, the failure to obtain such consent, and Purchaser shall be solely responsible from and after Closing for any and all Claims and Losses arising from the failure to obtain such consents.

9.6 Preferential Rights.

(a) With respect to each Preferential Right set forth on Schedule 7.9, reasonably promptly after the Execution Date (and, with respect to each Preferential Right that is not set forth on Schedule 7.9 but is discovered by either Party after the Execution Date, reasonably promptly after the discovery thereof), the applicable Seller shall send to the holder of each such Preferential Right a notice in material compliance with the contractual provisions applicable to such Preferential Right.

(b) If, prior to Closing, a holder of a Preferential Right has notified the applicable Seller that it elects to exercise its Preferential Right and purchase the Acquired Assets (or portions thereof) to which its Preferential Right applies, then the Acquired Assets subject to such Preferential Right shall be excluded from the Acquired Assets to be assigned to Purchaser at the Closing (but only to the extent of the portions of such Acquired Assets affected by the Preferential Right, and subject to the remaining provisions of this Section 9.6), and the Base Purchase Price shall be reduced by the Allocated Value of the Acquired Assets (or portions thereof) so excluded (as applicable and the dollar value in aggregate of all Preferential Rights exercised in connection with the Acquired Assets, the “Aggregate Preferential Right Amount”). The applicable Seller shall be entitled to all proceeds paid by any Person exercising a Preferential Right prior to Closing. If such holder of such Preferential Right thereafter fails to consummate the purchase of the Acquired Assets covered by such Preferential Right on or before the end of the period of time under such Preferential Right for closing such sale and the applicable Seller is permitted to transfer such Acquired Assets (or portions thereof) to Purchaser pursuant to the terms of such Preferential Right, then (i) the applicable Seller shall so notify Purchaser, (ii) within ten (10) Business Days after Purchaser’s receipt of such notice, Purchaser shall purchase and accept from the applicable Seller such Acquired Assets pursuant to the terms of this Agreement and for the Allocated Value of such Acquired Assets, subject to adjustments in accordance with Section 3.3, and (iii) the applicable Seller shall assign to Purchaser such Acquired Assets pursuant to an instrument in substantially the same form as the Assignment. If, as of the Closing Date, a Preferential Right has (A) expired without exercise, (B) been waived, or (C) not been exercised or waived and the time for exercising such Preferential Right has not expired, then the Acquired Assets covered by that Preferential Right shall be sold and transferred to Purchaser at Closing subject to the rights of the Preferential Right holder, and no adjustment to the Purchase Price will be made with respect to such Preferential Right and, in the event the holder of such Preferential Right thereafter exercises such Preferential Right, Purchaser will comply with all of the terms thereof, will convey the applicable Acquired Assets to the holder of the Preferential Right, and will be entitled to all proceeds paid by such holder with respect thereto.

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9.7 Casualty Loss. If, after the Execution Date but prior to the Closing Date, a Casualty Loss occurs with respect to a portion of the Acquired Assets, then, notwithstanding such Casualty Loss, this Agreement shall remain in full force and effect and (a) Purchaser will nevertheless be required to close, (b) there shall be no reduction of the Base Purchase Price in respect of such Casualty Loss, and (c) upon Closing, Purchaser shall be entitled to all rights of Sellers, if any, to insurance proceeds under insurance policies issued by Third Parties, to condemnation awards, and to other claims against Third Parties with respect to the Casualty Loss (excluding any Liabilities of or against any Indemnified Seller Parties); provided, however, Sellers shall reserve and retain (and Purchaser shall assign to Sellers) all rights, title, interests, and claims against Third Parties for the recovery of Sellers’ costs and expenses (if any) incurred prior to the Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to any such Casualty Loss. Until Closing (or if no Closing occurs, termination of this Agreement), Sellers shall maintain insurance coverage it currently has in effect with respect to the Acquired Properties.

9.8 Revenues. Sellers shall be entitled to all amounts earned from the sale of Hydrocarbons produced prior to the Effective Time from or attributable to the Acquired Properties and Purchaser shall be entitled to all amounts earned from the sale of Hydrocarbons produced on or after the Effective Time from or attributable to the Acquired Properties, in each case, net of (a) Royalties, (b) Production Taxes, and (c) gathering, transportation, processing, and other costs, in each case, that are deducted by the purchaser of production. After the Closing, to the extent not accounted for in the Final Settlement Statement, any revenues received by a Seller applicable to any post-Effective Time production of Hydrocarbons from the Acquired Properties shall be paid by such Seller to Purchaser within thirty (30) days after receipt of such revenues, and any revenues received by Purchaser applicable to any pre-Effective Time production of Hydrocarbons from the Acquired Properties shall be paid by Purchaser to such Seller within thirty (30) days after receipt of such revenues. Payments under this Section 9.8 shall be grossed up to take into account any netting or set-offs by the purchaser of any such production against obligations of the recipient of such revenues that are not related to the purchase of such production. Payments under this Section 9.8 shall not constitute an adjustment to any portion of the Purchase Price. Adjustments to the Purchase Price after the Closing shall be made only under Section 3.5.

9.9 Suspense Accounts. At the Closing, Purchaser shall assume, without adjustment to the Purchase Price or other payment to Purchaser, any and all obligations of Seller to pay or otherwise account for suspense funds payable to Third Party owners of royalty, overriding royalty, working, or other interests in respect of past production of Hydrocarbons attributable to the Acquired Properties. At the Closing, Purchaser shall be deemed to assume full and complete Liability and responsibility for maintaining and administering all suspense accounts and the proper handling and payment of all suspended amounts, as well as for compliance with all unclaimed property Laws.

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9.10 Non-Solicitation; No-Hire. Prior to the third (3rd) anniversary of the Closing Date, without a Seller’s prior written consent, neither Purchaser nor any of its Affiliates shall hire, retain, or attempt to hire or retain any employee of such Seller or any of its Affiliates, or in any way interfere with the relationship between such Seller or any of its Affiliates and any of its or their employees; provided, however, the non-solicitation restriction in this Section 9.10 shall not apply in the event an employee of such Seller contacts Purchaser (or any of its Affiliates) regarding employment in response to an advertisement identifying employment opportunities published by Purchaser (or any of its Affiliates) in a newspaper of general circulation or on its web site or if an employee of such Seller contacts Purchaser (or any of its Affiliates) without having been directly solicited. Purchaser shall be permitted to contact any of such Seller’s independent contractors whose services relate to the Acquired Assets to discuss post-Closing services.

9.11 Confidentiality. Purchaser acknowledges that, pursuant to its access to the Acquired Records, Acquired Assets, and other information, Purchaser will become privy to confidential and other information of Sellers and their Affiliates, and agrees that such information and the terms and provisions of this Agreement shall be held confidential by Purchaser and its Entity Representatives in accordance with the terms of the Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect in accordance with its terms; provided that if and when Closing should occur, then the Confidentiality Agreement shall terminate except as to (a) information related to the Excluded Assets, (b) information related to assets other than the Acquired Assets, and (c) the terms of this Agreement (as to all of which the Confidentiality Agreement shall extend to and remain in full force and effect following Closing).

9.12 Public Announcements. Neither Party shall make any press release or other public announcements concerning the transaction contemplated by this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any Party desiring to make a public announcement shall first give the other Party forty-eight (48) hours written notification of its desire to make such a public announcement. The written notification shall include (a) a request for consent to make the announcement and (b) a written draft of the text of such public announcement. Nothing contained herein shall prohibit either Party from issuing or making a public announcement or statement (or require the consent of the other party) if such Party deems it necessary to do so in order to comply with any applicable Law, or any applicable rules, regulations, or Orders of any Governmental Authority having jurisdiction, or with disclosure requirements of applicable securities Laws or the SEC or any applicable stock exchanges, provided that such Party provides the other Party with a written draft of the text of such public announcement prior to issuing or making such public announcement.

9.13 Record Retention. Purchaser, for a period of seven (7) years following Closing, will (a) retain the Acquired Records, (b) upon reasonable prior written notice, provide Sellers, their Affiliates, and their Entity Representatives with access to the Acquired Records during normal business hours for review and copying at the applicable Seller’s expense, and (c) provide Sellers, their Affiliates, and their Entity Representatives with access, during normal business hours, to materials received or produced after Closing relating to any indemnity claim made under Section 14.2 for review and copying at the applicable Seller’s expense. At the end of such seven (7) year period and prior to destroying any of the Acquired Records, Purchaser shall notify Seller in advance of any such destruction and provide Seller an opportunity to copy such Acquired Records at Seller’s sole cost and expense.

9.14 Breaches before Closing. During the period prior to Closing, each Party (the “Notifying Party”) shall notify the other Party promptly after the Notifying Party obtains Knowledge that any representation or warranty of any Party contained in this Agreement is untrue or will be untrue as of the Closing Date or that any covenant or agreement to be performed or observed by any Party prior to or on the Closing Date has not been or will not be so performed or observed. Notwithstanding anything to the contrary contained in this Agreement, if either Party elects to proceed with the Closing with Knowledge by such Party of any failure of any condition to be satisfied in its favor or of the breach of any representation, warranty, agreement, or covenant by the other Party contained in this Agreement or in any Transaction Document or of the facts giving rise to any such breach, then the condition that is unsatisfied or the representation, warranty, agreement, or covenant which is breached (and any and all rights and remedies with respect thereto, including under Article XIV or under any Transaction Document) will be deemed waived by such Party, and such Party shall be deemed to fully release and forever discharge the other Party with respect to all Claims and Losses, known or unknown, with respect to such condition, representation, warranty, agreement, or covenant.

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9.15 Amendment of Schedules. Each of the Parties shall have the continuing right (but not the obligation) until the 10th Business Day prior to Closing to create new, or correct, supplement, or amend existing, Schedules to its representations and warranties with respect to any matters hereafter arising or discovered which, if existing or known at the Execution Date or thereafter, would have been required to be set forth or described in such Schedules (as applicable, “Updated Schedules”). For purposes of determining whether the conditions set forth in Section 10.3 have been fulfilled, the Schedules to Purchaser’s and Sellers’ representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any such new Schedule or addition, supplement, or amendment to an existing Schedule delivered by a Party after execution of this Agreement and at or prior to the 10th Business Day prior to Closing; provided, however, if Closing shall occur, subject to the below, then all matters disclosed pursuant to any such new Schedule or addition, supplement, or amendment to an existing Schedule delivered by Purchaser or a Seller after execution of this Agreement and at or prior to the 10th Business Day prior to Closing shall be waived by the other Party for all purposes of this Agreement and such other Party shall not be entitled to make a claim with respect thereto pursuant to the terms of this Agreement (including any claim pursuant to Article XIV) or otherwise. Within five (5) Business Days following the delivery of an Updated Schedule, the Party who has received the Updated Schedule, shall have the right to provide the delivering Party a written notice (the “Disclosure Objection Notice”) of any reasonable concerns or objections to any matters disclosed in the Updated Schedule which could reasonably result in a Material Adverse Effect. The Parties will negotiate in good faith to resolve those matters raised in the Disclosure Objection Notice, including amendments to this Agreement as agreed to, if necessary. If, after good faith negotiations, the Parties are unable to resolve those matters raised in the Disclosure Objection Notice no later than five (5) days after the Disclosure Objection Notice, this Agreement may be terminated by the Party who has received the Updated Schedule during the following three (3) Business Day period (a “Disclosure Schedule Termination”). If a non-disclosing Party does not provide a Disclosure Objection Notice within five (5) Business Days of the receipt of an Updated Schedule, or fails to raise an objection to any disclosures made in the Updated Schedule in a Disclosure Objection Notice, such Party will be deemed to have waived any objection to that specific matter disclosed in the Updated Schedule, unless such disclosure is discovered or uncovered later to be false or misleading in any material respect, effective as of such date. Notwithstanding anything to the contrary herein, for all purposes of this Agreement (including for purposes of determining whether the conditions set forth in Section 10.3 have been fulfilled), the Schedules to Sellers’ and Purchaser’s representations and warranties contained in this Agreement shall be deemed to include each contract, Permit, other asset or interest, and/or other matter that has been executed, acquired, disposed of, terminated, created, or undertaken on or after the Execution Date, provided that (i) such execution, acquisition, disposal, termination, creation, or undertaking did not breach any covenant contained in this Agreement or was consented to or waived in writing by Purchaser or a Seller; and (ii) such contract, Permit, other asset or interest, and/or other matter that has been executed, acquired, disposed of, terminated, created, or undertaken on or after the Execution Date is promptly included in an Updated Schedule, as applicable, subject to the rights of the Parties in connection with Updated Schedules, as set forth in this Section 9.15, above (each such matter, a “Permitted Matter”), and each Permitted Matter shall be waived by Purchaser and Sellers for all purposes hereunder (including for purposes of Article VII, Article VIII, Section 10.2, Section 10.3, and Article XIV) and no Seller or Purchaser shall be entitled to make a claim with respect thereto pursuant to the terms of this Agreement (including any claim pursuant to Article XIV) or otherwise.

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9.16 Proxy Statement and Shareholder Meeting.

(a) In connection with the Shareholders Meeting, as soon as reasonably practicable following the date of this Agreement, Purchaser shall prepare and file with the SEC the Proxy Statement. Purchaser shall use its reasonable best efforts to: (i) cause the Proxy Statement to be mailed to Purchaser’s shareholders as promptly as practicable following sign off from the SEC on such Proxy Statement, or no later than the twentieth (20th) day after such preliminary Proxy Statement is filed with the SEC, in the event the SEC does not notify the Purchaser of its intent to review such Proxy Statement, and (ii) ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Purchaser shall also take any other action required to be taken under the Securities Act, the Exchange Act, the rules and regulations of the NASDAQ, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Common Stock under this Agreement and the Other PSAs.

(b) From and after the Execution Date, each Seller shall use reasonable best efforts to direct its Entity Representatives to, during customary business hours and, provided that such efforts do not unreasonably interfere with the business operations of such Seller, cooperate with Purchaser and independent auditors chosen by Purchaser (“Purchaser’s Auditor”) in connection with the preparation of the Proxy Statement and obtaining the Proxy Approval and the Shareholder Approval and any audit by Purchaser’s Auditor of any financial statements of the Acquired Assets or the business of the Acquired Assets or any reserve reports with respect to the Acquired Assets or other actions that Purchaser or any of their Affiliates reasonably require to comply with the requirements under state and federal securities Laws. Such cooperation will include (i) reasonable access to each Seller’s Entity Representatives who were responsible for preparing or maintaining the financial records and work papers and other supporting documents used in the preparation of such financial statements as may be required by Purchaser’s Auditor to perform an audit or conduct a review in accordance with generally accepted auditing standards or to otherwise verify such financial statements, (ii) using commercially reasonable efforts to obtain the consent of the independent auditor(s) and reserve engineer(s) of such Seller (as applicable) that conducted any audit of such financial statements or prepared any reserve reports to be named as an expert in (A) any filings that may be made by Purchaser under the Securities Act or required by the SEC under securities Laws applicable to Purchaser or any report required to be filed by Purchaser under the Exchange Act in connection with the transactions contemplated by this Agreement or (B) any prospectus or offering memorandum for any equity or debt financing of Purchaser, (iii) providing information in connection with Purchaser’s preparation of responses to any inquiries by regulatory authorities relating to the foregoing financial statements and/or reserve reports, (iv) providing information with respect to property descriptions of the Acquired Assets necessary to execute and record a deed of trust for any financing activities, (v) executing and delivering and pledging any security documents, definitive financing documents or other certificates or documents or otherwise facilitate the pledging of collateral for delivery, as reasonably requested by Purchaser, (vi) delivery of one or more customary representation letters from such Seller to the auditor of the financial statements that are reasonably requested by Purchaser to allow such auditors to complete an audit (or review of any financial statements) and to issue an opinion with respect to an audit of those financial statements required pursuant to this Section 9.16 and (vii) using commercially reasonable efforts to cause the independent auditor(s) or reserve engineer(s) of Sellers that conducted any audit of such financial statements to provide customary “comfort letters” to any underwriter or purchaser in connection with any equity or debt financing of Purchaser. Notwithstanding the foregoing, (x) nothing herein shall expand a Seller’s representations, warranties, covenants or agreements set forth in this Agreement or give Purchaser, its Affiliates, or any Third Party any rights to which it is not entitled hereunder, (y) nothing in this Section 9.16 shall require travel or the obligation to incur any out-of-pocket costs by any of the subject Persons in order to comply with the terms of this Section 9.16 and (z) Purchaser will make reasonable efforts to minimize any disruption associated with the cooperation contemplated by such Persons hereby. In each case, such cooperation by each Seller pursuant to this Section 9.16 shall be at Purchaser’s written request with reasonable prior notice to such Seller, and no such cooperation by a Seller shall be required to the extent it could cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing fail to be satisfied or otherwise cause any breach of this Agreement. Nothing in this Section 9.16 or any action or inaction taken hereunder, shall excuse or waive Purchaser’s obligations to consummate the transactions in accordance with this Agreement. No Seller shall have any liability or responsibility to Purchaser or any of their respective equity or debt financing sources with respect to the accuracy or completeness of any information delivered pursuant to this Section 9.16, except as required by Section 14.2. Notwithstanding anything to the contrary herein, it is understood and agreed that: (i) each Seller’s cooperation pursuant to the provisions of this Section 9.16 shall be at Purchaser’s sole cost and expense, and on the Closing Date or following the termination of this Agreement, Purchaser shall promptly reimburse each Seller for all reasonable and documented out-of-pocket costs and expenses incurred by such Seller or its Affiliates in connection with such cooperation; (ii) Purchaser shall indemnify and hold harmless each Seller and its Affiliates and their respective Entity Representatives from and against any and all Losses by any such Persons suffered or incurred in connection with any assistance or activities provided in connection therewith other than to the extent such Losses arise from gross negligence, willful misconduct or bad faith of such Seller, its Affiliates and their respective directors, officers, employees and agents, or Seller Proxy Provided Information; (iii) each Seller shall have the right (prior to Closing) to review any presentations or other material written information prepared by Purchaser or their Affiliates prior to the dissemination of such materials to potential investors, lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority, including the SEC); (iv) except to the extent disclosed to lenders (who shall hold such confidential information confidential), all non-public or otherwise confidential information regarding a Seller or the Acquired Assets obtained by Purchaser or their representatives shall be kept confidential; (v) the assistance described in this Section 9.16 shall not require a Seller to take any action that such Seller reasonably believes could result in a violation of any material agreement or any confidentiality arrangement or the loss of any legal or other applicable privilege; and (vi) no Seller shall be required to provide any information to Purchaser or any of their respective equity or debt financing sources or that is not then in such Seller’s or its Affiliates’ possession.

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(c) Purchaser shall promptly provide Sellers and their counsel with any comments or other communications, whether written or oral, that Purchaser or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Proxy Statement with the SEC (including in each case any amendment or supplement thereto) or the dissemination thereof to the holders of Common Stock, or responding to any comments of the SEC with respect to the Proxy Statement, Purchaser shall provide the Sellers and their counsel a reasonable opportunity to review and comment on such Proxy Statement or response (including the proposed final version thereof), and Purchaser shall give reasonable and good faith consideration to any comments made by Sellers or their counsel.

(d) Purchaser shall take all action necessary to duly call, give notice of, convene, and hold the Shareholders Meeting as soon as reasonably practicable, and, in connection therewith, Purchaser shall mail the Proxy Statement to the holders of Common Stock in advance of such meeting. Except to the extent that the Board of Directors of Purchaser shall have effected an Adverse Recommendation Change, the Proxy Statement shall include the Board Recommendation. The Company shall use reasonable best efforts to: (a) solicit from the holders of Common Stock proxies in favor of Shareholder Approval; and (b) take all other actions necessary or advisable to secure Shareholder Approval. Purchaser shall keep Sellers updated with respect to proxy solicitation results as requested by Sellers. Once the Shareholders Meeting has been called and noticed, Parent shall not postpone or adjourn the Shareholders Meeting without the consent of Sellers (other than: (i) in order to obtain a quorum of its shareholders; or (ii) as reasonably determined by Purchaser to comply with applicable Law). If the Board of Directors of Purchaser makes an Adverse Recommendation Change, it will not alter the obligation of Purchaser to submit the approval of the Contemplated Transactions to the holders of Common Stock at the Shareholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

(e) The Board of Directors of Purchaser may effect an Adverse Recommendation Change only after providing Sellers and the Other PSA Sellers at least five (5) Business Days’ notice of such action, and which notice shall include a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action.

9.17 Additional Listing Application; Transfer Agent. As promptly as practicable after the Execution Date, but in any event after taking into consideration the rules and regulations of the NASDAQ with respect to the timing of the Additional Listing Application (as hereinafter defined) and the supporting documents required to accompany the Additional Listing Application, Purchaser shall submit to the NASDAQ a request for approval relating to the Common Stock issuable to Sellers in accordance with the terms of this Agreement (the “Additional Listing Application”) and shall use its commercially reasonable efforts to secure the NASDAQ’s approval of the Additional Listing Application. Purchaser shall continue to engage and maintain, at its expense, a registrar and transfer agent for the Common Stock.

9.18 NASDAQ Continued Listing. In the event NASDAQ determines that the transaction contemplated herein and/or in the Other PSAs constitutes, or will constitute, a “back-door listing”/“reverse merger”, Purchaser and each Seller shall cooperate in good faith to ensure that the combined company (and its Common Stock) qualifies for initial listing on the NASDAQ, pursuant to the applicable guidance and requirements of the NASDAQ as of the Closing.

9.19 Seller’s Proxy Statement Information and Financial Statements.

(a) None of the information supplied or to be supplied by a Seller or its representatives to Purchaser for inclusion in the Proxy Statement or any amendment or supplement thereto (collectively, “Seller Proxy Provided Information”) will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Using commercially reasonable efforts, each Seller and its officers and employees shall assist Purchaser and its accountants and auditors in preparing audited and unaudited financial statements as required by Regulation S-X and as required and requested from time to time by the SEC and the SEC’s rules and requirements for inclusion in the Proxy Statement, and any and all other filings with the SEC that such financial statements are required to be included in, and shall further supply Purchaser all information, reports, documentation and financial information reasonably requested in connection therewith.

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9.20 Lock-Up. During the period beginning on the Closing Date and ending on the date that is the later of the six month anniversary of the Closing Date (excluding the Closing Date for purposes of calculating such date) (the “Six Month Anniversary”) and the final determination of all Claims asserted by Purchaser against a Seller pursuant to Section 14.8 that remain unresolved as of the Six Month Anniversary (the “Lock-Up Period”), Sellers will, with respect to at least twenty percent (20%) of the Share Consideration issued to Sellers pursuant to the terms and conditions of this Agreement, refrain from lending, offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, such portion of Sellers’ Common Stock (the “Lock-Up Securities”). In the interest of clarity, nothing in this Section 9.18 shall restrict any Seller from (x) utilizing customary hedging strategies that may involve the pledge of Common Stock as collateral until such time as the Common Stock are ultimately disposed on or after expiration of the Lock-Up Period or (y) being named as a selling shareholder in a registration statement contemplated by the Registration Rights Agreement or any other registration statement filed with respect to the Common Stock in accordance with this Agreement and in compliance with the Securities Act. Nothing in this Section 9.18 shall prohibit or limit the ability of any Seller to effect any transfer of Common Stock (a) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Common Stock or (b) pursuant to an order of a court or regulatory agency. The Lock-Up Securities shall secure each Seller’s obligations under this Agreement, including each Seller’s post-Closing indemnity obligations under Section 14.2 and each Seller’s obligations under Section 3.5. If a Seller is required to satisfy any of its post-Closing obligations, such Seller may (but is not required) to sell a requisite portion of the Lock-Up Securities (but no more than the requisite portion of the Lock-Up Securities) and use the cash proceeds of such sale to satisfy such Seller’s post-Closing obligation, in which case the restrictions on the sale of such requisite portion of the Lock-Up Securities set forth in this Section 9.18 shall be waived for such portion of the Lock-Up Securities.

9.21 Sales Pursuant to Rule 144. Subject to Section 9.18, Purchaser covenants that it will take such action as a Seller and any owner thereof may reasonably request, all to the extent required from time to time to enable such Seller to sell the Common Stock held by such Seller or its owners without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC), including, without limitation, at the sole expense of Purchaser, (a) issuing such directions to any transfer agent, registrar or depositary, as applicable, (b) delivering such opinions to the transfer agent, registrar or depositary as are customary for the transaction of this type and are reasonably requested by the same, and (c) taking or causing to be taken such other actions as are reasonably necessary (in each case on a timely basis) in order to cause any legends, notations or similar designations restricting transferability of the Common Stock held by a Seller to be removed and to rescind any transfer restrictions with respect to such Common Stock, subject to applicable Law and customary procedures of the Purchaser and its transfer agent. Upon the request of a Seller, Purchaser shall deliver to such Seller or its owners, as applicable, a written certification of a duly authorized officer as to whether it has complied with such requirements.

9.22 Other PSAs. Purchaser acknowledges that as of the Execution Date it is executing and delivering the Other PSAs, and agrees that each Seller may review all due diligence of Purchaser and the Other PSA Sellers in connection with the Other PSAs. From and after the Execution Date until the Closing, except as expressly consented to in writing by each Seller (which consent may be withheld in a Seller’s sole and absolute discretion), Purchaser shall not (a) amend, supplement, or otherwise modify either of the Other PSAs, (b) waive, under either of the Other PSAs, any condition to closing set forth in Section 10.3 thereof, or (c) waive, release, surrender, or otherwise amend any material right or claim of Purchaser under or related to either of the Other PSAs. Purchaser agrees to promptly provide to Sellers copies, but in any event not later than five (5) days after Purchaser’s or any of its Entity Representative’s receipt from any Other PSA Seller, of any new Schedule or any correction, supplement, or amendment to an existing Schedule under the Other PSAs (as applicable).

9.23 Closing Conditions. From and after the Execution Date until the Closing, each Party shall use commercially reasonable efforts to take or cause such actions as are necessary to expeditiously, on the terms and conditions of this Agreement, satisfy the closing conditions set forth in Article X and to consummate the transactions contemplated herein as soon as reasonably possible. From and after the date of this Agreement until the Closing, Purchaser shall use commercially reasonable efforts to take or cause such actions as are necessary to expeditiously, on the terms and conditions of either of the Other PSAs, as applicable, satisfy the closing conditions set forth in Article X of such Other PSA, as applicable, and to consummate the transactions contemplated therein as soon as reasonably possible. Without a Seller’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned, Purchaser shall not approve or enter into any amendment or modification to, or grant any waiver under, either of the Other PSAs.

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9.24 Remedial Action. From and after the Execution Date, Sellers shall propose to Purchaser a plan of Remedial Action for the Acquired Assets located in Stephens County, Oklahoma. Purchaser shall promptly consider such plan of Remedial Action and if Purchaser agrees to such plan of Remedial Action, Sellers shall use their commercially reasonable efforts to complete such Remedial Action prior to Closing. If Purchaser rejects such plan of Remedial Action, the Parties shall work in good faith to agree on another plan of Remedial Action. If Purchaser has not agreed to a plan of Remedial Action or Sellers have not completed such Remedial Action by Closing, the Acquired Assets located in Stephens County, Oklahoma shall be removed from the Contemplated Transactions, such Acquired Assets shall be considered Excluded Assets for purposes of this Agreement and no adjustment to the Purchase Price shall be effectuated as a result of the removal of such Acquired Assets from the Contemplated Transactions.

Article X
CONDITIONS TO CLOSING

10.1 Mutual Conditions to Closing. The obligations of each Party to consummate the transactions provided for herein are subject, at the option of such Party, to the satisfaction on or prior to Closing of each of the following conditions (each of which may be waived by such Party (on its behalf) in its sole discretion):

(a) Changes in Laws; Orders. No Governmental Authority shall have enacted, issued, promulgated, or deemed applicable any Law, and no preliminary or permanent injunction or other Order will have been issued (and remain in force) by any Governmental Authority, in each case, that has the effect of permanently enjoining, making illegal, or otherwise prohibiting or preventing the consummation of the Contemplated Transactions, and no Governmental Authority shall have threatened in writing to enact, issue, promulgate, make applicable, grant, or issue any such Law or Order.

(b) Legal Proceedings. No Proceeding brought by any Third Party shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin, or declare illegal, or (ii) seeking substantial damages in connection with, the transactions contemplated by this Agreement.

10.2 Sellers’ Conditions to Closing. The obligations of Sellers to consummate the transactions provided for herein are subject, at the option of Sellers, to the satisfaction on or prior to Closing of each of the following conditions (each of which may be waived by Sellers in their sole discretion):

(a) Representations and Warranties. Each of the representations and warranties of Purchaser contained herein (i) that are qualified by the term “material” or contain terms such as “material adverse change”, “material adverse effect”, or other terms or dollar amounts of similar import or effect (whether or not capitalized) shall be true and correct as of the Closing Date as though such representations and warranties were made at such time (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), and (ii) that are not so qualified shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such time (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date); provided, however, in the event of a breach of or inaccuracy in the representations and warranties of Purchaser set forth in this Agreement, the condition set forth in this Section 10.2(a) shall be deemed satisfied unless the effect of all breaches of or inaccuracies in Purchaser’s representations and warranties (excluding any breaches or inaccuracies resulting from matters disclosed to Sellers as of the Execution Date) taken together results in a Material Adverse Effect.

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(b) Performance. Purchaser will have performed or complied, in all material respects, with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Purchaser is required prior to or on the Closing Date (including, without limitation, Purchaser’s obligations, agreements and covenants set forth in Section 2.4).

(c) Closing Deliverables. Purchaser shall be ready, willing, and able to deliver to Sellers at the Closing the documents and items required to be delivered by Purchaser under Section 11.2.

(d) Shareholder Approval. The holders of the outstanding shares of Common Stock shall have approved the issuance of Common Stock to Sellers, and the Other PSA Sellers, as contemplated under the terms of this Agreement, and the Other PSAs and the “change of control” (as defined in the rules and regulations of the NASDAQ) resulting from such issuances, as required to satisfy the rules and regulations of the NASDAQ and applicable Law (the “Shareholder Approval”).

(e) NASDAQ Approval. The Additional Listing Application shall have been approved by the NASDAQ (“Additional Listing Approval”). Purchaser shall be current in all its filing obligations with the SEC and NASDAQ and no commitment letters, orders or suspensions from the SEC or NASDAQ shall be outstanding prior to or on the Closing Date and if required by NASDAQ, the Common Stock shall have been approved for initial listing on NASDAQ following the Closing.

(f) Other PSAs. The closing of the transactions under the Other PSAs shall be occurring simultaneously with Closing.

(g) Schedule Amendments. None of the Other PSA Sellers have, under the Other PSAs or otherwise, added any new, or corrected, supplemented, or amended any existing schedule to its representations and warranties under such other purchase agreement in respect of any matters that might reasonably be expected to have a material adverse effect on the ownership, operation, or value of the “Acquired Assets” under such other purchase agreement or on the “Assumed Liabilities” to be assumed by Purchaser thereunder.

(h) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Purchaser, the Existing Purchaser Assets, any of the assets subject to the Other PSAs, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to Purchaser or the Existing Purchaser Assets.

10.3 Purchaser’s Conditions to Closing. The obligations of Purchaser to consummate the transactions provided for herein are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions (each of which may be waived by Purchaser in its sole discretion):

(a) Representations and Warranties. Each of the representations and warranties of Sellers contained herein (i) that are qualified by the term “material” or contain terms such as “material adverse change”, “material adverse effect”, or other terms or dollar amounts of similar import or effect (whether or not capitalized) shall be true and correct as of the Closing Date as though such representations and warranties were made at such time (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), and (ii) that are not so qualified shall be true and correct in all material respects as of the Closing Date as though such representations and warranties were made at such time (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date); provided, however, in the event of a breach of or inaccuracy in the representations and warranties of a Seller set forth in this Agreement, the condition set forth in this Section 10.3(a) shall be deemed satisfied unless the effect of all breaches of or inaccuracies in such Seller’s representations and warranties (excluding any breaches or inaccuracies resulting from matters disclosed in the Data Room as of the Execution Date) taken together results in a Material Adverse Effect.

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(b) Performance. Sellers will have performed or complied, in all material respects, with all obligations, agreements, and covenants contained in this Agreement as to which performance or compliance by Sellers is required prior to or on the Closing Date.

(c) Closing Deliverables. Sellers shall be ready, willing, and able to deliver to Purchaser at the Closing the documents and items required to be delivered by Sellers under Section 11.2.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Sellers or the Acquired Assets nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect with respect to Sellers or the Acquired Assets.

Article XI
CLOSING

11.1 Date of Closing. Subject to the conditions set forth in this Agreement, the purchase and sale of the Acquired Assets pursuant to this Agreement (the “Closing”) shall be conducted electronically (by fax, email, or other electronic means) to the extent reasonably possible, but if necessary shall be held at the offices of Porter Hedges, LLP, counsel to Sellers, located at 1000 Main Street, Suite 3600, Houston, Texas 77002, or at such other location as the Parties mutually agree in writing, at 10:00 a.m. Houston, Texas time on the later of (a) December 15, 2021 the “Target Closing Date”) or (b) if any of the conditions to Closing in Article X have not been satisfied or waived by the Target Closing Date, and neither Party has terminated this Agreement pursuant to Section 12.1, then the date five (5) Business Days after such conditions to Closing have been satisfied or waived. The date Closing actually occurs shall be the “Closing Date”.

11.2 Closing Obligations. At Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Assignment. Sellers and Purchaser shall duly execute, acknowledge, and deliver the Assignment in sufficient counterparts to facilitate recording in the applicable counties where the Acquired Assets are located.

(b) Additional Assignments and Assumptions; Official Forms. Sellers and Purchaser shall duly execute, acknowledge, and deliver such other assignments, assumptions, bills of sale, or deeds necessary to transfer the Acquired Assets to Purchaser and for Purchaser to assume the Assumed Liabilities, including any conveyances on official forms of relevant Governmental Authorities and related documentation necessary to transfer the Acquired Assets to Purchaser, and for Purchaser to assume the Assumed Liabilities in accordance with this Agreement and the requirements of Law.

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(c) Preliminary Settlement Statement. Sellers and Purchaser shall duly execute and deliver the Preliminary Settlement Statement.

(d) Purchase Price.

(i) Subject to Section 3.4(c), Purchaser shall deliver the Closing Payment to each Seller in accordance with Schedule 3.4 as provided in Section 3.4(b).

(ii) Purchaser shall deliver to Sellers the Share Consideration, by delivering evidence in form and substance reasonably satisfactory to Sellers that Purchaser has instructed its transfer agent (and delivered any opinions of counsel reasonably requested by the transfer agent) to credit the Common Stock making up the Share Consideration to book-entry accounts maintained by the transfer agent in the name of each Seller (or any of its Affiliates designated in writing by a Seller) in accordance with Schedule 3.4, and bearing customary legends noting that such securities constitute restricted securities under the Securities Act.

(e) Deposit. Subject to Section 3.4(c), Purchaser and Sellers shall cause the Deposit to be released to Sellers as provided in Section 3.4(b).

(f) Letters in Lieu. On forms supplied by Sellers and reasonably acceptable to Purchaser, Sellers and Purchaser shall duly execute and deliver letters in lieu of transfer orders directing all purchasers of production to make payment to Purchaser of the proceeds attributable to production from the Acquired Properties from and after the Effective Time.

(g) Releases. Sellers shall deliver to Purchaser required releases (in recordable form if necessary) of any mortgage, deed of trust, loan agreement or security agreement securing Indebtedness created by Seller that encumbers the Acquired Assets.

(h) Change of Operator Forms. Sellers or their appointees and Purchaser shall duly execute federal and state change of operator forms with respect to those Acquired Assets of Seller that will be operated by Purchaser after the Closing.

(i) Closing Certificates. Purchaser shall deliver to Sellers a certificate duly executed by an officer of Purchaser substantially in the form of Exhibit D as to the satisfaction of the closing conditions set forth in Section 10.2(a) and 10.2(b), and each Seller shall deliver to Purchaser a certificate duly executed by an officer of such Seller substantially in the form of Exhibit D as to the satisfaction of the closing conditions set forth in Section 10.3(a) and 10.3(b).

(j) Non-Foreign Affidavit. Each Seller shall deliver to Purchaser an affidavit of non-foreign status substantially in the form of Exhibit E.

(k) Transition Services Agreement. Purchaser and Banner shall duly execute and deliver a Transition Services Agreement substantially in the form of Exhibit F (the “Transition Services Agreement”).

(l) Registration Rights Agreement. Purchaser and Sellers shall duly execute and deliver a Registration Rights Agreement substantially in the form of Exhibit G (the “Registration Rights Agreement”).

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(m) Nominating and Voting Agreement. Purchaser, Seller and the Other PSA Sellers shall duly execute and deliver a Nominating and Voting Agreement substantially in the form of Exhibit H (the “Voting Agreement”).

(n) Contribution Agreement. Purchaser, Seller, Banner and Synergy shall duly execute and deliver the Contribution Agreement substantially in the form of Exhibit I (the “Contribution Agreement”).

(o) Board of Directors and Officers. Purchaser shall deliver minutes of the Board of Directors of the Purchaser approving, effective at Closing, (i) the increase in the size of the Company’s Board of Directors to seven and the appointment of two (2) individuals (one appointed by Sellers and one appointed by Lubbock), as well as Duane H. King to the Board of Directors of the Company; and (ii) the appointment of John Weinzierl as Executive Chairman; Ryan L. Smith as Chief Executive Officer and Chief Financial Officer; and Don Kessel as Chief Operating Officer.

(p) Seller Resolutions. Each Seller shall deliver to Purchaser resolutions of such Seller’s board of directors and/or managers and members and/or owners, approving the transactions contemplated herein and such Seller’s entry into this Agreement.

(q) Payoff Acknowledgements. Sellers shall deliver to Purchaser evidence of Sellers’ payoff of the loans to Banner, Woodford and Llano, in each case advanced by the Small Business Administration, pursuant to the Economic Injury Disaster Loan Program of the CARES Act.

(r) Debt and Hedge Assumption. Purchaser shall deliver to Sellers such documents or instruments as Sellers may reasonably request evidencing Purchaser’s satisfaction of its obligations under Section 2.4.

(s) Other Deliveries. Sellers and Purchaser shall execute and deliver any other agreements, instruments, and documents which are required by other terms of this Agreement to be executed and/or delivered at or by Closing.

11.3 Records. In addition to the obligations set forth under Section 11.2 above, no later than sixty (60) days following the Closing Date, Sellers shall make the Acquired Records (in the format currently maintained by each such Seller) available to Purchaser for pickup from such Seller’s offices during normal business hours. Each Seller may retain copies of the Acquired Records.

11.4 Risk of Loss. As of the consummation of the Closing, beneficial ownership and the risk of loss of the Acquired Assets will pass from Sellers to Purchaser effective from and after the Effective Time.

Article XII
TERMINATION

12.1 Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to Closing:

(a) by the mutual written agreement of the Parties;

(b) by a Seller, if Purchaser fails to pay the Deposit as required by Section 3.2, in which case such termination shall be as to all Sellers;

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(c) by a Seller, (1) if Purchaser has materially breached this Agreement and such breach causes any of the conditions to Closing set forth in Section 10.2 not to be satisfied (or, if prior to Closing, is of such a magnitude or effect that it will not be possible for such condition to be satisfied), in which case such termination shall be as to all Sellers; provided, however, in the case of a breach that is capable of being cured, other than and excluding any Willful Breach by Purchaser, Purchaser shall have until the date that is thirty (30) days following receipt of notice thereof to cure such breach, and termination under this Section 12.1(c) shall not become effective unless Purchaser fails to cure such breach prior to the end of such period; or (2) in connection with a Disclosure Schedule Termination (as described in Section 9.15);

(d) by Purchaser, (i) (1) if a Seller has materially breached this Agreement and such breach causes any of the conditions to Closing set forth in Section 10.3 not to be satisfied (or, if prior to Closing, is of such a magnitude or effect that it will not be possible for such condition to be satisfied); provided, however, in the case of a breach that is capable of being cured, other than and excluding any Willful Breach by a Seller, Sellers shall have until the date that is thirty (30) days following receipt of notice thereof to cure such breach, and termination under this Section 12.1(d) shall not become effective unless Sellers fail to cure such breach prior to the end of such period or (2) if (A) the Aggregate Preferential Right Amount associated with the Acquired Assets plus (B) the Aggregate Preferential Right Amount (as defined in either or both of the Other PSAs) applicable to the Other PSAs, exceeds 10% of the collective aggregate Purchase Price under this Agreement and the Other PSAs; or (ii) in connection with a Disclosure Schedule Termination (as described in Section 9.15);

(e) by either Party, if the Closing has not occurred on or before February 28, 2022 (the “Outside Date”); or

(f) by a Seller if: (i) an Adverse Recommendation Change shall have occurred; (ii) Purchaser shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 9.16; (iii) Shareholder Approval or the Additional Listing Approval has not been obtained by February 28, 2022; or (iv) any of the Other PSAs terminates prior to Closing, in which, in each such case, such termination shall be as to all Sellers.

provided, however, neither Sellers nor Purchaser shall have the right to terminate this Agreement pursuant to Section 12.1(c), Section 12.1(d) , or Section 12.1(e) if such Party is at such time in material breach of any of its representations, warranties, covenants, or agreements contained in this Agreement.

12.2 Effect of Termination. In the event of termination, written notice thereof will be given to the other Party specifying the provision pursuant to which such termination is made. If this Agreement is terminated pursuant to any provision of Section 12.1, then, except as provided in this Section 12.2 and except for the provisions of Article I, Section 4.1, Section 9.11, Section 12.3, Section 14.12, and Article XV (other than Sections 15.2(b), 15.16, 15.17, 15.18 and 15.19), this Agreement shall forthwith become void and of no further force or effect and the Parties shall have no liability or obligation hereunder and Sellers shall thereafter be free to market, negotiate with and sell the Acquired Assets to any Third Party.

(a) Purchaser Breach; Sellers Remedies.

(i) If Sellers are entitled to terminate this Agreement pursuant to Section 12.1(b), then Sellers may terminate this Agreement and pursue any other Claim, right, or remedy against Purchaser available at Law or in equity, including a claim for damages;

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(ii) If Sellers are entitled to terminate this Agreement pursuant to Section 12.1(c) or Section 12.1(f) and each of the conditions contained in Section 10.3 has been either fulfilled in all material respects or waived in writing (other than conditions the fulfillment of which is expressly provided to occur at the Closing), then Sellers shall have the right, as their sole and exclusive remedy and in lieu of all other damages, to terminate this Agreement pursuant to Section 12.1(c) or Section 12.1(f) and, in connection therewith, (1) receive the Deposit as liquidated damages (and not as a penalty) free and clear of any claims thereon by Purchaser and (2) be entitled to reimbursement from Purchaser of all of Sellers’ reasonable out-of-pocket Expenses incurred in connection with the Contemplated Transaction, (subsection (1) and (2) collectively in lieu of all other damages).

(iii) The Parties acknowledge that the extent of damages to Sellers occasioned by such default, failure, inability, or refusal by Purchaser would be impossible or extremely impractical to ascertain and that the amount of the Deposit is a fair and reasonable estimate of such damages under the circumstances.

(iv) If Sellers are entitled to the Deposit pursuant to this Section 12.2(a), then the Parties shall, within five (5) Business Days of the date that this Agreement is terminated, execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to disburse via wire transfer of immediately available funds the entirety of the Deposit to Sellers free and clear of any claims thereon by Purchaser.

(b) Sellers Breach; Purchaser Remedies. If Purchaser is entitled to terminate this Agreement pursuant to Section 12.1(d), and each of the conditions contained in Section 10.2 has been either fulfilled in all material respects or waived in writing (other than conditions the fulfillment of which is expressly provided to occur at the Closing), then Purchaser shall have the right, as its sole and exclusive remedy and in lieu of all other damages, to terminate this Agreement pursuant to Section 12.1(d) and, in conjunction therewith, receive a return of the Deposit. If Purchaser is entitled to the return of the Deposit pursuant to this Section 12.2(b) then the Parties shall, within five (5) Business Days of the date that this Agreement is terminated, execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to disburse via wire transfer of immediately available funds the entirety of the Deposit to Purchaser free and clear of any claims thereon by Sellers.

(c) Termination for other Reasons. If this Agreement is terminated for any reason other than as set forth in Section 12.2(a) or Section 12.2(b), then the Parties shall have no liability or obligation hereunder as a result of such termination, and the Parties shall, within five (5) Business Days of the date that this Agreement is terminated, execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to disburse via wire transfer of immediately available funds the entirety of the Deposit to Purchaser free and clear of any claims thereon by Sellers.

12.3 Return of Documentation and Confidentiality. In addition to any obligations under the Confidentiality Agreement, upon termination of this Agreement, Purchaser shall promptly return or destroy (and provide written certification of such destruction) to Sellers all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps, documents, and other information furnished by any Indemnified Seller Party to any Indemnified Purchaser Party or prepared by or on behalf of Purchaser in connection with its due diligence investigation of the Acquired Assets and the Indemnified Purchaser Parties shall not retain any copies, extracts, or other reproductions in whole or in part of such documents and information, except to the extent such information is included in emails of Purchaser and its representatives, which shall not be required to be deleted, but which shall remain subject to the confidentiality obligations of the Confidentiality Agreement. An officer of Purchaser shall certify, on behalf of Purchaser (and not in his or her individual capacity), Purchaser’s compliance with this Section 12.3 to Seller in writing.

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Article XIII
TAX MATTERS

13.1 Apportionment.

(a) Straddle Period. All Property and Production Taxes attributable to the ownership or operation of the Acquired Assets for any taxable period that begins prior to and ends on or after the Effective Time (a “Straddle Period”) shall be reflected as a Base Purchase Price adjustment under Section 3.3, and apportioned between Purchaser and Sellers as of the Effective Time, in the case of Property Taxes, based on the number of days in the Straddle Period that occurred before the Effective Time (in the case of Sellers) and on or after the Effective Time (in the case of Purchaser), and in the case of Production Taxes, based on the Production Taxes that relate to (i) actual production, expressed in volume or units, attributable to the days in the Straddle Period that occurred before the Effective Time (in the case of Sellers) and (ii) actual production, expressed in volume or units, attributable to the days in the Straddle Period that occur on or after the Effective Time (in the case of Purchaser).

(b) Liability of Parties. At the Closing, subject to Section 13.1(a), (i) Purchaser shall assume all Liability for Property and Production Taxes attributable to the ownership or operation of the Acquired Assets with respect to all taxable periods that begin on or after the Effective Time, and (ii) Sellers shall retain all Liability for Property and Production Taxes attributable to Sellers’ ownership or operation of the Acquired Assets with respect to all taxable periods ending prior to the Effective Time.

(c) Rights of Parties. Purchaser shall have the right to all deductions, credits, and refunds pertaining to Property and Production Taxes allocated to Purchaser under this Section 13.1 and Sellers shall have the right to all deductions, credits and refunds pertaining to Property and Production Taxes allocated to Sellers under this Section 13.1. All deductions, credits, and refunds pertaining to Property and Production Taxes attributable to the ownership or operation of the Acquired Assets with respect to a Straddle Period shall be reflected as a Base Purchase Price adjustment under Section 3.3, and apportioned between Purchaser and Sellers as of the Effective Time, in the case of deductions, credits, and refunds as to Property Taxes, based on the number of days in the Straddle Period that occurred before the Effective Time (in the case of Sellers) and on or after the Effective Time (in the case of Purchaser), and in the case of deductions, credits, and refunds as to Production Taxes, based on the Production Taxes that relate to (i) actual production, expressed in volume or units, attributable to the days in the Straddle Period that occurred before the Effective Time (in the case of Sellers) and (ii) actual production, expressed in volume or units, attributable to the days in the Straddle Period that occur on or after the Effective Time (in the case of Purchaser).

13.2 Tax Reports and Returns. Except as otherwise provided in Section 13.1, Purchaser shall timely file all Tax Returns with respect to Property and Production Taxes and pay all Property and Production Taxes with respect to such Tax Returns for any the Straddle Period (to the extent such Tax Returns are required to be filed after Closing) and all Tax periods that begin on or after the Effective Time. Sellers shall promptly forward to Purchaser any reports or documents received by Sellers after the Closing that relate to the Straddle Period, and provide any information in Sellers’ possession or control that relate to the Straddle Period that is necessary for Purchaser to file any Tax Returns relating to Property and Production Taxes with respect to the Straddle Period in accordance with this Section 13.2.

13.3 Transfer Taxes. The Purchase Price excludes, and Purchaser shall be liable for the entire amount of any sales, use, excise, stock, stamp, documentary, filing, recording, registration, authorization, and similar Taxes, fees, transfer fees, and charges incurred or required to be paid by any of the Indemnified Parties in connection with the Contemplated Transactions. If required by applicable Law, Sellers will charge and collect any applicable sales Tax unless Purchaser provides a valid exemption or direct pay certificate. Purchaser and Sellers shall cooperate with one another in the preparation of any necessary Tax Returns and other related documentation with respect to such Transfer Taxes (including any exemption certificates and forms as each may request to establish an exemption from (or otherwise reduce) or make a report with respect to Transfer Taxes).

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13.4 Tax Proceedings. To the extent Purchaser receives any notice of any audit or other proceeding with respect to any Property Taxes or Production Taxes for any period or portion thereof ending prior to the Effective Time, Purchaser shall promptly provide written notice of same to Sellers (which notice shall include a copy of any written correspondence received from the applicable Governmental Authority), and Sellers shall have the right to control such audit or other proceeding, but (i) Purchaser shall, as its own cost and expense, have the right to participate in such audit or other proceeding, and (ii) Sellers shall not settle or compromise such proceeding without Purchaser’s express written consent, not to be unreasonably withheld, conditioned or delayed.

13.5 Amendments. Purchaser shall not amend any Tax Return relating to Property Taxes or Production Taxes with respect to the Acquired Assets for any period or potion thereof ending prior to the Effective Time without the express written consent of Sellers, not to be unreasonably withheld, conditioned or delayed.

13.6 Cooperation. Until the expiration of the statute of limitations for all periods that include the Closing Date or the Effective Time, Sellers and Purchaser shall cooperate reasonably and in good faith with respect to Tax matters arising out this Agreement, including in connection with the filing of any Tax Returns described in this Article XIII and any Tax audits or other proceedings as described in Section 13.4.

13.7 Form 8594. Sellers and Purchaser shall cooperate in the preparation of Internal Revenue Service Form 8594, pursuant to Treasury Regulation Section 1.1060-1, to report the allocation of the Purchase Price among the Acquired Assets. To the extent required by Code Section 1060 and any Treasury Regulations promulgated thereunder, any such allocations shall be consistent with the Purchase Price allocation as set forth in Exhibit A-3. Except as required by Law, none of the Parties (or their applicable Affiliates) shall take any position on its Tax returns that is inconsistent with the allocation of the Purchase Price (plus other capitalized costs) as so agreed or as adjusted.

13.8 Agreed Tax Treatment. The Parties, pursuant to the express terms and conditions of the Contribution Agreement, (i) acknowledge and agree that the conveyance of the Acquired Assets to Purchaser in exchange for the Share Consideration (as ultimately determined hereunder), along with the assets to be simultaneously acquired pursuant to the Other PSAs, are anticipated to constitute in full one or more transactions described in Section 351(a) of the Code, with the receipt of the Cash Consideration (as adjusted and ultimately determined hereunder) by the Sellers to be a receipt of money described in Section 351(b) of the Code, and the Parties shall report consistently therewith for federal income tax purposes and all other relevant Tax purposes, and (ii) represent and warrant to one another that they are aware of no facts or circumstances inconsistent with the agreed federal income tax treatment described in clause (i). Without limiting the foregoing, Purchaser represents and warrants to Sellers that, (i) immediately after the conveyance of the Acquired Assets to Purchaser in exchange for the Share Consideration and Cash Consideration (as adjusted and ultimately determined hereunder), and the conveyance of assets pursuant to the Other PSAs, Seller and each of the Other PSA Sellers will be in control of Purchaser, within the meaning of Section 351(a) of the Code, and (ii) Purchaser has no prearranged plan to transfer or otherwise dispose of the Acquired Assets after their acquisition from Sellers hereunder or dispose of the assets acquired from the Other PSA Sellers.

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Article XIV
ASSUMPTION; INDEMNIFICATION; SURVIVAL

14.1 Assumption by Purchaser. Without limiting Purchaser’s rights to indemnity under Section 14.2, effective from and after Closing, Purchaser assumes and hereby agrees to fulfill, perform, pay, and discharge (or cause to be fulfilled, performed, paid, and discharged) all Assumed Liabilities.

14.2 Indemnities of Sellers. Effective as of Closing, subject to the limitations set forth in this Article XIV, each Seller, severally and not jointly, shall be responsible for, shall pay on a current basis, and shall defend, indemnify, release, and hold harmless, to the extent of such Seller’s Proportionate Share, the Indemnified Purchaser Parties for, from, and against any and all Losses incurred, suffered, or paid by, or asserted against, or resulting to any of the Indemnified Purchaser Parties and which result from, arise out of or in connection with, are based upon or related to, or exist by reason of:

(a) any breach by such Seller of any of its representations or warranties contained in Article VII, Section 13.8 or in the certificate delivered by such Seller pursuant to Section 11.2(i);

(b) any breach by such Seller of any of its covenants or agreements contained in this Agreement and any liability incurred by any Purchaser Indemnified Party as a result of the inaccuracy of any Seller Proxy Provided Information;

(c) any of the Excluded Liabilities; or

(d) Property and Production Taxes for which such Seller is responsible under Section 13.1 (but excluding such Taxes to the extent they reduced the Purchase Price as adjusted and ultimately determined hereunder);

14.3 Indemnities of Purchaser. Effective as of Closing, subject to the limitations set forth in this Article XIV, Purchaser shall be responsible for, shall pay on a current basis, and shall defend, indemnify, release, and hold harmless the Indemnified Seller Parties for, from, and against any and all Losses incurred, suffered, or paid by, or asserted against, or resulting to any of the Indemnified Seller Parties and which result from, arise out of or in connection with, are based upon or related to, or exist by reason of:

(a) any breach by Purchaser of any of its representations or warranties contained in Article VIII, Section 13.8 or in the certificate delivered by Purchaser pursuant to Section 11.2(i);

(b) any breach by Purchaser of any of its covenants or agreements contained in this Agreement;

(c) Property and Production Taxes for which Purchaser is responsible under Section 13.1 (but excluding such Taxes to the extent they reduced the Purchase Price as adjusted and ultimately determined hereunder);

(d) any of the Assumed Liabilities, except solely to the extent, if any, that (and with this exception limited to such amounts and period as) a Seller is required under Section 14.2 (subject to the limitations set forth in this Article XIV) to indemnify any Indemnified Purchaser Party for the same Loss; or

(e) any other matter from or against which Purchaser has agreed to defend or indemnify the Indemnified Seller Parties under this Agreement.

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14.4 No Third-Party Claims. Any claim for indemnity under this Agreement by any current or former Indemnified Purchaser Party or Indemnified Seller Party must be brought and administered by the applicable Party to this Agreement. No Indemnified Party other than Sellers and Purchaser shall have any rights against either Purchaser or Sellers under the terms of this Agreement except as may be exercised on its behalf by Sellers or Purchaser, as applicable, pursuant to this Section 14.4. Sellers and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the Indemnified Parties affiliated or associated with such Party in its sole discretion and shall have no liability hereunder to any such other Indemnified Party for any action or inaction under this Section 14.4.

14.5 Limitation on Liability.

(a) Notwithstanding anything to the contrary contained in this Agreement, no Seller shall have any liability for any indemnification under Sections 14.2(a) and 14.2(b) for any individual Loss (e.g., per event or circumstance) unless the amount of such Loss exceeds an amount equal to two hundred fifty thousand ($250,000) U.S. Dollars (the “Indemnification Threshold”), provided that (i) adjustments to the Base Purchase Price under Section 3.5 (and any payments in respect thereof), (ii) Sellers’ indemnity obligations under Section 14.2(a) solely with respect to the breach of any Fundamental Representation or any representation or warranty contained in Section 7.6 or Section 13.8, and (iii) Sellers’ indemnity obligations under Sections 14.2(c) and 14.2(d), in each case, shall not be limited by this Section 14.5(a). Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall not have any liability for any indemnification under Sections 14.3(a) and 14.3(b) for any individual Loss (e.g., per event or circumstance) unless the amount of such Loss exceeds the Indemnification Threshold, provided that (i) adjustments to the Base Purchase Price under Section 3.5 (and any payments in respect thereof), (ii) Purchaser’s indemnity obligations under Section 14.3(a) solely with respect to the breach of any Fundamental Representation or any representation or warranty contained in Section 8.11 or Section 13.8, and (iii) Purchaser’s indemnity obligations under Sections 14.3(c), 14.3(d) and 14.3(e), in each case, shall not be limited by this Section 14.5(a).

(b) Notwithstanding anything to the contrary contained in this Agreement, and without limiting the foregoing in this Section 14.5, no Seller shall have any liability for any indemnification under Sections 14.2(a) and 14.2(b) until and unless the aggregate amount of all Losses under Sections 14.2(a) and 14.2(b) for which Claim Notices are timely delivered by Purchaser exceeds an amount equal to five percent (5%) of such Seller’s Proportionate Share of the Base Purchase Price (the “Indemnification Deductible”), and then only to the extent all such Losses exceed the Indemnification Deductible, provided that (i) adjustments to the Base Purchase Price under Section 3.5 (and any payments in respect thereof), (ii) Sellers’ indemnity obligations under Section 14.2(a) solely with respect to the breach of any Fundamental Representation or any representation or warranty contained in Section 7.6 or Section 13.8, and (iii) Sellers’ indemnity obligations under Sections 14.2(c) and 14.2(d), in each case, shall not be limited by this Section 14.5(b).

(c) Notwithstanding anything to the contrary contained in this Agreement, and without limiting the foregoing in this Section 14.5, in no event shall a Seller’s aggregate liability under Sections 14.2(a) and 14.2(b) exceed an amount equal to ten percent (10%) of such Seller’s Proportionate Share of the Final Purchase Price, provided that (i) adjustments to the Base Purchase Price under Section 3.5 (and any payments in respect thereof), (ii) Sellers’ indemnity obligations under Section 14.2(a) solely with respect to the breach of any Fundamental Representation or any representation or warranty contained in Section 7.6 or Section 13.8, and (iii) Sellers’ indemnity obligations under Sections 14.2(c) and 14.2(d), in each case, shall not be limited by this Section 14.5(c).

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(d) Notwithstanding anything to the contrary contained in this Agreement, and without limiting the foregoing in this Section 14.5, in no event shall Sellers’ or Purchaser’s aggregate liability under this Agreement (including under Section 14.2 and Section 14.3), the other Transaction Documents, and otherwise in connection with the Contemplated Transactions exceed an amount equal to the Final Purchase Price.

(e) The amount of any Liabilities for which any of the Indemnified Purchaser Parties or Indemnified Seller Parties are entitled to indemnification under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement shall be reduced by any corresponding insurance proceeds actually received by any such indemnified Party under any insurance arrangements.

(f) No Indemnified Purchaser Party or Indemnified Seller Party shall be entitled to indemnification under Article XIV for, from, or against, and Losses shall not include, (i) Non-Compensatory Damages, (ii) any Claim or Loss to the extent waived pursuant to Section 9.14, or (iii) any Claim or Loss with respect to any item for which an adjustment has already been made to the Base Purchase Price, or other recovery has already been obtained, under the terms of this Agreement or any other Transaction Document.

(g) In addition, (1) Seller shall have no liability under, and no Indemnified Purchaser Party shall be entitled to indemnification under, Article XIV for any Claim or Loss (i) that was incurred or arose with the consent of Purchaser or due to any act or omission of Purchaser or any of its Affiliates, or (ii) any Claim or Loss based on or arising from any change in, or in the judicial interpretation of, any applicable Law(s) taking effect after the Execution Date; and (2) Purchaser shall have no liability under, and no Indemnified Seller Party shall be entitled to indemnification under, Article XIV for any Claim or Loss (i) that was incurred or arose with the consent of a Seller or due to any act or omission of a Seller or any of its Affiliates, or (ii) any Claim or Loss based on or arising from any change in, or in the judicial interpretation of, any applicable Law(s) taking effect after the Execution Date.

(h) No Indemnified Purchaser Party or Indemnified Seller Party shall be entitled to indemnification under Article XIV for, from, or against, and Losses shall not include, any Claim or Loss to the extent resulting from or increased by the actions or omissions of any Indemnified Person after the Closing. Each Indemnified Party shall make reasonable efforts to mitigate or minimize all Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses or Claims that are indemnifiable hereunder and, if an Indemnified Party fails to so mitigate any indemnifiable Losses or Claims under the preceding sentence, the Party that would otherwise have an indemnity obligation hereunder with respect to such Losses and Claims shall have no liability for any portion of such Losses and Claims that reasonably could have been avoided or mitigated had the Indemnified Party made such efforts.

(i) No Indemnified Seller Party other than a Seller shall have any liability to any Indemnified Purchaser Party hereunder or under any other agreement delivered by or on behalf of any Indemnified Seller Party in connection with the Contemplated Transactions. No Indemnified Purchaser Party other than Purchaser shall have any liability to any Indemnified Seller Party hereunder or under any other agreement delivered by or on behalf of any Indemnified Purchaser Party in connection with the Contemplated Transactions.

(j) The Parties shall treat, for Tax purposes, any amounts paid under this Article XIV as an adjustment to the Purchase Price.

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14.6 Express Negligence. The defense, indemnification, hold harmless, and release provisions and the assumption of the Assumed Liabilities provisions (in each case) provided for in this Agreement shall be applicable whether or not the Liabilities and Losses in question arose or resulted solely or in part from the gross, sole, joint, active, passive, comparative, or concurrent negligence, strict liability, or other fault or violation of Law of or by any Indemnified Party. With respect to this Agreement, both Parties agree that the provisions set out in this Article XIV comply with the requirement, known as the express negligence rule, to expressly state in a conspicuous manner to afford fair and adequate notice that this Agreement has provisions requiring the Indemnifying Party to be responsible for the negligence (whether gross, sole, joint, active, passive, comparative, or concurrent), strict liability, or other fault or violation of Law of or by the Indemnified Party. Sellers and Purchaser understand that pursuant to this Agreement, each Party is sometimes an Indemnifying Party and sometimes an Indemnified Party. Each Indemnifying Party represents to the Indemnified Party (a) that it, the Indemnifying Party has consulted an attorney concerning this Agreement or, if it has not consulted an attorney, that it was provided the opportunity and had the ability to so consult, but made an informed decision not to do so, and (b) that it, the Indemnifying Party, fully understands its obligations under this Agreement.

14.7 Exclusive Remedy.

(a) Except as specifically set forth in this Agreement, from and after Closing, (1) Section 14.2 (as limited by this Agreement) and the special warranty of Defensible Title contained in the Assignment are Purchaser’s sole and exclusive remedies against any Indemnified Seller Party with respect to the Contemplated Transactions and the sale of the Acquired Assets, including with respect to breaches of Sellers’ representations, warranties, covenants, and agreements contained in this Agreement and all other Claims and Losses arising out of, relating to, or in connection with the Acquired Assets and/or the Assumed Liabilities; and (2) Section 14.3 (as limited by this Agreement) are Sellers’ sole and exclusive remedies against any Indemnified Purchaser Party with respect to the Contemplated Transactions and the sale of the Acquired Assets, including with respect to breaches of Purchaser’s representations, warranties, covenants, and agreements contained in this Agreement and all other Claims and Losses arising out of, relating to, or in connection with the Acquired Assets and/or the Assumed Liabilities.

(b) Except for the remedies specified in Section 14.2 (as limited by this Agreement) and for the special warranty of Defensible Title contained in the Assignment, effective as of Closing, Purchaser, on its own behalf and on behalf of the other Indemnified Purchaser Parties, hereby releases, remises, and forever discharges the Indemnified Seller Parties from any and all Proceedings, Claims, and Losses whatsoever, in Law or in equity, known or unknown, absolute or contingent, which Purchaser or its Affiliates might now or subsequently may have, based on, relating to, or arising out of the Acquired Assets or the ownership, use, or operation of the Acquired Assets prior to Closing, or the condition, quality, status, or nature of any of the Acquired Assets prior to Closing, including rights to contribution under the CERCLA or any other Environmental Law, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common Law rights of contribution, and rights under insurance maintained by Sellers or any of their Affiliates.

(c) No Party or Person is asserting the accuracy, completeness, or truth of any representation and warranty set forth in this Agreement; rather the Parties have agreed that should any representation or warranty of any Party prove inaccurate, incomplete, or untrue, the other Party shall have the specific rights and remedies herein specified as the exclusive remedy therefor, but that no other rights, remedies, or causes of action (whether in Law or in equity or whether in contract or in tort or otherwise) are permitted to any Party hereto as a result of the failure, breach, inaccuracy, incompleteness, or untruth of any such representation and warranty. No Party shall attempt to void the effect of any release set forth in this Agreement made by such Party by later arguing that at the time of the release it did not fully appreciate the extent of any Losses so released.

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14.8 Indemnification Procedures. All claims for indemnification under Section 9.4, Section 9.5, Section 9.16, Section 14.2, and Section 14.3 shall be asserted and resolved as follows:

(a) For purposes of this Article XIV, the term “Indemnifying Party” when used in connection with particular Claims or Losses shall mean the Party having an obligation to indemnify another Person or Persons with respect to such Claims or Losses pursuant to this Article XIV, and the term “Indemnified Party” when used in connection with particular Claims or Losses shall mean the Person or Persons having the right to be indemnified with respect to such Claims or Losses by a Party pursuant to Article XIV.

(b) To make claim for indemnification under Section 9.4, Section 9.5, Section 9.16, Section 14.2, or Section 14.3 an Indemnified Party shall notify the Indemnifying Party of its claim pursuant to this Section 14.8, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim, provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 14.8 shall not relieve the Indemnifying Party of its obligations under Section 9.4, Section 9.5, Section 9.16, Section 14.2, or Section 14.3 (as applicable) except to the extent (and then only to the extent) such failure materially prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its Liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party, provided that the Indemnifying Party’s failure to respond during such thirty (30) day period shall be deemed notice that the Indemnifying Party is disputing its Liability. The Indemnified Party is authorized, prior to and during such thirty (30) day period, to file any motion, answer, or other pleading that it shall reasonably deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, then it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. Subject to the remaining provisions of this Section 14.8(d), the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof unless the compromise or settlement includes the payment of any amount by (because of the Indemnification Deductible or otherwise), the performance of any obligation by, or the limitation of any material right or benefit of, the Indemnified Party, in which event such settlement or compromise shall not be effective without the consent of the Indemnified Party, which shall not be unreasonably withheld or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate in contesting any Third Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may (at its own expense and with its own counsel) participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 14.8(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third Party Claim or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

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(e) If the Indemnifying Party does not admit its Liability (which it will be deemed to be disputing if it fails to respond) or admits its Liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party (if it is ultimately determined that the Indemnified Party is entitled to indemnification under this Agreement), with counsel of the Indemnified Party’s choosing (though the Indemnifying Party will still have the right to participate in, but not control, the defense of such Third-Party Claim at its own expense and with its own counsel), subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its obligation to defend and indemnify the Indemnified Party against a Third Party Claim, then the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its Liability to indemnify the Indemnified Party from and against the applicable Claims or Losses and consent to such settlement, (ii) if Liability is so admitted, reject, in its reasonable judgment, the proposed settlement, or (iii) deny Liability. Any failure by the Indemnifying Party to respond to such notice shall be deemed to be an election under subsection (iii) above.

(f) In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Loss or Claim complained of, (ii) admit its liability for such Loss or Claim, or (iii) dispute the claim for such Loss or Claim. If the Indemnifying Party does not notify the Indemnified Party within such thirty (30) day period that it has cured the Loss or Claim or that it disputes the claim for such Loss or and Claim, then the Indemnifying Party shall be deemed to be disputing the claim for such Loss or Claim.

14.9 Survival.

(a) The representations and warranties of Seller contained in Article VII (other than the Fundamental Representations and the representations and warranties contained in Section 7.6 and Section 13.8) and the reaffirmation of such representations and warranties contained in the certificate delivered at Closing by Seller pursuant to Section 11.2(i) shall, in each case, survive the Closing and expire and terminate at 5:00 p.m. Houston, Texas time on the date that is six (6) months after the Closing Date.

(b) The representations and warranties of Purchaser contained in Article VIII (other than the Fundamental Representations and the representations and warranties contained in Section 8.11 and Section 13.8) and the reaffirmation of such representations and warranties contained in the certificate delivered at Closing by Purchaser pursuant to Section 11.2(i) shall, in each case, survive the Closing and expire and terminate at 5:00 p.m. Houston, Texas time on the date that is six (6) months after the Closing Date.

(c) The Fundamental Representations and the reaffirmation of such representations and warranties contained in the certificate delivered at Closing by Sellers and Purchaser pursuant to Section 11.2(i) shall, in each case, survive the Closing and expire and terminate at 5:00 p.m. Houston, Texas time on the date on which the applicable statute of limitations has expired.

(d) The representations and warranties of Sellers and Purchaser contained in Section 7.6, Section 8.11, Section 13.8 and the reaffirmation of such representations and warranties contained in the certificate delivered at Closing by Seller pursuant to Section 11.2(i) shall, in each case, survive the Closing and expire and terminate at 5:00 p.m. Houston, Texas time on the date on which the applicable statute of limitations has expired.

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(e) All covenants and agreements of Seller and Purchaser contained in this Agreement shall (i) with respect to each such covenant and agreement required to be complied with or performed prior to Closing, survive the Closing and expire and terminate at 5:00 p.m., Houston, Texas time on the date that is six (6) months after the Closing Date, and (ii) with respect to each such covenant and agreement required to be complied with or performed solely at or after Closing (to the extent no survival period is separately provided for such covenant or agreement elsewhere in this Agreement), survive the Closing and expire and terminate on the earlier of (A) such time as such covenant or agreement has been fully performed or (B) 5:00 p.m., Houston, Texas time on the date that is twelve (12) months after the Closing Date.

(f) Representations, warranties, covenants, and agreements shall be of no further force and effect after the date of their expiration; provided, however, there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant, or agreement prior to its expiration date.

(g) Notwithstanding anything to the contrary above in this Section 14.9, (i) the indemnities in Sections 14.2(a) and 14.2(b) and Sections 14.3(a) and 14.3(b) shall expire and terminate as of the termination date of each respective representation, warranty, covenant, or agreement that is subject to indemnification thereunder, except, in each case, solely as to matters for which a specific written claim for indemnity has been delivered to Seller or Purchaser, as applicable, on or before such termination date; (ii) the indemnities in Sections 14.2(d), 14.3(c) and 14.3(e) shall expire and terminate at 5:00 p.m., Houston, Texas time on the date on which the applicable statute of limitations has expired, except solely as to matters for which a specific written claim for indemnity has been delivered to Seller or Purchaser, as applicable, on or before such termination date; (iii) the indemnities in Section 14.2(c) shall expire and terminate on the date that is twelve (12) months after the Closing Date and (iv) the indemnities in Section 14.3(d) shall survive the Closing and remain in full force and effect indefinitely.

14.10 Waiver of Right to Rescission. Sellers and Purchaser acknowledge that, following Closing, specific performance or the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant, or agreement contained herein or for any other claim arising in connection with or with respect to the Contemplated Transactions. As such, following Closing, Purchaser and Sellers each waive any right to rescind this Agreement or any of the Contemplated Transactions.

14.11 Subrogation. To the extent of the indemnification obligations in this Agreement, Purchaser and Sellers hereby waive for themselves and their respective successors and assigns, including any insurers, any rights to subrogation for Losses for which such Party is liable or against which such Party indemnifies any other Person under this Agreement. If required by applicable insurance policies, each Party shall obtain a waiver of such subrogation from its insurers.

14.12 Non-Compensatory Damages. None of the Indemnified Purchaser Parties nor Indemnified Seller Parties shall be entitled under this Agreement or any Transaction Document to recover from Sellers or Purchaser, or their respective Affiliates, any special, indirect, consequential, punitive, exemplary, remote or speculative damages, or damages for lost profits of any kind (collectively, “Non-Compensatory Damages”) arising under or in connection with this Agreement or the Contemplated Transactions, except to the extent any such party suffers such damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending of such damages) to a Third Party, which damages (including costs of defense and reasonable attorney’s fees incurred in connection with defending against such damages) shall not be excluded by this provision as to recovery hereunder. Subject to the preceding sentence, Purchaser, on behalf of each of the Indemnified Purchaser Parties, and Sellers, on behalf of each of the Indemnified Seller Parties, waive any right to recover any Non-Compensatory Damages arising in connection with or with respect to this Agreement or the Contemplated Transactions. Subject to Section 14.7, this Section 14.12 shall not restrict either Party’s right to obtain specific performance or an injunction.

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Article XV
MISCELLANEOUS

15.1 Legal Fees. If either Party institutes a Proceeding against the other Party relating to the provisions of this Agreement, the Party to such Proceeding which does not prevail will reimburse the prevailing Party therein (regardless of whether the prevailing Party is the plaintiff or the defendant in such Proceeding) for the reasonable expenses of attorneys’ fees and disbursements incurred by the prevailing Party. The applicable Governmental Authority shall be empowered to designate the prevailing Party for purposes of this Section 15.1. If more than one Seller is a non-prevailing Party to any such action, then each Seller that is a non-prevailing Party to such action shall bear its Proportionate Share of such expenses and fees.

15.2 Expenses.

(a) Except as otherwise specifically provided, all fees, costs, and expenses incurred by Sellers or Purchaser in negotiating this Agreement or in consummating the Contemplated Transactions shall be paid by the Person incurring the same, including, legal and accounting fees, costs, and expenses (“Expenses”).

(b) All required documentary, filing, and recording fees and expenses in connection with the filing and recording of the assignments, conveyances, or other instruments required to convey title to the Acquired Assets to Purchaser (including the Assignment) shall be borne by Purchaser.

15.3 Governing Law. This Agreement and all Claims or causes of action (whether in contract, tort, or based on any other legal theory) that may be based upon, arise out of, or relate to this Agreement or the negotiation, execution, or performance of this Agreement (including any claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Texas applicable to agreements made and to be performed entirely within such State, without regard to any choice-of-law or conflicts-of-law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Texas; provided, however, with respect to conveyancing matters as to any Acquired Asset, the Laws of the state where such Acquired Asset is located shall govern and control such determination.

15.4 Jurisdiction and Venue. Except as otherwise provided in Section 3.5, any Proceeding arising under or relating to this Agreement or the other Transaction Documents, the interpretation of this Agreement or the other Transaction Documents, or the enforcement of any provision of this Agreement or the other Transaction Documents (whether in Law, equity, or other theory) shall be brought or otherwise commenced in any state court or the United States District Court located in Houston, Harris County, Texas. Each Party consents to the exclusive jurisdiction of such courts (and the appellate courts thereof) and agrees not to commence any such Proceeding except in such courts. Each Party agrees not to assert (by way of motion, as a defense, or otherwise), and hereby irrevocably and unconditionally waives in any such Proceeding commenced in such court, any objection or claim that such Party is not subject personally to the jurisdiction of such court or that such Proceeding has been brought in an inconvenient forum. If such courts refuse to exercise jurisdiction hereunder, then the Parties agree that such jurisdiction shall be proper in any court in which jurisdiction may be obtained. Each Party irrevocably consents to service of process by delivery of the copy of the process pursuant to the notice provisions set forth in Section 15.7 with the same force and effect as if such service had been made within the State of Texas.

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15.5 Waiver of Jury Trial. Each Party hereby unconditionally and irrevocably waives its right to a jury trial in any lawsuit, action, or proceeding between or among the Parties arising out of or relating to this Agreement or the Contemplated Transactions.

15.6 Time of the Essence; Calculation of Time. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

15.7 Notices.

(a) Addresses. All notices under this Agreement (other than those permitted or required under Section 9.1(c)) shall be in writing and shall be delivered either personally, by internationally recognized overnight courier, by electronic mail, or by registered or certified mail (return-receipt requested and postage prepaid), in any such case to the other Party at its addresses set forth below:

If to any Seller:	Sage Road Capital, LP
2121 Sage Road, Suite 325
Houston, Texas 77056
Attention: Benjamin A. Stamets
Email: ben@sagerc.com

With a copy to:	Porter Hedges LLP
1000 Main Street, 36th Floor
Houston, Texas 77002
Attention: Jeremy Mouton
Email: jmouton@porterhedges.com

If to Purchaser:	U.S. Energy Corp.
675 Bering Dr., Suite 290
Houston, Texas 77057
Attention: Ryan L. Smith
Email: Ryan@usnrg.com

With a copy to:	The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Attention: David M. Loev; and John S. Gillies
Email: dloev@loevlaw.com; and john@loevlaw.com

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(b) When Notice Received. Any such notice shall be deemed to have been delivered and received: (i) in the case of personal delivery, on the date of actual receipt by the applicable individual designated; (ii) in the case of electronic transmission, on the date affirmative electronic confirmation of receipt from the receiving Party has been received by the transmitting Party if such confirmation of receipt is received before 5:00 p.m. Houston, Texas time on a Business Day (otherwise on the next Business Day after such confirmation is received), provided that an automated response from the email account or server of the receiving Party shall not constitute an affirmative confirmation of receipt; (iii) in the case of an internationally recognized overnight courier, on the date of actual receipt by the applicable individual designated, as confirmed by the records of such overnight courier; and (iv) in the case of mailing by registered or certified mail (return-receipt requested), on the date of actual receipt by the applicable individual designated. In the case of electronic transmission, the sending Party shall use commercially reasonable efforts to promptly thereafter mail or deliver a copy of the notice by internationally recognized courier or by registered or certified mail (return-receipt requested); provided, however, that the delivery or mailing of, or the failure to deliver or mail, such a copy shall not affect the effectiveness or the time of delivery or receipt of the notice.

(c) Change of Address. A Party may change its notice address by notice to the other Party in accordance with this Section 15.7, which shall be effective ten (10) Business Days after receipt.

15.8 Entire Agreement; Conflicts.

(a) Entire Agreement. This Agreement (including the Appendix, Exhibits, and Schedules), the Confidentiality Agreement, and (when executed) the other Transaction Documents contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof, and all prior and contemporaneous negotiations, understandings, and agreements between the Parties on the matters contained herein and therein are expressly merged into and superseded by this Agreement, the Confidentiality Agreement, and (when executed) the other Transaction Documents. The provisions of this Agreement, the Confidentiality Agreement, and (when executed) the other Transaction Documents may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. No Party shall be liable or bound to any other Party in any manner by any representations, warranties, covenants, or agreements relating to such subject matter except as specifically set forth in this Agreement, the Confidentiality Agreement, and (when executed) the other Transaction Documents.

(b) Conflicts. In the event of a conflict between the terms and provisions of this Agreement and the terms and provisions of any exhibit hereto or any Transaction Document, the terms and provisions of this Agreement shall govern and control; provided, however, the inclusion in any of the exhibits hereto or any Transaction Document of terms and provisions not addressed in this Agreement shall not be deemed a conflict, and all such additional provisions shall be given full force and effect, subject to the provisions of this Section 15.8(b).

15.9 Amendments and Waivers.

(a) Amendments. This Agreement may not be amended except by a written agreement of the Parties that is identified as an amendment to this Agreement.

(b) Waivers. Except for waivers specifically provided for in this Agreement, rights under this Agreement may not be waived except by an instrument in writing signed by the Party to be charged with the waiver. No waiver of, or consent to a change in, or modification of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, or modification of other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. The rights of Sellers and Purchaser under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

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15.10 Binding Effect; Assignment.

(a) Binding Effect. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns, and shall inure to the benefit of the Parties and their respective successors and permitted assigns. In the event Purchaser sells, transfers, conveys, assigns, grants, or otherwise disposes of all or any part of the Acquired Assets, then (i) each such sale, transfer, conveyance, assignment, or other disposition shall be made expressly subject to this Agreement and each instrument of conveyance delivered in connection therewith shall explicitly state such and (ii) the assignee shall expressly assume all obligations of Purchaser arising hereunder to the extent related to the Acquired Assets so assigned. Any such sale, transfer, conveyance, assignment, or other disposition of the Acquired Assets shall not relieve Purchaser of any of its obligations under this Agreement, whether arising before or after the date of such sale, transfer, conveyance, assignment, or other disposition.

(b) Assignments Prohibited. No Party may assign this Agreement or any of its rights or interests under this Agreement, or delegate any of its obligations under this Agreement, without the prior written consent of the other Party, which consent may be withheld in such other Party’s sole and absolute discretion, and any attempt to do so shall be void. In the event the other Party consents to any such assignment, such assignment shall not relieve the assigning Party of any obligations and responsibilities hereunder.

15.11 Counterparts. This Agreement may be executed and delivered in one or more counterparts, each of which when executed and delivered shall be an original, and all of which when executed shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or by electronic image scan transmission in .pdf shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or electronic image scan transmission in .pdf shall be deemed to be their original signatures for all purposes. Any Party that delivers an executed counterpart signature page by facsimile or by electronic image scan transmission in .pdf shall promptly thereafter deliver a manually executed counterpart signature page to the other Party; provided, however, that the failure to do so shall not affect the validity, enforceability, or binding effect of this Agreement.

15.12 Third-Party Beneficiaries. This Agreement confers certain indirect rights and remedies upon the Indemnified Seller Parties and the Indemnified Purchaser Parties, as applicable, as set forth in Section 9.4, Section 9.5, Section 9.16, and Article XIV, each of which is, subject to the terms of Section 14.4 and Section 14.5, an express and intended indirect third-party beneficiary of such Section and Article, however, no other Person (other than the Parties and their respective successors and permitted assigns) has any rights or remedies under this Agreement or is an intended beneficiary of any provision of this Agreement. Notwithstanding the foregoing: (a) the Parties reserve the right to amend, modify, terminate, supplement, or waive any provision of this Agreement or this entire Agreement without the consent or approval of the other Indemnified Seller Parties or the other Indemnified Purchaser Parties; and (b) no Party hereunder shall have any direct liability to any permitted third party beneficiary, nor shall any permitted third party beneficiary have any right to exercise any rights hereunder for such third-party beneficiary’s benefit except to the extent such rights are brought, exercised, and administered by a Party hereto in accordance with Section 14.4.

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15.13 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any of Seller or Purchaser. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction or with respect to any event or circumstance shall not affect the validity or enforceability of such provision in any other jurisdiction or with respect to any other event or circumstance, nor shall the invalidity or unenforceability of any provision of this Agreement with respect to any Person affect the validity or enforceability of such provision with respect to any other Person.

15.14 DTPA. Purchaser certifies that it is not a “consumer” within the meaning of the Texas Business and Commerce Code, as amended and any similar Laws related to the protection of consumers applicable in any other jurisdictions (the “DTPA”). Purchaser covenants, for itself and for and on behalf of any successor or assignee, that, if the DTPA is applicable to this Agreement, (a) after consultation with attorneys of Purchaser’s own selection, Purchaser hereby voluntarily waives and releases all of Purchaser’s rights and remedies under the DTPA as applicable to Seller and Seller’s successors and assigns and (b) Purchaser shall defend and indemnify the Indemnified Seller Parties from and against any and all claims of or by any of the Indemnified Purchaser Parties or any of their successors and assigns based in whole or in part on the DTPA arising out of or in connection with this Agreement.

15.15 Headings; Mutuality. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit, or aid in the construction of any term or provision hereof. The rights and obligations of each Party shall be determined pursuant to this Agreement. Each of Sellers and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details and terms of the transaction contemplated hereby. This Agreement is the result of arm’s length negotiations from equal bargaining positions. It is the intention of the Parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of Law requiring an agreement to be strictly construed against the drafting Party) and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof, it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby and retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.

15.16 Removal of Name. As promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate any reference to the names “Banner”, “Banner Oil & Gas, LLC”, “Woodford”, “Woodford Petroleum, LLC”, “Llano”, “Llano Energy LLC”, and any variations or extensions of such names from the Acquired Assets, and shall have no right to use any logos, trade names, trademarks, service marks, and other marks belonging to any Seller or any of their Affiliates.

15.17 Litigation Support. For so long as any Party actively is contesting or defending against any Claim or Proceeding brought by or against any Third Party in connection with (a) this Agreement or the Contemplated Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction, on or before the Closing Date relating to the Acquired Assets, the other Party shall reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification for the foregoing under Section 9.4, Section 9.5, Section 9.16, or Article XIV).

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15.18 Further Assurances. From time to time after the Closing, Sellers shall execute, acknowledge, and deliver, or cause to be executed, acknowledged, and delivered, to Purchaser, and Purchaser shall execute, acknowledge, and deliver, and cause to be executed, acknowledged, and delivered to Sellers, such further documents and instruments, and take such other and further actions, as may be reasonably requested by each such Party in order to convey and deliver the Acquired Assets to Purchaser, to perfect Purchaser’s title thereto, and to accomplish the orderly transfer of the Acquired Assets to Purchaser in the manner contemplated by this Agreement, and to more effectively assure to Sellers the full assumption by Purchaser of, and release of Sellers from, the Assumed Liabilities, and to otherwise fully accomplish the Contemplated Transactions, in each case subject to the terms and conditions in this Agreement.

15.19 Filings, Notices, and Certain Governmental Approvals. Promptly after Closing, Purchaser, at its sole cost and expense, shall (a) record all assignments of Acquired Assets executed at Closing in the records of the applicable Governmental Authority, (b) if applicable, send notices to vendors supplying goods and services for the Acquired Assets and to the operator of such Acquired Assets of the assignment of such Acquired Assets to Purchaser, (c) actively pursue the unconditional approval of all applicable Governmental Authorities and other Persons of the assignment of the Acquired Assets to Purchaser, and (d) actively pursue all other consents and approvals that may be required in connection with the assignment of the Acquired Assets to Purchaser and the assumption of the Assumed Liabilities by Purchaser, that, in each case, shall not have been obtained prior to Closing. Purchaser obligates itself to take any and all action required by any Governmental Authority in order to obtain such unconditional approval, including the posting of any and all bonds or other security that may be required in excess of its existing lease, pipeline, or area-wide bond.

15.20 Specific Performance. After Closing, in the event of any actual or threatened breach of any of the covenants under this Agreement required to be performed by a Party after the Closing, the Party who is or is to be thereby aggrieved shall have the right to specific performance and injunctive relief with respect to a breach or threatened breach of such covenants. The Parties agree that the remedies at law for any breach or threatened breach of such covenants, including monetary damages, may be inadequate compensation for any loss, and that any defense in any action for specific performance of such covenants that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with respect to such a remedy are waived by the Parties.

[Signature page follows.]

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IN WITNESS WHEREOF, each Seller has executed this Agreement as of the Execution Date.

SELLERS:

BANNER OIL & GAS, LLC

By:	/s/ Benjamin A. Stamets
Name:	Benjamin A. Stamets
Title:	Authorized Person

WOODFORD PETROLEUM, LLC

By:	/s/ Benjamin A. Stamets
Name:	Benjamin A. Stamets
Title:	Authorized Person

LLANO ENERGY LLC

By:	/s/ Benjamin A. Stamets
Name:	Benjamin A. Stamets
Title:	Authorized Person

 SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

IN WITNESS WHEREOF, Purchaser has executed this Agreement as of the Execution Date.

PURCHASER:

U.S. ENERGY CORPORATION

By:	/s/ Ryan Smith
Name:	Ryan Smith
Title:	CEO

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

APPENDIX A

DEFINED TERMS

Certain Defined Terms. As used in the Agreement, the following terms have the meanings set forth below:

“Accounting Referee” has the meaning specified in Section 3.5(d).

“Acquired Assets” has the meaning specified in Section 2.2.

“Acquired Contracts” has the meaning specified in Section 2.2(i).

“Acquired Data” has the meaning specified in Section 2.2(k).

“Acquired Easements” has the meaning specified in Section 2.2(e).

“Acquired Leases” has the meaning specified in Section 2.2(a).

“Acquired Mineral Interests” has the meaning specified in Section 2.2(a).

“Acquired Personal Property” has the meaning specified in Section 2.2(h).

“Acquired Properties” has the meaning specified in Section 2.2(c).

“Acquired Real Estate” has the meaning specified in Section 2.2(g).

“Acquired Records” has the meaning specified in Section 2.2(l).

“Acquired Wells” has the meaning specified in Section 2.2(c).

“Additional Listing Application” has the meaning specified in Section 9.17.

“Additional Listing Approval” has the meaning specified in Section 10.2(e).

“Adverse Recommendation Change” means the Board of Directors of Purchaser: (a) fails to make, withdraws, amends, modifies or materially qualifies, in a manner adverse to obtaining Shareholder Approval, the Board Recommendation; (b) fails to include the Board Recommendation in the Proxy Statement that is mailed to Purchaser’s shareholders; (c) fails to publicly reaffirm the Board Recommendation within three (3) Business Days after receipt of a written request by Sellers; (d) making any public statement inconsistent with the Board Recommendation; or (e) resolving or agreeing to take any of the foregoing actions.

“AFE” has the meaning specified in Section 7.14.

“Affiliate” means, with respect to a Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. As used in this definition, the word “control” (and the words “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

APPENDIX A
1

“Aggregate Preferential Right Amount” has the meaning specified in Section 9.6(b).

“Agreement” has the meaning specified in the introductory paragraph.

“Allocated Value” has the meaning specified in Section 3.6.

“Anti-Corruption Laws” has the meaning specified in Section 7.30.

“Assignment” means (a) with respect to the Acquired Assets (other than the Acquired Mineral Interests), the Assignment, Bill of Sale and Conveyance from Sellers to Purchaser substantially in the form of Exhibit C-1, and (b) with respect to the Acquired Mineral Interests, the no-warranty Mineral Interest Deed from Sellers to Purchaser substantially in the form of Exhibit C-2.

“Assumed Environmental Liabilities” means any and all Claims and Losses (including any civil fines and penalties, personal injury, illness, or death of any natural person, any damage to, or destruction or loss or diminution in value of, any property, and any costs and expenses for the modification, repair, or replacement of any facilities on the Lands or any other Lands covered by or associated with the Acquired Assets), arising out of or relating to the Acquired Assets, the condition, ownership, maintenance, or use of the Acquired Assets, or Operations on or with respect to the Acquired Assets, by any Person, whether before, on, or after the Effective Time, in any way: (a) arising under any past, present, or future Environmental Law or any Permit issued under any past, present, or future Environmental Law, including any violation, breach, or noncompliance with any such Environmental Law or any such Permit, and contribution obligations under CERCLA; (b) arising out of or relating to the assessment, clean-up, removal, or other remediation of any Hazardous Material or other waste or materials of any kind, including but not limited to NORM; (c) arising out of or relating to any Release of Hazardous Materials or other contamination or pollution of the Environment; or (d) arising out of or related to any other Environmental Matter with respect to the Acquired Assets.

“Assumed Liabilities” means all Claims and Losses (whether known or unknown or absolute or contingent) resulting from, arising out of or in connection with, attributable to, based upon, or otherwise relating to the Acquired Assets or the use, ownership, or operation thereof, regardless of whether such Claims or Losses arose prior to, on, or after the Effective Time, including, but without limiting the generality of the foregoing: (a) all Liabilities for the payment of Property and Production Taxes; (b) all Liabilities for payment to Royalty owners, working interest owners, and other interest owners; (c) all Liabilities for maintaining, administering, and payment with respect to suspense accounts and revenues held in suspense, as well as for compliance with all unclaimed property Laws; (d) all Liabilities with respect to gas production, sales, transportation, processing, or other imbalances and make-up obligations; (e) all Liabilities for the payment of Property Expenses; (f) all Liabilities under Acquired Leases, Acquired Easements, and Acquired Contracts, and all Liabilities as required by Law; (g) all Claims and Proceedings with respect to the Acquired Assets or the use, ownership, or operation thereof; (h) all Assumed Environmental Liabilities and all Plugging and Abandonment Obligations; (i) all Casualty Losses; (j) the Specified Assumed Indebtedness, (k) the Specified Assumed Hedging Obligations and (l) all other Claims and Losses relating to the Acquired Assets or the use, ownership, or operation thereof; provided, however, “Assumed Liabilities” does not include any Claims or Losses to the extent arising from, based upon, or attributable to the Excluded Liabilities.

“Background Materials” has the meaning specified in Section 8.9.

“Banner” has the meaning specified in the introductory paragraph.

APPENDIX A
2

“Base Purchase Price” has the meaning specified in Section 3.1.

“Board Recommendation” has the meaning specified in Section 8.25.

“Business Day” means any day other than a Saturday, Sunday, or a day on which banks in the State of Texas are authorized or obligated to close.

“Cash Consideration” has the meaning specified in Section 3.1.

“Casualty Loss” means (a) any damage to or destruction of any Acquired Well that occurs as a result of acts of God, fire, explosion, terrorist attack, earthquake, windstorm, flood, drought, or similar occurrence or (b) a taking in condemnation or under right of eminent domain of any Acquired Well, in the case of each of clauses (a) and (b) above, (i) solely to the extent such individual Casualty Loss event or taking occurs after the Effective Time and prior to Closing, (ii) without regard to any related insurance proceeds, and (iii) specifically excluding, for the avoidance of doubt, changes in market conditions, including product and commodities prices, the availability of supply and distribution channels, production declines, adverse conditions or changes in production characteristics, wellbore failures arising or occurring during drilling or completion, or reworking or re-completion or production operations, or any other downhole conditions of any wells, including any well watering out, or experiencing a collapse in the casing or sand infiltration, and depreciation through ordinary wear and tear.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Claim” means any notice, claim, demand, allegation, cause of action, chose in action, or other communication alleging or asserting Liability or seeking contribution, indemnification, cost recovery, or compensation for Losses or injunctive or other equitable relief.

“Claim Notice” has the meaning specified in Section 14.8(b).

“Closing” has the meaning specified in Section 11.1.

“Closing Amount” has the meaning specified in Section 3.4(b).

“Closing Date” has the meaning specified in Section 11.1.

“Closing Payment” has the meaning specified in Section 3.4(b)(i).

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the common stock, par value $0.01 per share, of Purchaser.

“Confidentiality Agreement” means the Nondisclosure Agreement, dated as of July 12, 2021, by and among Sage Road Energy I, LP (on behalf of its Affiliates), Sage Road Energy II, LP (on behalf of its Affiliates) and Purchaser.

“Contemplated Transactions” means the purchase and sale of the Acquired Assets, the assumption of the Assumed Liabilities, the issuance and sale of the Share Consideration and the other transactions provided by this Agreement or any of the other Transaction Documents.

“Contribution Agreement” has the meaning specified in Section 11.2(n).

“COPAS” means the Council of Petroleum Accountant Societies of North America.

APPENDIX A
3

“Customary Post-Closing Consents” means all rights to consent by, required notices to, filings with or other actions by Governmental Authorities in connection with the sale, disposition, transfer or conveyance of federal, state, tribal, or other governmental oil and gas leases or interests therein or related thereto, or the transfer of operations of any wells, in each case, where the same are customarily obtained subsequent to the assignment, disposition or transfer of such oil and gas leases or interests therein, or such operations.

“Data Room” means the virtual data room where Background Materials and other information related to the Contemplated Transactions were disclosed to Purchaser or its Entity Representatives prior to the Execution Date.

“Defensible Title” has the meaning specified in Section 5.1.

“Deposit” has the meaning specified in Section 3.2.

“Disclosure Objection Notice” has the meaning specified in Section 9.15.

“Disclosure Schedule Termination” has the meaning specified in Section 9.15.

“DOI” means United States Department of Interior and any sub-agencies, bureaus or offices thereof, including, but not limited to, the United States Bureau of Land Management and the United States Bureau of Indian Affairs.

“DTPA” has the meaning specified in Section 15.14.

“Easement” means any easement, right-of-way, license, servitude, surface lease, surface use agreement, or other similar asset, right, or interest in real property.

“Effective Time” means at 12:01 a.m., Houston, Texas time on the first day of the month in which Closing occurs.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other incorporated or unincorporated enterprise, association, organization, or entity.

“Entity Representative” means, with respect to any Entity, such Entity’s directors, partners, managers, members, stockholders, officers, employees, agents, advisors, and attorneys.

“Environment” means soil, land surface, or subsurface strata, surface waters, groundwaters, stream sediments, ambient and other air, atmosphere, plant and animal life, or other environmental medium or natural resource.

“Environmental Matters” has the meaning specified in Section 6.1.

APPENDIX A
4

“Environmental Law” means any present or future Law relating to: (a) protection of human health or the Environment or workplace safety or occupational health; (b) Liability for or costs of remediation or prevention of Releases of Hazardous Materials; (c) Liability for or costs of any other actual or future threat to human health or the Environment; or (d) any wrongful death, personal injury, or property damage that is caused by or related to the handling, storage, or the presence of a Hazardous Material; including CERCLA, the Emergency Planning and Community Right to Know Act, the Hazardous Substances Transportation Act, the Resource Conservation and Recovery Act, the Solid Waste Disposal Act, the Clean Water Act, the Clean Air Act, the Toxic Substances Control Act, the Safe Drinking Water Act, the Occupational Safety and Health Act, the Federal Water Pollution Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Endangered Species Act, the National Environmental Policy Act, the River and Harbors Appropriation Act, and any state counterparts of the foregoing. The term “Environmental Law” does not include good or desirable operating practices or standards that may be voluntarily employed or adopted by other oil and gas well operators or recommended, but not required, by a Governmental Authority.

“Equipment” means all Lease Owned equipment, fixtures, physical facilities, and surface and subsurface machinery used or held for use in connection with the operation, production, treating, storing, or transportation of Hydrocarbons, including all such tanks, boilers, buildings, improvements, injection facilities, saltwater disposal facilities, compression facilities, gathering systems, Christmas trees, derricks, platforms, separators, compressors, gun barrels, and similar items, but excluding Operating Inventory.

“Escrow Account” has the meaning specified in Section 3.2.

“Escrow Agent” has the meaning specified in Section 3.2.

“Escrow Agreement” has the meaning specified in Section 3.2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning specified in Section 2.3.

“Excluded Liabilities” means the following obligations and Liabilities, known or unknown: (a) all Liabilities arising out of any of the Excluded Assets, including contracts that are not part of the Acquired Assets; (b) all Liabilities relating to any claims for infringement, dilution, misappropriation or any other violation of the rights of any Third Parties or caused by use of the Intellectual Property by a Seller; (c) except as otherwise expressly provided in this Agreement, all Liabilities for any Taxes of Seller and all liability for Taxes in respect of the Acquired Assets that are attributable to any period, or portion thereof, ending on or prior to the Effective Time, (d) all amounts owed to, and Liabilities associated with, the employees of a Seller; (e) all Liabilities arising as a result of any Proceedings set forth on Schedule 7.10; (f) except with respect to the Specified Assumed Indebtedness and the Specified Assumed Hedging Obligations, all Liabilities arising under any Indebtedness of a Seller or any obligations or Liabilities to preferred or common equity holders of a Seller; (g) all Liabilities with respect to any costs, fees and expenses (including all legal, accounting, financial advisory, valuation, investment banking and other third party advisory or consulting fees and expenses) incurred by or on behalf of a Seller in connection with the negotiation of this Agreement, the other Transaction Documents, and each other agreement, document or instrument contemplated hereby or thereby; and (h) all liabilities, warranties and similar claims for damages or injury to person or property to the extent related to periods of time prior to the Effective Date or that are covered by insurance policies maintained by Seller prior to the Closing Date (to the extent of such insurance coverage).

“Execution Date” has the meaning specified in the introductory paragraph.

“Existing Purchaser Assets” means the wells set forth on Schedule EPA and the related oil and gas leases, mineral interests, lands and equipment attributable to the ownership, use and operation of such wells.

APPENDIX A
5

“Existing Purchaser Contracts” means all Hydrocarbon sales, purchase, gathering, and processing contracts, transportation contracts, operating agreements, balancing agreements, joint venture agreements, partnership agreements, farmout and farmin agreements, area of mutual interest agreements, surface use agreements, contribution agreements, and other contracts and agreements, in each case, to the extent the foregoing cover, are attributable to, or relate to any of the Existing Purchaser Assets or to Operations on the Existing Purchaser Assets and which are binding on any of Purchaser, its Affiliates, or the Existing Purchaser Assets, including those Material Contracts listed on Schedule 8.15; provided, however, that Existing Purchaser Contracts do not include any lease, mineral interest, easement, permit, or real estate.

“Expenses” has the meaning specified in Section 15.2(a).

“Financial Advisor” means Johnson Rice & Company.

“Final Cash Consideration” has the meaning specified in Section 3.5(g).

“Final Determination Date” has the meaning specified in Section 3.5(g).

“Final Purchase Price” means the sum of (a) $27,230,000.00 and (b) the Final Cash Consideration.

“Final Settlement Date” has the meaning specified in Section 3.5(a).

“Final Settlement Disputes” has the meaning specified in Section 3.5(d).

“Final Settlement Statement” has the meaning specified in Section 3.5(a).

“Fundamental Representations” means (1) with respect to Sellers, solely those representations and warranties of Sellers contained in Sections 7.1, 7.2, 7.3, 7.4, and 7.5 and (2) with respect to Purchaser, solely those representations and warranties contained in Section 8.1, 8.2, 8.3, 8.4 and 8.5.

“GAAP” means United States generally accepted accounting principles in effect as of the Execution Date, applied consistently with Seller’s application in prior periods.

“Government Official” means an employee or official of any Governmental Authority or candidate for public office.

“Governmental Authority” means any federal, state, local, tribal, or foreign government, court of competent jurisdiction, administrative or regulatory body, agency, bureau, commission, governing body of any national securities exchange, or other governmental authority or instrumentality in any domestic or foreign jurisdiction, and any appropriate division of any of the foregoing.

“Guarantees” has the meaning specified in Section 9.4.

“Hazardous Material” means any: (a) petroleum, waste oil, crude oil, asbestos, urea formaldehyde, or polychlorinated biphenyl; (b) waste, gas, or other substance or material that is explosive or radioactive; (c) “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” as designated, listed, or defined (whether expressly or by reference) in any statute, regulation, Environmental Law, or other Law (including CERCLA and any other so called “superfund” or “superlien” Law and the respective regulations promulgated thereunder); (d) other substance or material (regardless of physical form) that is subject to any Environmental Law or other Law that regulates or establishes standards of conduct in connection with, or that otherwise relates to, the protection of human health, plant life, animal life, natural resources, property, or the enjoyment of life or property from the presence in the Environment of any solid, liquid, gas, odor, noise, or form of energy; or (e) compound, mixture, solution, product, or other substance or material that contains any substance or material referred to in clause (a), (b), (c), or (d) above.

APPENDIX A
6

“Hedging Instrument” means: (a) any futures trade, put option, synthetic put option, call option, or other arrangement relating to commodities entered into by a Person on any commodities exchange to hedge such Person’s exposure to or to speculate on commodity prices; and (b) any swap, collar, floor or other derivative transaction or hedging arrangement of any type or nature whatsoever in the over-the-counter derivatives market.

“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, natural gas liquids, and other liquid or gaseous hydrocarbons produced in association with the foregoing.

“Income Tax” means any United States federal, state, local, or foreign Tax based on or measured by reference to net income, profits, revenue, or similar measure, including any interest, penalty, or addition thereto, whether disputed or not.

“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person created, issued, or incurred for borrowed money (whether by loan, the issuance and sale of debt securities, or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such other Person); and (b) all obligations of such Person evidenced by a note, bond, debenture, or similar instrument.

“Indemnification Deductible” has the meaning specified in Section 14.5(b).

“Indemnification Threshold” has the meaning specified in Section 14.5(a).

“Indemnified Party” has the meaning specified in Section 14.8(a).

“Indemnified Purchaser Parties” means Purchaser and its Affiliates, and the respective Entity Representatives of the foregoing.

“Indemnified Seller Parties” means Sellers and their Affiliates, and the respective Entity Representatives of the foregoing.

“Indemnifying Party” has the meaning specified in Section 14.8(a).

“Intellectual Property” means, with respect to any Person, any intellectual property, industrial property, and other proprietary rights (or portion thereof) owned, licensed, or developed by such Person or any of its Affiliates, or in which such Person or any of its Affiliates has any rights or interests, including any trademark, service mark, trade name, fictitious business name, or other similar intangible asset, registered or unregistered copyrights, patents, inventions, software or systems, and all versions, forms and embodiments thereof, including source code and object code, information that derives economic value from not being generally known to other Persons, including trade secrets and customer lists, and applications for registration and registrations of any of the foregoing (whether pending, existing, abandoned, or expired).

“IRS” means the U.S. Internal Revenue Service.

APPENDIX A
7

“Knowledge” means, (a) with respect to Banner, the actual knowledge, without any obligation of inquiry or investigation, of the following Entity Representatives of Banner: Michael Richardson, CEO; (b) with respect to Woodford, the actual knowledge, without any obligation of inquiry or investigation, of the following Entity Representatives of Woodford: Benjamin Stamets, Manager; (c) with respect to Llano, the actual knowledge, without any obligation of inquiry or investigation, of the following Entity Representatives of Llano: Joshua Batchelor, Manager and (d) with respect to Purchaser, the actual knowledge, without any obligation of inquiry or investigation, of Ryan Smith, CEO or any other officer or director of Purchaser.

“Lands” has the meaning specified in Section 2.2(b).

“Law” means any law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, proclamation, treaty, convention, rule, regulation, permit, writ, or decree, whether legislative, municipal, administrative, or judicial in nature, enacted, adopted, passed, promulgated, made, or put into effect by or under the authority of any Governmental Authority.

“Lease Owned” means any Equipment or Operating Inventory in which a Party owns an interest used or held for use in connection with the operation of a Well or Wells which is (i) chargeable under applicable joint operating agreements consistent with the standards established by COPAS or (ii) is included within the scope of items that are chargeable under Section II (Direct Charges) of the COPAS 2005 Accounting Procedure, but excluding items considered part of overhead.

“Liability” means, with respect to any Person, any Indebtedness or other liability or obligation of such Person of any kind, nature, character, or description, whether known or unknown, absolute or contingent, accrued or unaccrued, in contract, tort, strict liability, or otherwise, including all costs and expenses relating to the foregoing.

“Lien” means any mortgage, deed of trust, pledge, assessment, security interest, lien, adverse claim, levy, charge, or similar encumbrance.

“Llano” has the meaning specified in the introductory paragraph.

“Lock-Up Period” has the meaning specified in Section 9.20.

“Lock-Up Securities” has the meaning specified in Section 9.20.

“Loss” means any direct or indirect loss, damage, injury, Liability, fine, sanction, penalty, Tax, charge, fee, assessment, demand, claim, Proceeding, judgment, cost (including costs incurred in settlement of any Proceeding), or expense (including any legal fees, expert fees, accounting fees, or advisory fees) of any kind or character (whether known or unknown, fixed or unfixed, conditional or unconditional, based on negligence, strict liability, or otherwise, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent, or other legal theory).

“Lubbock” shall mean Lubbock Energy Partners, LLC, a Texas limited liability company.

“Lubbock PSA” shall mean that certain Purchase and Sale Agreement, dated as of the Execution Date, by and between Lubbock and Purchaser.

APPENDIX A
8

“Material Adverse Effect” means a material adverse effect on: (a) the ownership, operation, or value of the Acquired Assets or Existing Purchaser Assets considered as a whole; or (b) the ability of Sellers or Purchaser to consummate the Contemplated Transactions; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any adverse change, event, development, or effect arising from or relating to: (A) general business or economic conditions, including such conditions related to the business or Operations of Sellers or Purchaser; (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment, or personnel of the United States; (C) financial, banking, commodities, products, or securities markets (including any disruption thereof and any decline in the price of any commodity, product, security or any market index); (D) disruptions in transportation and distribution channels, including channels into which a Seller or Purchaser sells any commodities or products; (E) reclassification or recalculation of reserves, or production declines or any adverse condition or change in the production characteristics or downhole condition of any wells, including any well watering out, or experiencing a collapse in the casing or sand infiltration; (F) depreciation of any Acquired Assets or Existing Purchaser Assets that constitute personal property through ordinary wear and tear; (G) changes in GAAP; (H) changes in Laws, Orders, or other binding directives issued by any Governmental Authority; (I) acts of God, including storms or meteorological events; (J) the entering into (or public announcement of) this Agreement or the taking of any action contemplated by this Agreement or the other Transaction Documents; or (K) any action taken (or omitted to be taken) at the request or with the written consent of the other Party; (ii) any existing event, occurrence, or circumstance with respect to which the other Party has knowledge as of the Execution Date; and (iii) any adverse change in or effect on the Acquired Assets or Operations of Seller and on the Existing Purchaser Assets or Operations of Purchaser that is cured before the earlier of the Closing Date and the termination of this Agreement.

“Material Contracts” means a contract binding on a Seller (and binding on the Acquired Assets) or Purchaser (and binding on the Existing Purchaser Assets), as applicable of the following types: (a) any contract that can reasonably be expected to result in aggregate payments by a Party of more than $100,000 (net to such Party’s interest) during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues), excluding any Hydrocarbon purchase and sale, gathering, transportation or processing agreements (which are addressed in subpart (d) below), (b) any contract that can reasonably be expected to result in aggregate revenues to a Party of more than $100,000 (net to such Party’s interest) during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues), excluding any Hydrocarbon purchase and sale, gathering, transportation or processing agreements (which are addressed in subpart (d) below), (c) any contract that constitutes a lease under which a Party is the lessor or the lessee of real or personal property which lease (1) cannot be terminated by a Party without penalty upon ninety (90) days or less notice and (2) involves an annual base rental of more than $100,000 (net to such Party’s interest); (d) any material contract that is a Hydrocarbon purchase and sale, gathering, transportation, or processing agreement and that is not terminable without penalty upon ninety (90) days or less notice; (e) any material contract that is a joint operating agreement, farmout agreement, participation agreement, exploration agreement, or development agreement, (f) any Acquired Contract between a Party and any Affiliate of such Party that will not be terminated at or prior to Closing; and (g) any contract that (1) contains or constitutes an existing area of mutual interest agreement or (2) includes non-competition restrictions on a Party or other similar restrictions on a Party doing business.

“Material Required Consents” means a consent by a Third Party required under any Acquired Lease or Acquired Contract to transfer such Acquired Lease or Acquired Contract to Purchaser pursuant to this Agreement that with respect to an Acquired Lease, if not obtained prior to the assignment thereof, would (expressly, pursuant to the terms of the applicable Acquired Lease or Acquired Contract) either terminate Sellers’ interest therein or void or nullify the Assignment with respect thereto; provided, however, “Material Required Consent” does not include (i) any consent that by its terms cannot be unreasonably withheld, (ii) any Customary Post-Closing Consent, (iii) any Preferential Right, (iv) transfer orders and other filings and notices that are routine and customary in connection with the transfer of oil and gas assets where the Acquired Assets are located, (v) any consent under Acquired Contracts that are terminable upon 60 days or fewer notice without payment of any fee, and (vi) any consent or waiver required under any applicable maintenance of uniform interest provision under any joint operating agreements constituting an Acquired Contract.

APPENDIX A
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“NASDAQ” means the NASDAQ Capital Market.

“Negotiation Period” has the meaning specified in Section 3.5(c).

“Net Revenue Interest” or “NRI” means, with respect to any Acquired Lease or Acquired Well, that interest of Sellers in Hydrocarbons produced and marketed from or attributable to the Target Formation of such Acquired Lease, Acquired Mineral Interest, or Acquired Well, after giving effect to all Royalties.

“Non-Compensatory Damages” has the meaning specified in Section 14.12.

“NORM” means naturally occurring radioactive material, radon gas and asbestos.

“Notifying Party” has the meaning specified in Section 9.14.

“Objection Date” has the meaning specified in Section 3.5(b).

“Objection Report” has the meaning specified in Section 3.5(b).

“Operations” means oil and gas exploration, development, and production, and all operations relating thereto, including: (a) the acquisition, purchase, sale, development, operation, maintenance, use and abandonment of oil, gas, and mineral leases and related interests; (b) the drilling, reworking, production, purchase, sale, transportation, storage, processing, treating, manufacture, and disposal of, or for, Hydrocarbons and associated by-products and wastes; and (c) the acquisition, construction, installation, maintenance, use, and operation of related Equipment and Operating Inventory.

“Operating Inventory” means Lease Owned rolling stock, pipes, casing, tubing, tubulars, fittings, and other spare parts, supplies, tools, and materials held as operating inventory.

“Order” means any order, judgment, injunction, edict, decree, ruling, assessment, stipulation, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered, or otherwise put into effect by or under the authority of any court or other Governmental Authority or any arbitrator or arbitration panel.

“Ordinary Course of Business” means the ordinary course of business of a Seller’s business and Operations, consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency) that does not require any board of director, member, manager or shareholder approval or any other separate or special authorization of any nature and similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business.

“Organizational Documents” means, with respect to any Entity, the articles or certificate of incorporation, formation, organization, or association; general or limited partnership agreement; limited liability company or operating agreement; bylaws; and other agreements, documents, or instruments relating to the organization, management, or operation of such Entity or relating to the rights, duties, and obligations of the equityholders of such Entity, including any equityholders’ agreements, voting agreements, voting trusts, joint venture agreements, registration rights agreements, and similar agreements.

APPENDIX A
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“Other PSAs” means, collectively, the Synergy PSA and the Lubbock PSA.

“Other PSA Sellers” means, collectively, Synergy and Lubbock.

“Outside Date” has the meaning specified in Section 12.1(e).

“Party” and “Parties” have the meanings specified in the introductory paragraph.

“Permit” means any permit, license, certificate of authority, franchise, concession, registration, or similar qualification or authorization issued, granted, or given by or under the authority of any Governmental Authority.

“Permitted Encumbrances” has the meaning specified in Section 5.2.

“Permitted Matter” has the meaning specified in Section 9.15.

“Person” means any natural person, Entity, or Governmental Authority.

“Plugging and Abandonment Obligations” means any and all Claims and Losses (whether known or unknown or absolute or contingent) resulting from, arising out of or in connection with, attributable to, based upon, or otherwise relating to any of the following, whether arising prior to, on, or after the Effective Time: (a) the plugging, replugging, and abandonment of all Acquired Wells; (b) the removal, abandonment, and disposal of all Acquired Personal Property and other fixtures, structures, pipelines, equipment, abandoned property, trash, refuse, and junk located on or comprising part of the Acquired Assets; (c) the capping and burying of all associated flow lines located on or comprising part of the Acquired Assets; (d) the restoration of the surface and subsurface of the Acquired Assets to the condition required by applicable Laws, Permits, Orders, Acquired Leases, and Acquired Contracts; (e) the dismantling, salvaging, removal, and abandonment of any and all Equipment and Operating Inventory; (f) all other Claims and Losses relating to the items described in clauses (a) through (e) above arising under Acquired Leases, Acquired Contracts, or other agreements, and all Claims made by Governmental Authorities or Third Parties claiming any vested interest in assets constituting the Acquired Assets; and (g) obtaining and maintaining all bonds, surety arrangements, and supplemental or additional bonds and surety arrangements, that may be required by Laws, Permits, Orders, or contracts, or may otherwise be required by any Governmental Authorities.

“Preferential Right” means a right of first refusal or other preferential purchase right provision applicable to any Acquired Assets.

“Preliminary Settlement Statement” has the meaning specified in Section 3.4(a).

“Proceeding” means any action, proceeding, litigation, suit, or arbitration (whether civil, criminal, administrative, or judicial in nature) commenced, brought, conducted, or heard before any Governmental Authority, arbitrator, or arbitration panel.

“Production Tax” (with correlative meanings) means any federal, state or local Tax that is based on or measured by the production of Hydrocarbons from the Acquired Assets or the receipt of proceeds therefrom, including any conservation, sales, use, value added, excise or severance Taxes (but excluding any Property Taxes, Income Taxes, and any franchise, employment, labor, unemployment, or similar Tax).

“Property and Production Tax” means all Property Taxes and Production Taxes.

APPENDIX A
11

“Property Expenses” means all operating expenses (including costs of insurance, title examinations, and curative actions taken in connection with obtaining or in response to drilling title opinions) and capital expenditures (including lease bonuses, broker fees, other lease acquisition costs, and expenditures listed on Schedule 3.3(a)(ii)) incurred in the ownership and operation of the Acquired Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Acquired Assets under the relevant operating agreement or unit agreement, if any, but excluding Claims and Losses attributable to (a) personal injury or death, property damage, or violation of any Law, (b) Assumed Environmental Liabilities, (c) Plugging and Abandonment Obligations, (d) obligations with respect to imbalances, (e) obligations to pay working interests, Royalties, or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Acquired Assets, including those held in suspense, or (f) Taxes.

“Property Tax” (with correlative meanings) means any federal, state or local personal or real property and ad valorem or similar Taxes assessed against the Acquired Assets or based upon or measured by the ownership of the Acquired Assets (but excluding any Production Taxes, Income Taxes, and any franchise, employment, labor, unemployment, or similar Tax).

“Proportionate Share” means with respect to a Seller (i) where the claim under Section 14.2 is based on a breach solely by such Seller or a claim solely against such Seller or such Seller’s interest in any Acquired Asset, one hundred percent (100%), and (ii) where the claim under Section 14.2 is based on a breach by multiple Sellers or claim against multiple Sellers, in each case, involving a jointly owned Acquired Asset, the percentage determined by dividing the amount of the Purchase Price received by such breaching Seller in respect of the applicable Acquired Asset as set forth in the Closing Statement (as adjusted by the Final Statement) by the aggregate Purchase Price set forth in the Closing Statement received by the applicable Sellers for such Acquired Asset (as adjusted by the Final Statement). For clarity, in no event shall any Seller be required to pay, defend, indemnify, reimburse or hold harmless the Purchaser hereunder for any claims to the extent relating to the other Sellers or to the other Sellers’ interest in the Acquired Assets.

“Proxy Approval” means that Purchaser has filed a proxy statement with the SEC, all SEC comments to such proxy statement (if any) have been cleared by Purchaser and such proxy statement has been mailed to all shareholders of Purchaser.

“Proxy Statement” means the proxy statement to be filed by Purchaser with the SEC and sent to Purchaser’s shareholders in connection with the Shareholder Meeting.

“Purchase Price” has the meaning specified in Section 3.1.

“Purchaser” has the meaning specified in the introductory paragraph.

“Purchaser’s Auditor” has the meaning specified in Section 9.15.

“Purchaser Financial Statements” has the meaning specified in Section 8.18.

“Records” means any lease files, land files, well files, Acquired Contract files, gas gathering and processing files, division order files, abstracts, title opinions, and similar records of Sellers to the extent relating directly to the Acquired Assets.

“Registration Rights Agreement” has the meaning specified in Section 11.2(k).

APPENDIX A
12

“Release” means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching, or migration on or into the Environment or into or out of any property.

“Remedial Action” means any and all actions, including any capital expenditures undertaken, to (i) clean up, remove, treat or in any other way address any Hazardous Material; (ii) prevent the Release or threat of Release, or minimize the further Release so it does not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform post-remedial monitoring and care; or (iv) correct any condition of material noncompliance with any Environmental Law.

“Royalties” means royalties, overriding royalties, production payments, net profits interests, other non-cost bearing revenue interests or similar payment burdens upon, measured by, or payable out of production of Hydrocarbons therefrom.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning specified in Section 8.18.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” or “Sellers” has the meaning specified in the introductory paragraph.

“Seller Balance Sheet” means the balance sheet dated as of the Seller Balance Sheet Date included in the Seller Financial Statements.

“Seller Balance Sheet Date” means June 30, 2021 with respect to each Seller.

“Seller Financial Statements” has the meaning specified in Section 7.18.

“Seller Proxy Provided Information” has the meaning specified in Section 9.19.

“Share Consideration” has the meaning specified in Section 3.1.

“Shareholder Approval” has the meaning specified in Section 10.2(e).

“Shareholders Meeting” means the special meeting of the shareholders of Purchaser to be held to consider the approval of the Contemplated Transaction and the transactions contemplated by the Other PSAs and the issuance of the Common Stock to Seller and the Other PSA Sellers in accordance with the rules and regulations of the NASDAQ and applicable Law.

“Six Month Anniversary” has the meaning specified in Section 9.20.

“Specified Assumed Hedging Obligations” means the existing hedge contracts between Banner and NextEra Energy Marketing, LLC pursuant to that certain ISDA Master Agreement dated as of September 11, 2018, as amended and revised.

“Specified Assumed Indebtedness” means all Indebtedness related to (i) the credit facility under the credit agreement dated as of November 24, 2020, as amended and revised, between Banner, as borrower, and FirstBank Southwest, as administrative agent, and (ii) loans to Banner, Woodford and Llano, in each case advanced by the Small Business Administration, pursuant to the Economic Injury Disaster Loan Program of the CARES Act.

APPENDIX A
13

“Straddle Period” has the meaning specified in Section 13.1(a).

“Synergy” shall mean Synergy Offshore, LLC, a Texas limited liability company.

“Synergy PSA” shall mean that certain Purchase and Sale Agreement, dated as of the Execution Date, by and between Synergy and Purchaser.

“Target Closing Date” has the meaning specified in Section 11.1.

“Target Formation” means, with respect to an Acquired Well, each geological zone and depth open to production and from which Hydrocarbons are being produced through such Acquired Well as of the Effective Time.

“Tax” and “Taxes” means any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, severance, natural resources, Production Tax, Property Tax, transfer, registration, stamp, value added, alternative or add-on minimum, estimated, or other tax, levy or assessment, duty, impost, charge, or fee of any kind whatsoever of any Governmental Authority, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report or information return (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax, and including any amendment thereof.

“Technical Data” means proprietary geologic, geophysical, seismic data and seismic licenses, but excluding any and all interpretive data and analysis of any of the foregoing (it being understood that all such interpretive data and analysis shall constitute an Excluded Asset).

“Third Party” shall mean any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Third Party Claim” has the meaning specified in Section 14.8(b).

“Title Matters” has the meaning specified in Section 5.5.

“Transaction Documents” means this Agreement, the Assignments, the Escrow Agreement, the Transition Services Agreement, the Contribution Agreement, the Registration Rights Agreement, the Voting Agreement and the other contracts, agreements, certificates, documents, and instruments delivered or to be delivered by the Parties in connection with the Closing.

“Transition Services Agreement” has the meaning specified in Section 11.2(k).

“Treasury Regulations” means the regulations issued by the United States Department of Treasury under the Code.

“United States” and “U.S.” means the United States of America.

“Updated Schedules” has the meaning specified in Section 9.15.

APPENDIX A
14

“Voting Agreement” has the meaning specified in Section 11.2(k).

“Willful Breach” means, with respect to a Party, either (a) such Party’s willful or deliberate act or a willful or deliberate failure to act, which act or failure to act (i) constitutes in and of itself a material breach of any covenant set forth in this Agreement and (ii) which was undertaken with the actual knowledge of such Party that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement, or (b) the refusal or inability by such Party to consummate (at the time required hereunder) the transactions contemplated by this Agreement after all conditions to such Party’s obligations in Article X, as applicable, have been satisfied or waived in accordance with the terms of this Agreement (other than those conditions which by their terms can only be satisfied simultaneously with the Closing but which would be capable of being satisfied at Closing if Closing were to occur).

“Woodford” has the meaning specified in the introductory paragraph.

“Working Interest” or “WI” means, with respect to any Acquired Well, that share of the costs and expenses of maintenance, development, and operations attributable to the interest of Seller in such Acquired Well, but without regard to the effect of any Royalties.

[End of Appendix A]

APPENDIX A
15